

DocuSign redefines how the world comes together and agrees

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number: 001-38465

DOCUSIGN, INC.

(Exact name of registrant as specified in its charter)

Delaware	**91-2183967**
(State or Other Jurisdiction of Incorporation)	**(I.R.S. Employer Identification Number)**

221 Main St.	**Suite 1550**	**San Francisco**	**California**	**94105**

(Address of Principal Executive Offices) (Zip Code)

(415) 489-4940
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DOCU	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act . Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐	Accelerated filer
☐ Non-accelerated filer	☐	Smaller reporting company
	☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its annual report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of July 29, 2022, based on the closing price of $63.98 for shares of the registrant's common stock as reported by the Nasdaq Global Select Market on that date, was approximately $12.7 billion. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

The registrant has 201,904,828 shares of common stock, par value $0.0001, outstanding at February 28, 2023.

<u>DOCUMENTS INCORPORATED BY REFERENCE</u>

Portions of the definitive proxy statement for our 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K. We intend to file such proxy statement with the Securities and Exchange Commission ("the SEC"), within 120 days of the fiscal year ended January 31, 2023.

DOCUSIGN, INC.
FORM 10-K
Fiscal Year Ended January 31, 2023
TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risk and uncertainties. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and trends, objectives for future operations, and the impact of such assumptions on our financial conditions and results of operations are forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions.

Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about: our expectations regarding global macro-economic conditions, including the effects of inflation, rising and fluctuating interest rates and market volatility on the global economy; our ability to estimate the size and growth of our total addressable market; our ability to compete effectively in an evolving and competitive market; the impact of any data breaches, cyberattacks or other malicious activity on our technology systems; our ability to effectively sustain and manage our growth and future expenses and achieve and maintain future profitability; our ability to attract new customers and maintain and expand our existing customer base; our ability to effectively implement and execute our restructuring plans; our ability to scale and update our platform to respond to customers' needs and rapid technological change; our ability to expand use cases within existing customers and vertical solutions; our ability to expand our operations and increase adoption of our platform internationally; our ability to strengthen and foster our relationships with developers; our ability to expand our direct sales force, customer success team and strategic partnerships around the world; our ability to identify targets for and execute potential acquisitions and to successfully integrate and realize the anticipated benefits of such acquisitions; our ability to maintain, protect and enhance our brand; the sufficiency of our cash, cash equivalents and capital resources to satisfy our liquidity needs; limitations on us due to obligations we have under our credit facility or other indebtedness; our failure or the failure of our software to comply with applicable industry standards, laws and regulations; our ability to maintain, protect and enhance our intellectual property; our ability to successfully defend litigation against us; our ability to attract large organizations as users; our ability to maintain our corporate culture; our ability to offer high-quality customer support; our ability to hire, retain and motivate qualified personnel, including executive level management; our ability to successfully manage and integrate executive management transitions; uncertainties regarding the impact of general economic and market conditions, including as a result of regional and global conflicts; our ability to successfully implement and maintain new and existing information technology systems, including our ERP system; and our ability to maintain proper and effective internal controls.

In addition, statements such as "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this Annual Report on Form 10-K or to conform such statements to actual results or revised expectations, except as required by law.

PART I - FINANCIAL INFORMATION

ITEM 1. BUSINESS

Overview

DocuSign is the global leader in the eSignature category. We offer products that address broader agreement workflows and digital transformation, including the world's leading electronic signature product, enabling agreements to be signed electronically on a wide variety of devices, from virtually anywhere in the world, securely. DocuSign's product offerings, including DocuSign eSignature, allow organizations to do business faster with less risk and lower costs, while providing better experiences for customers and employees. We offer applications for automating pre- and post-signature processes, including automatically generating an agreement from data in other systems, supporting negotiation workflow, verifying identities, enabling remote online notarization, collecting payment after signatures, and using artificial intelligence ("AI") to analyze a collection of agreements for risks and opportunities. DocuSign has over 400 partner integrations with the world's most used applications, so agreement processes can integrate with larger business processes and data where work happens.

Every agreement has an agreement process: how it is prepared, signed, acted on, and managed. Traditional agreement processes are slow, expensive and error-prone because they involve many manual steps, disconnected systems, and paper signing. Our value proposition is simple to understand: eliminate the paper, automate processes, and connect to the applications and systems where work gets done. This allows organizations to reduce turnaround times and costs, largely eliminate errors, and deliver a streamlined customer experience.

As of January 31, 2023, over 1.3 million customers and more than a billion users in over 180 countries use the DocuSign platform to accelerate and simplify the process of doing business.

Our customers range from the largest global enterprises to sole proprietorships and nonprofits, across virtually all industries globally. Within a given organization, our technology can also be used broadly across business functions: generating contracts for sales, signing employment offers for human resources, and analyzing commercial agreements for legal, among many others. This broad potential applicability drives the total addressable market for DocuSign to approximately $50 billion according to our estimates.

To address this opportunity, our sales and marketing strategy focuses on businesses at all scales, from global enterprise to local very small businesses ("VSBs"). We rely on our direct sales force and partnerships to sell to enterprises and commercial businesses. Our digital self-service channel provides a cost-effective way to serve customers of all sizes, and an option for serving customers of all sizes. We offer subscriptions to our products, which include editions with varying functionality for different customers' needs, as well as products and features specific to particular geographies or industries. We also focus on customer adoption, success and expansion. This helps us deliver continued value and creates opportunities for increased usage.

The Benefits of Using DocuSign

DocuSign leverages our core strengths in eSignature to deliver easier, smarter and trusted agreements. We help organizations connect and automate agreement processes with our industry leading product offerings that span the entire agreement lifecycle to enhance the customer experience while enabling the digital transformation of agreements.

In addition to what we do, we believe we are differentiated by how we do it:

- *Stringent security standards.* We seek to meet the industry's most rigorous security certification standards and use the strongest data encryption technologies that are commercially available. We believe our systems and processes meet and, in certain cases, exceed industry practices for data protection, transmission and secure storage including being certified for the globally recognized security standard, ISO 27001, among many other key privacy and security certifications.
- *Highly available.* Our main infrastructure is powered by near real-time data synchronization across a ring of four geo-dispersed data centers in the United States ("U.S."), and a similar ring of data centers in the European Union ("EU"). This infrastructure has enabled us to deliver over 99.9% availability to our DocuSign eSignature customers and users worldwide over the past 12 months.
- *Simple to use.* A key reason for our customer loyalty is our products' usability. Especially with DocuSign eSignature, we are widely known for our ease of use and customer satisfaction. For example, as of March 2023 our DocuSign eSignature app had more than 636,000 ratings with an average score of 4.9 out of 5 stars on Apple's App Store.
- *Developer-friendly.* Our extensive application programming interfaces ("APIs") enable DocuSign products to be quickly embedded into or connected with an organization's own apps, systems and processes. In the case of

DocuSign eSignature, this has led to the majority of transactions being driven through our APIs today. By integrating with the other systems our customers use to do business—as opposed to simply being a standalone app—we promote greater usage and engagement with our products.

- *Highly auditable.* With DocuSign eSignature, every signed document is backed by a unique, auditable Certificate of Completion, automatically capturing key signing details to help authenticate the document. It includes party names, email addresses, public IP addresses, and a time-stamped record of individuals' interactions with the document. This level of evidence and auditability exceeds what is possible with traditional ink-on-paper signatures.

- *Vertical offerings.* We offer enhanced solutions tailored to particular industries, such as financial services, government, life sciences, and real estate. In some cases, these may be variants of a product like DocuSign eSignature, such as our DocuSign eSignature Life Sciences Modules for assisting with compliance with U.S. Food and Drug Administration regulations. In other cases, it may be a distinct product for an industry, such as Rooms for Real Estate, which includes task management, templates, and workflow for real estate transactions. Finally, it may include a combination of additional capabilities and authorizations such as FedRAMP Moderate, which enables us to support various use cases within federal government agencies.

- *Globally adopted.* Our expertise in electronic signature and other agreement technologies is truly global. This is key, given that different regions have different laws, standards and cultural norms. We assist multiple parties in different jurisdictions to complete agreements and other documents in a legally valid manner. For example, in Europe, we have offerings tailored for the EU's electronic Identification, Authentication and Trust Services (""eIDAS") regulations, as well as for verifying European eIDs.

We believe customers benefit from working with us in many ways, including:

- *Do business faster.* By replacing manual, paper-driven processes with automated digital workflows, DocuSign can substantially reduce the time and labor necessary to complete agreements. In fiscal 2023, 78% of all transactions using DocuSign eSignature were completed in less than 24 hours and 43% within 15 minutes. Our other products also contribute to faster turnaround times, such as less time spent creating new agreements or less time spent finding completed agreements. By streamlining workflows, DocuSign enables businesses to save valuable time and resources, resulting in increased productivity and cost savings.

- *Better customer and employee experience.* Organizations that use DocuSign services internally and externally can deliver a simpler, more streamlined experience for their own customers and employees. For example, DocuSign eSignature replaces the hassle and costs of faxing, printing, scanning, emailing, and other manual activities with a few clicks or taps—which can be done from practically anywhere, at any time. DocuSign's ability to simplify and streamline workflows has contributed to our high net promoter score ("NPS"), as customers appreciate the time and cost savings they experience while using our products.

- *Reduced risk.* Organizations that rely on manual, paper-based agreement processes may be prone to error and difficult to audit. Using DocuSign, organizations can centralize, standardize, and automate agreement processes—so employees have an easy way to use approved processes and templates, with audit trails generated automatically. Also, AI technologies can help employees identify risks within large sets of existing agreements that would otherwise be impractical for manual review. Finally, fewer manual interactions during an agreement's lifecycle means fewer opportunities for mishandling or improper access.

- *Minimized environmental impact.* Environmental sustainability has been an important part of the DocuSign story since its inception. DocuSign eSignature not only reduces the use of paper, but also significant amounts of the waste, water, carbon, and wood required to make that paper. We believe that DocuSign has an important role in creating a low-carbon, sustainable future and our products can help our customers incorporate sustainability into their business operations.

Our Growth Strategy

We intend to drive the growth of our business by executing on the following strategies:

- *Drive new DocuSign eSignature customer acquisition.* We offer the world's leading e-signature solution, which has successfully streamlined the agreement process for our customers. Despite our success with DocuSign eSignature to date, we believe its market remains largely under-penetrated.

- *Expand self-serve capabilities.* We believe all customers can leverage our products and do business in a more automated way. As we expand our self-service capabilities, we intend to create a frictionless experience to allow customers to engage the way they prefer, enabling them to buy and manage their DocuSign relationship in a low-touch way. Our goal is to enable a seamless and world class self-service experience.

- *Expand our install base through new use cases and adoption of additional products, features and functionality.* A company's first exposure to DocuSign is often through the use of eSignature in accelerating the execution of agreements. Our strategy aims to expand beyond the initial DocuSign eSignature use case to facilitate digital transformation across agreement workflows. At every step of this process, we also see an opportunity to expand across the organization—for example, going from sales into services, human resources, finance, and other functions—thereby increasing the overall number of agreement processes that are automated. Our largest and most advanced customers have hundreds of use cases deployed, but the vast majority of our customers have only deployed a few use cases. Thus, we believe there is strong potential to expand within our existing customer base.

- *Accelerate international expansion.* In the year ended January 31, 2023, we derived 25% of our revenue from customers outside the U.S. We believe there is a substantial opportunity for us to increase our international customer base by leveraging and expanding investments in our technology, direct sales force and strategic partnerships around the world, as well as helping existing U.S.-based customers manage agreements across their international businesses.

- *Invest in innovation and expansion of our DocuSign products.* We expect to continue investing in research and development to enhance our products, as well as to develop new products that further augment DocuSign's product offerings. In addition, we expect to continue to use partnerships to offer new integrations and, in some cases, products for resale. Finally, we have acquired and may continue to acquire additional capabilities and make investments in key technologies.

- *Strengthen and foster our developer community.* With over 200,000 developer sandboxes created to enable product development and testing in isolated environments, and the majority of transactions on our DocuSign eSignature platform processed via our APIs today, we believe we have a strong developer community. Our easy-to-use and robust APIs allow developers to extend and integrate DocuSign products into their own applications. These developers help expand DocuSign functionality to other systems, thus driving greater usage of our offerings. We intend to continue investing in our APIs and other forms of support to further drive this virtuous cycle of value creation between developers and DocuSign.

Our Products

DocuSign enables businesses to address each aspect of the agreement process with our product offerings, which are tailored for each step in the agreement lifecycle and, in some cases, for particular market segments, industries or geographic regions. We focus on meeting customer needs by providing them a variety of products, features and functionality across our portfolio.

Key DocuSign products include:

- *DocuSign eSignature*, our anchor product, enables sending and signing of agreements on a wide variety of devices, from virtually anywhere in the world, securely. We offer multiple editions and add-ons that can be combined to fit the needs of different organizational sizes, industries and regions.

- *CLM* ("Contract Lifecycle Management") orchestrates workflows across the entire agreement process. It provides organizations the flexibility to automate complex processes for generating, negotiating, and storing agreements, as well as the ability to leverage AI-powered contract analytics to discover risks and opportunities hidden within agreements. We offer multiple editions of CLM, each tailored to meet the needs of customers with different organizational sizes and contracting complexity.

- *Gen for Salesforce* allows sales representatives to automatically generate polished, customizable agreements with a few clicks from within Salesforce, and is optimized for small to mid-sized businesses who value a simplified solution that is easy to install and maintain.

- *Identify* is a family of enhanced signer-identification options, such as for checking government-issued IDs.

- *Standards-Based Signatures* support electronic signatures that utilize digital certificates, including those specified in the EU's eIDAS regulations for advanced and qualified electronic signatures (also known as digital signatures).

- *Monitor* uses advanced analytics to track DocuSign eSignature web, mobile and API account activity across the customer's organization to provide near real-time visibility and strengthen security.

Our industry-specific DocuSign offerings include:

- *Rooms for Real Estate* provides a way for brokers and agents to manage the entire real estate transaction digitally. It enables the creation and editing of documents; custom approval processes and workflows for sharing and signing those documents; integration with zipForm and other providers to simplify the completion of paperless forms; and an API to ensure easy connection with Customer Relationship Management ("CRM") systems, accounting software and other real estate related systems.

- *DocuSign Federal and DocuSign CLM* are Federal Risk and Authorization Management Program ("FedRAMP")-authorized versions of DocuSign eSignature and CLM commercial products for the U.S. federal government agencies, running within dedicated data centers and system boundaries that offer heightened security in the storage, transmission and encryption of data.

- *Life Sciences Modules* for 21 CFR Part 11 are add-ons for DocuSign eSignature that support compliance with the electronic signature practices established by the U.S. Food and Drug Administration's 21 CFR Part 11 regulations.

Different pricing structures apply to different DocuSign products. For example, for DocuSign eSignature, we price our subscriptions based on the functionality required by our customers and the quantity of Envelopes provisioned. Similar to how physical agreements were mailed for signature in paper envelopes historically, we refer to an Envelope as a digital container used to send one or more documents for signature or approval to one or more recipients. Our customers have the flexibility to put a large number of documents in an Envelope. For a number of use cases, such as buying a home, multiple Envelopes could be used.

Our Technology, Infrastructure and Operations

Our technology and product efforts are focused on improving and enhancing the features, functionality, performance, availability and security of our product offerings. We focus on innovation in global security and privacy management, high availability, enterprise-class manageability, extensible identity proofing, digital transaction processing and integration into companies' systems and processes. This infrastructure supports over 1.3 million DocuSign eSignature customers, including some of the world's largest companies, and underpins our product offerings.

Our operations are based on stringent global industry security standards and we maintain compliance with ISO27K, PCI, and SSAE 18 standards. For example, DocuSign's eSignature and CLM products are FedRAMP-authorized. In addition, we offer a range of options for authenticating users and proving their identities and have a robust digital transaction processing platform that captures signatures and tags.

Our flagship eSignature product is designed as an always-on, geographically redundant and distributed cloud solution that runs in SSAE 18 audited data centers in the U.S. and EU. Recognizing that our customers often depend on DocuSign for their day-to-day operations, we are committed to providing best-in-class availability, with over 99.9% DocuSign eSignature availability to our customers and users over the past 12 months. Our company operates co-location data centers in several locations and we also leverage public cloud infrastructure in certain select international locations as well as an increasing number of supporting services. Companies can also integrate DocuSign into their systems and processes using one of more than 400 pre-built connectors or custom integrations using our API.

Research and Development

Since inception, we have invested in research and development ("R&D") to innovate our product offerings, including the world's leading electronic signature solution. Our product and engineering team is responsible for the design, development, testing and certification of our products.

Our Customers

As of January 31, 2023, we had over 1.3 million paying customers globally, serving the needs of some of the largest enterprises and governmental organizations down to sole proprietors and individual end users. No single customer accounted for more than 10% of our revenues in fiscal 2023.

Sales, Marketing and Customer Success

Our sales and marketing teams are focused on driving adoption and expanded use of DocuSign's products by customers and prospects across the globe. We benefit greatly from our strong brand recognition given our association with positive signing moments in people's lives—such as accepting a job or buying a house—which can influence the adoption of our solutions at their companies. Given that our offerings are designed to solve the needs of organizations of all sizes and across all industries and geographies, we sell to customer bases ranging from global enterprises to sole proprietors. Our go-to-market strategy leverages our direct sales force, digital motions and partnerships to sell to enterprises and commercial businesses, and our digital self-service channel to sell primarily to VSBs, which is the most cost-effective way to reach our smallest customers. We also employ tailored go-to-market strategies by industry verticals. We focus on bringing value to every function inside those verticals.

Sales

Our go-to-market model involves a combination of direct sales, partner-assisted sales and digital self-service purchasing:

Direct Sales: We sell subscriptions primarily through our direct sales force across our field offices around the world. Our account executives and account managers focus on new and existing enterprise and commercial customers. Our direct sales team focuses on companies looking to streamline front office operations (e.g., sales, services or marketing) and back office operations (e.g., human resources, procurement, finance or legal). By expanding within an organization, we believe we can generate large amounts of incremental revenue through the addition of new users and Envelopes, plan upgrades, expansions, and additional offerings to other functions or business units.

Partner-assisted Sales:

- *Global partners*: We have partnerships with some of the world's foremost technology providers including Google, Microsoft, Oracle, Salesforce, SAP and ServiceNow—that help us sell into a far greater number of accounts than we could do alone. These partnerships are multi-dimensional and involve joint investments, technology integrations, co-marketing agreements, membership in partner programs and go-to-market commitments.

- *Systems integrators*: We have strong partnerships with a number of global and regional systems integrators. These relationships are important given that those firms act as strategic technology advisors to many large customers and prospects. We intend to invest further in collaborating with these partners, especially those that are creating DocuSign specific practices.

- *Independent Software Vendors ("ISVs")*: We partner with a host of leading ISVs—including our strategic partners above as well as vertical oriented partners to help bring the power of DocuSign to customers around the world.

- *Distributors and resellers*: As part of our evolving go-to-market strategy, we have distribution partnerships with global industry leaders like Ingram Micro and AppDirect, enabling us to reach tens of thousands of resellers. We also have partnerships with solution providers such as Deutsche Telekom and others that have expertise in specific vertical and regional markets, enabling us to add further value directly to those markets.

Digital Sales: Through a strong presence that allows us to scale with low acquisition costs to individual users and small businesses around the world, we drive free 30-day trial and self-service solutions directly on our website, in our mobile applications and through use of our product itself. Our digital sales engine provides direct access to account plans with functionality to suit the needs of small businesses, sole proprietors and individuals.

Marketing

To support the sales team in reaching our broad range of potential customers, our integrated marketing programs address the specific needs of our different market segments. These programs create qualified sales opportunities and raise awareness of our leadership position in the global electronic signature and agreement-technology spaces.

In addition to account-based marketing aimed directly at our high-value customers and industry-specific marketing by our industry vertical teams, we also deploy a range of other marketing strategies and tactics across the globe. These include broader digital demand generation campaigns; corporate communications and analyst relations; first-party events, such as DocuSign City Tours, our annual set of roadshows gathering customers, prospects, developers and partners; participation in third-party events, such as Salesforce's Dreamforce; comprehensive customer evidence and advocacy programs; developer relations programs; cooperative marketing with strategic partners; and a comprehensive webinar series, among many other things. We also believe the ability for prospects to easily try DocuSign eSignature from our website or when interacting with our product creates awareness that extends beyond the acquisition of new VSB customers.

Customer Success & Customer Support

We believe that our Customer Success and Customer Support efforts are critical to retaining and expanding our customer base.

Customer Success helps onboard customers by designing, integrating, training and deploying solutions that meet their needs. Our solutions engineers and technical experts can also design tailored solutions to help customers improve workflow and automate business processes. Once customers are onboarded, Customer Success continues to guide them through their DocuSign journeys using motions such as health checks, account planning and renewal management.

Customer Support also plays an important role in helping our customers by being available via telephone, email or the web to help answer general and technical questions.

Both Customer Success and Customer Support offer in-depth expertise, proven best practices, and repeatable delivery methodologies designed to enhance our customers' overall DocuSign experience and ensure they achieve successful outcomes using our products.

Human Capital Management

At DocuSign, our values are reflected in six pillars: Trust, Customer Focus, Simplicity, Innovation, Unity, and Sustainability. In addition, our mission is to redefine how the world comes together and agrees. We are committed to delivering against these values for our employees, customers and the communities in which we live and work. We have several initiatives and strategies in place that reflect this commitment to our core values and to our employees.

As of January 31, 2023, we had 7,336 employees, of which approximately 68% were in sales, marketing and customer success, 24% in engineering, product development and customer operations and 8% in general and administrative. We had approximately 67% of our employees based in the U.S. and the remainder in international locations. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be positive.

Talent and Career Development

We are a global and inclusive organization with an increasingly international footprint. As we continue to grow in new markets, we anticipate continuing to recruit in new geographies.

DocuSign is recognized as a company where employees can develop their careers. During fiscal 2023, we were recognized as one of the World's Best Employers and World's Top Female-Friendly Companies by Forbes and were also listed as one of America's Greatest Workplaces for Diversity by Newsweek. We also measure employee satisfaction yearly through our bi-annual engagement survey.

At DocuSign, we believe in empowering employees so that they can do challenging and meaningful work in an environment where each employee can be heard, exchange ideas openly, learn new skills and build lasting relationships. We offer a number of resources to eligible employees to help engage and develop our employees including career development coursework, frameworks and education assistance.

Compensation and Benefits Programs

Our compensation programs are designed to recruit, reward and retain talented individuals who possess the skills necessary to support our business, contribute to our strategic goals and create long-term value for our stockholders. We aim to provide employees with competitive compensation packages that include base salary, bonus or commission plan and equity awards tied to the value of our stock. We also provide a range of health, savings, retirement, time-off and wellness benefits for our employees, which vary based on local regulations and norms.

Diversity and Inclusion

We believe that having diverse teams working in an inclusive environment will help us achieve better business results — across product innovation, customer experience and employee success.

The key pillars to our diversity and inclusion strategy include:

- *Pipeline*: We seek to increase the diversity of individual candidates applying to help us develop our products and our business.
- *Candidate Experience*: We have developed specialized interview training in which employees learn how to interrupt bias and understand the importance of building diverse candidate slates and interviewer panels.
- *Education*: Through management training, speaker series and online learning, we are actively raising awareness, cultivating an inclusive culture and building practical skills for mitigating bias.
- *Community*: DocuSign's Employee Resource Groups ("ERGs") serve as culture carriers and provide employees a way for colleagues to connect, network and build cross team collaboration. Through our ERG program, employees

are able to participate in personal and professional learning and development and give back to the community through volunteering, donation drives and awareness campaigns.

- *Transparency*: We publish employee diversity information by gender and race/ethnicity on our website to promote accountability and underscore our commitment to diversity.

Engagement with our Communities

DocuSign is dedicated to corporate responsibility and putting our values into action. We believe that this engagement with our communities is an important aspect of our company culture and brings long-term value to our stockholders, while making the world a better place. With DocuSign IMPACT, we are committed to harnessing the power of DocuSign's people, products and profits to make a difference in the global communities where our employees and customers live and work. In 2018, we committed to donating at least $30 million in cash or stock to DocuSign IMPACT over the next 10 years. In addition, the use of our products is associated with decreased paper use for our customers and we specifically donate to forest-protection and other environmental impact causes. Since we launched DocuSign for Forests in 2019, we have donated over $2.6 million to date to organizations doing critical work to preserve the world's forests.

We believe in promoting a culture of giving back and community support throughout our organization. As a company, we ensure that thousands of charitable organizations have the opportunity to use our products for free or at a discount every year. We also encourage our employees to take action in their own communities by volunteering and are proud to support their efforts by providing up to 24 hours of paid time off a year for volunteering. Our employees have volunteered thousands of hours collectively, including at organizations promoting healthier forests, echoing our company-wide commitment to environmental savings. Additionally, we match funds given by our employees to qualifying non-profits.

Our Competition

Our primary global competitor for DocuSign eSignature is currently Adobe, which offers an electronic signature solution known as Adobe Acrobat Sign as well as other global software companies that have or may elect to include an electronic signature capability in their products. We also face competition from a select number of vendors that focus on specific industries, geographies or product areas such as contract lifecycle management and advanced contract analytics.

We believe the principal factors that drive competition between vendors in the future will include:

- breadth and depth of innovative product functionality (including proprietary product differentiators);

- breadth and depth of integrations with the applications and systems customers already use;

- availability and reliability;

- security;

- ease of use and deployment;

- brand awareness and reputation;

- unit costs and total cost of ownership;

- level of customer satisfaction; and

- ability to address legal, regulatory and cultural matters associated with e-signature across jurisdictions.

We believe that we generally compete favorably on the basis of the factors listed above.

Intellectual Property

We own and develop significant intellectual property ("IP") and related IP rights around the world that support our products, services, R&D, and other activities and assets. Our IP portfolio includes patents, copyrights, trade secrets, trademarks and other rights. We actively seek to protect our global IP rights and to deter unauthorized use of our IP and other assets. We have obtained patents in the U.S. and other countries. As we expand our product offerings into new areas, we also seek to extend our patent coverage to such products. In addition to developing patents based on our own R&D efforts, we may purchase or license patents from third parties.

The software that we embed within our products, as well as software that we distribute, also is entitled to copyright and other IP protection. We also protect details about our processes, products, and strategies as trade secrets, keeping confidential the information that we believe provides us with a competitive advantage.

In addition, we seek to protect our IP rights by requiring our employees, independent contractors and business partners involved in development of IP on our behalf to enter into agreements acknowledging that all works or other IP generated or conceived by them on our behalf are our property, and assigning to us any rights, including IP rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Because of the fast pace of innovation and product development, our products may become obsolete before the patents related to them expire, and in some cases may become obsolete before the patents are granted. Efforts to protect our IP can be difficult, particularly in countries that provide less protection to IP rights and in the absence of harmonized international IP standards. Competitors and others may already have IP rights covering similar products. There is no assurance that we will be able to obtain IP rights covering our own products, or that we will be able to obtain IP licenses from other companies on favorable terms or at all. For a discussion of IP-related risks, see "Risk Factors".

Corporate Information

We were incorporated as DocuSign, Inc. in Washington in April 2003. We merged with and into DocuSign, Inc., a Delaware corporation, in March 2015. Our website address is www.DocuSign.com. The information contained in, or accessible through, our website or any other websites referred to in this Annual Report on Form 10-K are not incorporated into this filing. Further, our references to website addresses are only as inactive textual references.

"DocuSign," the DocuSign logo, and other trademarks or service marks of DocuSign, Inc. appearing in this Annual Report on Form 10-K are the property of DocuSign, Inc. This Annual Report on Form 10-K contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® or ™ symbols.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are filed with the SEC. Such reports and other information filed or furnished by us with the SEC are available free of charge on our website at investor.docusign.com, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC, when such reports are available on the SEC's website at www.sec.gov. We use our website, including our investor relations website at investor.docusign.com, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD.

ITEM 1A. RISK FACTORS

Risk Factors Summary

These summary risks provide an overview of many of the risks we are exposed to in the normal course of our business. As a result, the following summary risks do not contain all the information that may be important to you, and you should read them together with the more detailed discussion of risks set forth following this section under the heading "Risk Factors," and with the other information in this Annual Report on Form 10-K. Additional risks beyond those discussed below in "Risk Factors" or elsewhere in this Annual Report on Form 10-K that we do not currently anticipate or that we currently deem immaterial could have an adverse effect on our business, results of operations, financial condition or prospects, and could cause the trading price of our common stock to decline.

These risks include, but are not limited to, the following:

Business and Industry Risks
- Any decrease in adoption of our eSignature product, without a corresponding increase in our other products.
- Any inability to attract new customers and retain and expand sales to existing customers.
- Our inability to compete in an evolving and highly competitive market.
- Our systems and security measures being compromised or subject to data breaches, cyberattacks, or other malicious activity.
- Any real or perceived improper use of, disclosure of, or access to sensitive customer data.
- Our products and solutions not evolving to meet the needs of our customers or failing to achieve market acceptance.
- Any inability to manage our growth effectively.
- An over-estimation of the size of our total addressable market.
- Any interruption or delay in performance from our technical operations infrastructure, co-located data centers and third-party cloud providers.
- Any loss of highly skilled personnel, including our management team or other key employees, or inability to attract, integrate, and retain such employees necessary to support our business.
- Our inability to maintain successful relationships with our strategic partners or to establish and maintain relationships with partners that provide complementary technology.
- Any inability to effectively develop and expand our marketing and sales capabilities.

Financial Risks, including Taxation
- Any fluctuations in our financial results or failure to meet expectations of securities analysts or investors.
- Our long and unpredictable sales cycles, which often require considerable time and expense.
- The delay in reflecting downturns or upturns in sales contracts in our operating results due to recognition of subscription revenue.
- Any failure to forecast our revenue accurately, or failure to match our expenditures with corresponding revenue.
- Any inability to achieve or sustain profitability in the future.
- Any operational challenges in connection with our current or future international operations.
- A lack of additional capital or the availability to use it on reasonable terms to support business growth and objectives.
- Any limits on business flexibility and access to capital due to substantial indebtedness.
- Any limits on our ability to use our net operating loss carryforwards to offset future taxable income.
- A lack of sufficient cash to service our debt.

Legal and Regulatory Risks
- Any actual or perceived failure to comply with laws and regulations affecting our business.
- Legal proceedings against us by third parties for various claims, including any current or future legal proceedings.
- Any failure to adequately protect our proprietary rights, including intellectual property rights.

Risks Related to our Common Stock
- Any volatility in the market price of our common stock.
- Any future sales of our common stock in the public market may cause our common stock price to decline.
- Securities analysts publishing unfavorable or inaccurate research about us, or not publishing research.

General Risks
- Unfavorable conditions in our industry or the global economy or reductions in information technology spending.
- Natural catastrophic events and man-made problems, including the effects of climate change.

Risk Factors

Our business involves significant risks, some of which are described below. You should carefully consider the following risks, together with all the other information in this Annual Report on Form 10-K, including in the preceding Risk Factors Summary, and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K.

Business and Industry Risks

We derive a majority of our revenue from our DocuSign eSignature product, and slower or declining adoption of our DocuSign eSignature product, without a corresponding increase in the use of our other products and solutions, could cause our operating results to suffer.

Sales of subscriptions to our DocuSign eSignature product account for substantially all of our subscription revenue and are the source of substantially all of our professional services revenue. Although we continue to add to our suite of products and solutions for automating the agreement process, we expect that we will be substantially dependent on our DocuSign eSignature product to generate revenue for the foreseeable future. As a result, our operating results could suffer due to:

▪ any decline in demand for our DocuSign eSignature product;
▪ the failure of our DocuSign eSignature product to maintain market acceptance;
▪ the market for electronic signatures failing to grow, or growing more slowly than we expect;
▪ new products and technologies from our competitors that replace or represent an improvement over our DocuSign eSignature product;
▪ new technological innovations or standards that our DocuSign eSignature product does not address;
▪ changes in regulations;
▪ sensitivity to our current or future pricing;
▪ our inability to release enhanced versions of our DocuSign eSignature product on a timely basis; and
▪ macro- and micro-economic factors, including inflation, rising interest rates, increased debt and equity market volatility and the impact of regional or global conflicts or other public health crises, including the COVID-19 pandemic.

If we experience a material decline in sales of subscriptions to our DocuSign eSignature product, without a corresponding increase in subscriptions to our other products and solutions, our revenue and operating results would be harmed.

If we are unable to attract new customers and retain and expand sales to existing customers, our revenue growth will be adversely affected.

To increase our revenue, we must continue to grow our customer base. As our market matures, product and service offerings evolve, and competitors introduce lower cost and/or differentiated products or solutions that compete or are perceived to compete with our products and solutions, our ability to attract new customers could be impaired. This may be especially challenging where organizations have already invested significantly in an existing solution. If our pricing is not competitive or we cannot attract new customers and subsequently maintain and expand those customer relationships, our business and operating results may be harmed.

Our ability to increase our revenue also depends on our ability to expand the sales of our products and solutions to, and renew subscriptions with, existing customers and their organizations. Our existing customers, especially our enterprise customers, must increase their use of our products and solutions by purchasing new products, additional subscriptions and our enhanced products and solutions. We may also, from time to time, invest in products and functionalities to diversify our sales and marketing strategy. If these or other efforts to attract new customers or expand sales to our existing customers are not successful, our business, operating results and financial condition may suffer.

Moreover, a majority of our subscription contracts are for one year. Our customers have no obligation to renew their subscriptions and we cannot guarantee that our customers will renew their subscriptions with us for a similar or greater contract period or on the same or more favorable terms. Our renewal and expansion rates may decline or fluctuate as a result of a number of factors, including customer spending levels, customer dissatisfaction, decreases in the number of users with our customers, changes in the type and size of our customers, pricing, competitive conditions, customer attrition and general economic and global market conditions, including as a result of inflation, rising interest rates, increased debt and equity market volatility and the impact of the COVID-19 pandemic. If our customers do not renew their subscriptions for our products and solutions or if they reduce their subscription amounts at the time of renewal, our revenue will decline, and our business will suffer.

The market in which we participate is evolving and highly competitive, which may negatively affect our ability to add new customers, retain existing customers and grow our business.

Our products and solutions address a market that is evolving and highly competitive. We have customers in a wide variety of industries, including real estate, financial services, insurance, manufacturing, and healthcare and life sciences. We intend to continue to expand our sales efforts internationally, where many countries may have less familiarity with and acceptance of e-signature products. It is difficult to predict customer demand for our products and solutions, customer retention and expansion rates, the size and growth rate of the market for agreement automation, the entry of competitive products or the success of existing competitive products. We expect that we will continue to need intensive sales efforts to educate prospective customers, particularly enterprise and commercial customers and international customers, about the uses and benefits of our products and solutions. Additionally, we face competition from different companies depending on the product or solution. For example, our primary global e-signature competitor is currently Adobe Sign. We also face competition from a select number of vendors that focus on specific industries, geographies or product areas such as contract lifecycle management and advanced contract analytics. As we attempt to sell access to our products and solutions to new customers with existing products and solutions (or cross-sell additional products and solutions to existing customers), we must convince them that our products and solutions are superior to the solutions that their organizations have used in the past.

Many of our competitors have longer operating histories than us, significantly greater financial, technical, marketing and other resources, stronger brand and customer recognition, larger intellectual property portfolios and broader global distribution. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Our competitors may also offer lower pricing than we do or bundle certain competing products and services at a lower price. Further, we could lose customers if our competitors develop new competitive products and solutions, acquire competitive products, reduce prices, form strategic alliances with other companies, are acquired by third parties with greater resources or develop and market new technologies that render our existing or future products less competitive, unmarketable or obsolete. For example, disruptive technologies such as generative AI may fundamentally alter the market for our services in unpredictable ways and reduce customer demand. If we are unable to effectively compete, our business, operating results and financial condition would be harmed.

Our systems and security measures have been, and may in the future be, compromised or subject to data breaches, cyberattacks, or other malicious activity, which could result in customers reducing or stopping their use of our products, our reputation being harmed, and significant liabilities and adverse effects on our operating results and financial condition.

Our operations involve the storage and transmission of customer data, personal data and other sensitive information, and our corporate environment contains important company data and/or business records, employee data and data from partner, vendor or other relationships, as well as a wide variety of our own internal company, partner and employee information. Our employees, service providers and third parties work more frequently on a remote or hybrid arrangement basis, which may involve relying on less secure systems and may increase the risk of cybersecurity related incidents. We cannot guarantee these private work environments and electronic connections to our work environment have the same robust security measures deployed in our physical offices. We also rely on third-party and public-cloud infrastructure, and we depend in part on third-party security measures to protect against unauthorized access, cyberattacks and the mishandling of customer data. Our ability to monitor our third-party service providers' data security is limited and any breach of our providers' security measures may result in unauthorized access to, or misuse, loss or destruction of, our and our customers' data.

While we have security measures in place designed to protect our production, development and other systems, maintain the integrity of customer, company, partner and employee information, and prevent data loss, misappropriation and other security breaches and incidents, we have faced security incidents in the past. In these cases, upon detection, we took prompt action to prevent any additional unauthorized access, put further security controls in place and worked with law enforcement agencies. These efforts may not completely eliminate potential risks from such incidents, however. While these attempts had no impact on our operations, products or services, there can be no assurance that there will be no impact from these or similar incidents in the future. Despite our prevention and response efforts, any security incident or breach, even if immaterial and properly addressed, could result in negative publicity, loss of customers, damage to our reputation and could impair our sales and harm our business.

Like other organizations providing valuable technology and services, we are subject to increasing cyberattacks from malicious third parties using a wide variety of tactics. The frequency and sophistication of such threats continues to increase and often becomes further heightened in connection with geopolitical tensions. In addition, we face increased risk to maintain the performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our customers. Advances in technology and the increasing sophistication of attackers have led to more frequent and effective cyberattacks, including advanced persistent threats by state-sponsored actors, cyberattacks relying on complex social engineering or "phishing" tactics, ransomware attacks and other methods including credential stuffing and account takeover attacks, denial or degradation of service attacks, malicious code (e.g., viruses and worms), ransomware, and many other techniques that may lead to the loss, theft or misuse of personal, corporate or financial information, fraudulent payments and identity theft. If bad actors gain improper access to our systems or databases or those of our partners and other third parties who have access to our data, they may be able to steal, publish, delete, copy, unlawfully or fraudulently use or modify data, including personal information and/or blackmail us to pay a ransom.

If our security measures, or the security measures of our service providers, partners or customers, are compromised, our reputation could be damaged, our ability to attract and retain customers could be adversely affected, we could be subject to negative publicity, increased costs to remedy any problems and otherwise respond to any incident, monetary and other losses for us or our customers, identity theft for our customers, the inability to expand our business, additional scrutiny, restrictions, fines or penalties from regulatory or governmental authorities, loss of customers and customer confidence in our services, ongoing regulatory oversight, assessments and audits, exposure to civil litigation, and/or a breach of our contracts with third parties, all of which could expose us to significant liability and harm our business, financial condition, and operating results.

Despite significant efforts to create security barriers to such threats, it is virtually impossible for us, our service providers, our partners and our customers to entirely mitigate these risks. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs, investigating and remediating any information security vulnerabilities, complying with data breach notification obligations and applicable laws, and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations and materially and adversely affect our business, financial condition, and operating results. Additionally, there can be no assurance that any limitations of liability provisions in our contracts would be enforceable or adequate in the event of a security breach or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that insurers will not deny coverage as to any future claim. Security breaches may result in increased costs for such insurance as well. One or more large, successful claims against us in excess of our available insurance coverage, or changes in our insurance policies, including premium increases or large deductible or coinsurance requirements, could have an adverse effect on our business, operating results and financial condition.

We obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

We receive, store and process personal information and other data from and about our customers, employees, partners and service providers. In addition, customers use our products and solutions to obtain and store personal information, health information (including protected health information) and personal financial information. Our handling of data is thus subject to a variety of laws and regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission (the "FTC"), the U.S. Department of Health and Human Services Office for Civil Rights (the "OCR"), and various state, local and foreign agencies and other authorities. Our data handling also is subject to contractual obligations and industry standards.

We have internal and publicly posted policies regarding our collection, processing, use, disclosure, deletion and security of information. Although we endeavor to comply with our policies and documentation, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policies and other documentation that provide commitments about data privacy and security can subject us to potential actions if they are found to be non-compliant, deceptive, unfair, or otherwise misrepresent our actual practices, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to laws and regulations governing our use of our business data. For more information on these laws and regulations, see the risk factor "*We are subject to laws and regulations affecting our business, including those related to e-signature, marketing, advertising, privacy, data protection and information security. Our actual or perceived failure to comply with laws or regulations could harm our business. Complying with laws and regulations, in particular those related to privacy and data protection, could also result in additional costs and liabilities to us or inhibit sales of our software.*" If we are not able to comply with these laws or regulations or if we become liable under these evolving laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, operating results and financial condition. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

Additionally, any failure or perceived failure by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and partners to lose trust in us, which could have an adverse effect on our reputation and business.

If our products, solutions and functionalities do not evolve to meet the needs of our customers or fail to achieve sufficient market acceptance, our financial results and competitive position will suffer.

We spend substantial amounts of time and money to research, develop and enhance our existing products, add new offerings, incorporate additional functionality, and solve new use cases to meet our customers' rapidly evolving demands. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of our customers and potential customers is essential to our business. If we are unable to develop products and solutions internally due to a lack of research and development resources, we may be forced to rely on acquisitions to expand into certain markets or technologies, which can be costly. When we develop or acquire new or enhanced products and solutions, we typically incur expenses and expend resources upfront to develop, market, promote and sell them. As a result, when we introduce new or enhanced products and solutions, they must achieve high levels of market acceptance to justify the amount of our investment in developing or acquiring them and bringing them to market.

New products, solutions or enhancements to our existing products and solutions could fail to attain sufficient market acceptance for many reasons, including:

- failure to predict market demand for particular features or functions, or to timely meet demand;
- defects, errors or failures in our products and solutions;
- negative publicity about their performance or effectiveness;
- changes in applicable legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products and solutions;
- delays in releasing our products and solutions to the market;
- negative customer perception of our sales-directed strategies; and
- introduction or anticipated introduction of competing products by our competitors.

If the release of our new and enhanced products, solutions or functionalities do not meet customer needs or if our customers do not accept them, our business, operating results and financial condition would be harmed. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred.

Our recent rapid growth may not be indicative of our future growth, and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our revenue grew from $2.1 billion in the fiscal year ended January 31, 2022 to $2.5 billion in the fiscal year ended January 31, 2023. We expect that, in the future, as our revenue increases, our revenue growth rate will decline as the scale of our business increases.

While we experienced an increase in paying customers and revenue in the past, in part due to macro-economic conditions, including the pandemic, there is no assurance that we will experience a continued increase in paying customers or that new or existing customers will utilize our products at similar levels as businesses continue to return to more normalized, hybrid or in-person work environments. Additionally, future revenue growth rates may fail to meet the expectations of investors or securities analysts, particularly if measured against periods of accelerated revenue growth such as those experienced during the earlier phases of the COVID-19 pandemic and the resulting increased adoption of remote work and reduced seasonality experienced during such periods.

We believe that future growth of our revenue depends on a number of factors, including our ability to:

- price our products and solutions effectively so that we are able to attract and retain customers;
- attract new customers, increase our existing customers' use of our products and solutions and provide our customers with excellent customer support;

- expand our DocuSign product offerings for our customers;
- effectively implement our sales strategies, including the expansion of self-serve capabilities;
- continue to introduce our products and solutions to new markets outside of the U.S.;
- mitigate and effectively manage the increased pace of the digital transformation of business and the costs of monitoring and complying with evolving governmental mandates;
- hire, retain, train, and integrate our employee base including our sales force, research and development teams and key employees;
- successfully identify and develop, acquire or invest in businesses, products or technologies that we believe could complement or expand our products and solutions; and
- increase global awareness of our brand.

We may not successfully accomplish any of these objectives. We expect to continue to expend substantial financial and other resources on:

- product development and innovation;
- sales, including our omni channel: direct, self-serve and partners;
- marketing to expand brand awareness both in the U.S. and internationally;
- our technology infrastructure, including information technology systems, systems architecture, management tools, scalability, availability, performance and security, as well as disaster recovery measures;
- acquisitions or strategic investments;
- international expansion; and
- general administration, including legal and accounting expenses.

In addition to growth in revenue, we have also experienced significant growth in the number of our customers and users, the number and complexity of the transactions we handle, and the amount of data that our infrastructure supports. Our growth has placed and may continue to place significant demands on our management and our operational and financial resources.

Finally, our business is becoming more complex as we increase our product offerings, expand internationally and acquire complementary companies, products and technologies. In connection with this increased complexity, we are working to improve our operational, financial and management controls as well as our reporting systems and procedures, including streamlining or automating manual processes, all of which requires capital expenditures and management attention. Failure to effectively manage our growth and operations could have an adverse effect on our business, operating results and financial condition.

If we have overestimated the size of our total addressable market, our future growth rate may be limited.

We have estimated the size of our total addressable market based on internally generated data and assumptions, as well as data published by third parties, which we have not independently verified. While we believe our market size estimates are reasonable, such information is inherently imprecise and subject to a high degree of uncertainty. If our third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business. Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market.

We depend on co-located data centers and third-party cloud providers, as well as our own technical operations infrastructure, to provide our products and solutions to our customers in a timely manner. Interruptions or delays in performance of our products and solutions could result in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve our customers from third-party data center hosting facilities. Our customers need to be able to access our products at any time, without interruption or degradation of performance. In some cases, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. As a result, we depend, in part, on our data center providers' ability to protect these facilities against damage or interruption, including from natural disasters, regional or global conflicts, power or telecommunications failures, criminal acts and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a data center, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our disaster recovery planning may not account for all eventualities and our business could be harmed.

In addition to third-party data centers and cloud providers, we also rely on our own technical operations infrastructure to support and serve our rapidly growing customer base. We must maintain sufficient excess capacity in our operations infrastructure to ensure that our products and solutions are accessible within an acceptable load time. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our products and solutions. Any interruptions or delays in our service, whether or not caused by our products, whether as a result of third-party error, our own error, natural disasters and the effects of climate change, operational disruptions related to labor shortages or public health crises, including the COVID-19 pandemic, or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business.

We rely on the performance of highly skilled personnel, including our management and other key employees, and failing to attract, integrate, or retain such employees could harm our business.

Our success and future growth depend upon the continued services of highly skilled personnel, including our management team and other key employees. Changes in our management team resulting from the hiring or departure of executives and key employees from time to time could disrupt our business. In the last 12 months, there have been significant changes to our senior leadership team. For example, in June 2022, Dan Springer, our President and Chief Executive Officer resigned from the Company, and in October 2022, Allan Thygesen was appointed as our new President and Chief Executive Officer. In March 2023, we announced that Cynthia Gaylor, our Chief Financial Officer, gave notice of her intention to resign effective June 15, 2023, following a transition period. There have been several other transitions in our senior leadership team in recent months.

These changes and any future significant leadership changes or senior management transitions involve inherent risk. Any failure to find a timely and suitable replacement and ensure an effective transition, including the effective onboarding, assimilation, and retention of our management team and key employees, could hinder our strategic planning, business execution and future performance. In addition, executive leadership transition periods can be disruptive and may result in a loss of personnel with deep institutional or technical knowledge, or result in changes to business strategy or objectives, and may negatively impact our operations and relationships with employees and customers due to increased or unanticipated expenses, operational inefficiencies, uncertainty regarding changes in strategy, decreased employee morale and productivity, and increased turnover.

Our future success, and our ability to achieve our operational and business objectives, depends in large part on the successful recruitment, integration and continued service of senior management and other key personnel. In particular, we are highly dependent on the services of our senior management team, many of whom are essential to the development of our technology, platform, future vision, and strategic direction. Our senior management and key employees are employed on an at-will basis, meaning that we may terminate their employment at any time, with or without cause, and they may resign at any time, with or without cause. If we lose one or more of our senior management or other key employees and are unable to find adequate replacements, or if we fail to attract, integrate, retain and motivate members of our senior management team and key employees or otherwise fail to retain a significant portion of our workforce, our business could be harmed. For example, in September 2022, in response to changing economic conditions and in an effort to reduce our operational costs and improve our organizational efficiency, we authorized a restructuring plan, which included a restructuring and reduction of the current workforce by approximately 9%. The execution of this restructuring plan was substantially completed at the end of fiscal 2023. Additionally, in February 2023, in an effort to support our growth, scale and profitability objectives, we authorized an additional restructuring plan, which included a restructuring and reduction of the current workforce by approximately 10%. We expect that the execution of this restructuring plan will be substantially complete by the end of the second quarter of fiscal 2024. These restructuring plans could negatively impact our ability to attract, integrate, retain and motivate key employees.

We also are dependent on the continued service of our existing software engineers because of the complexity of our products and solutions. In particular, we compete with many other companies for software developers with high levels of experience and skilled sales and operations professionals in an increasingly tight U.S. labor market. We also require skilled product development, marketing, sales, finance and operations professionals, and we may not be successful in attracting and retaining the professionals we need, particularly in our principal U.S. locations in the San Francisco Bay Area and Seattle. Additionally, while we currently employ a hybrid model where employees have the flexibility to work from home, changes to our workplace arrangements could impact our ability to maintain our corporate culture or productivity, increase attrition or limit our ability to attract employees if individuals prefer to work full time at home or in the office. Competition for employees in our industry (and especially in our principal U.S. locations) is intense, and many of the companies we compete with for experienced personnel have greater resources than we do. To remain competitive, we may experience increased compensation-related expenses.

Our sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We sell to U.S. federal, state and local, as well as foreign, government agencies and public sector customers, as well as to customers in highly regulated industries such as financial services, pharmaceuticals, insurance, healthcare and life sciences. Sales to such entities are subject to a number of challenges and risks, including those related to our status as a service provider to U.S. state and federal governmental agencies. Selling to such entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. These longer sale cycles make the timing of future revenue from these entities difficult to predict. Further, government certification requirements may change, restricting our ability to sell into the government sector until we have met those revised requirements. Government demand and payment for our offerings are affected by public sector budgetary cycles and funding authorizations, and funding reductions or delays, including as a result of macro-economic factors, including inflation, rising interest rates, regional or global conflicts and public health crises, may adversely affect public sector demand for our products and solutions.

In addition, both government agencies and entities in highly regulated industries may demand shorter subscription periods or other contract terms that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our offerings than would be standard. Such agencies and entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners due to a default or for other reasons, and any such termination may adversely affect our business, operating results and financial condition.

If we are unable to maintain successful relationships with our partners, our business, operating results and financial condition could be harmed.

In addition to our direct sales force and our website, we use strategic partners, such as global system integrators, value-added resellers and independent software vendors, to sell our subscription offerings and solutions. Our agreements with our partners are generally nonexclusive, meaning our partners may offer their customers products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our partners do not effectively market and sell our subscription offerings and solutions, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our subscription offerings and solutions may be harmed. Our partners may cease marketing our subscription offerings or solutions with limited or no notice and with little or no penalty. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our products and solutions by potential customers. The loss of a substantial number of our partners, our possible inability to replace them or the failure to recruit additional partners could harm our growth objectives and operating results. Even if we are successful in maintaining and recruiting new partners, we cannot assure you that these relationships will result in increased customer usage of our products and solutions or increased revenue. Additionally, as the scale of our partnership efforts increases with our growth, the successful implementation of these relationships may become more time-consuming, difficult and costly to realize, which could negatively impact our business performance or our brand reputation.

Failure to establish and maintain relationships with partners that can provide complementary technology offerings and software integrations could limit our ability to grow our business.

Our products and solutions seamlessly integrate with hundreds of other software applications, including Salesforce, Google and Microsoft. Our growth strategy includes expanding the use of our products and solutions through complementary technology offerings and software integrations, such as third-party APIs. While we have established partnerships with providers of complementary offerings and software integrations, we cannot guarantee that we will be successful in continuing to maintain and scale these partnerships or establishing partnerships with additional providers as we grow. In the future, third-party providers of complementary technology offerings and software integrations may decline to enter into, or may later terminate, relationships with us; change their features or platforms; restrict our access to their applications and platforms; alter the terms governing use of and access to their applications and APIs; or implement other changes that could functionally limit or terminate our ability to use these third-party technology offerings and software integrations with our platform, any of which could negatively impact our offerings and harm our business.

We have in the past, and may in the future, engage in acquisition and investment activities, which could divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.

As part of our business strategy, we continually evaluate opportunities to acquire or invest in businesses, products or technologies that we believe could complement or expand our products and solutions, enhance our technical capabilities or otherwise offer growth opportunities. For example, in May 2020, we acquired Seal Software Group Ltd., a provider of contract analytics software, and in July 2020 we acquired Liveoak Technologies, Inc., a provider of a secure agreement-collaboration and identity verification platform. In the future, we may be unable to identify suitable acquisition candidates and, even if we do, we may not be able to complete desired acquisitions on favorable terms, if at all. If we are unable to complete acquisitions, we may not be able to strengthen our competitive position or achieve our goals. Future acquisitions and investments may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management attention, increasing our expenses, and subjecting us to additional liabilities. An acquisition may also negatively affect our financial results because it may:

- require us to incur charges or assume substantial debt;
- cause adverse tax consequences or unfavorable accounting treatment;
- expose us to claims and disputes by third parties, including intellectual property and privacy claims and disputes;
- not generate sufficient financial return to offset additional costs and expenses related to the acquisition;
- cause us to incur liabilities for activities of the acquired company before the acquisition;
- cause us to record impairment charges associated with goodwill and other acquired intangible assets; and
- cause other unforeseen operating difficulties and expenditures.

Moreover, to pay for an acquisition or investment, we would have to use cash, incur debt and/or issue equity securities, each of which may affect our financial condition or the value of our common stock and (in the case of equity financing) could result in dilution to our stockholders.

In addition, a failure to successfully integrate the operations, personnel or technologies of an acquired business could impact our ability to realize the full benefits of such an acquisition. Our limited experience acquiring companies increases these risks. If we are unable to achieve the anticipated strategic benefits of an acquisition or if the integration or the anticipated financial and strategic benefits, including any anticipated cost savings, revenue opportunities or operational synergies, of such an acquisition are not realized as rapidly as or to the extent anticipated by us, our business, operating results and financial condition could suffer.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and solutions.

Our ability to increase our customer base and achieve broader market acceptance of our products and solutions depends to a significant extent on our ability to expand our marketing and sales operations. We continue to make investments in our sales force and strategic partnerships, including expansion and training, both domestically and internationally. We also dedicate significant resources to our sales and marketing efforts by investing in advertising campaigns on a variety of media platforms, including online and social media. The effectiveness of our online advertising has varied over time and may vary in the future due to competition for key search terms, changes in search engine use and changes in the search algorithms used by major search engines. If we cannot cost-effectively deploy our expanding sales force, both domestically and internationally, and use our marketing tools, or if we fail to promote our products and solutions efficiently and effectively, our ability to acquire new customers and our financial condition may suffer.

We may need to reduce or change our pricing model to remain competitive.

Different pricing structures apply to our DocuSign product offerings. For DocuSign eSignature, we price our subscriptions based on the functionality required by our customers and the quantity of Envelopes provisioned. We expect that we may need to change our pricing or pricing structures from time to time, including in connection with the launch of new or enhanced offerings for automating the agreement process or in response to competitive pressures. As new or existing competitors introduce new competitive products or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we must also determine the appropriate price to enable us to compete effectively in non-U.S. markets. Moreover, mid- to large-size enterprises may demand substantial price discounts as part of the negotiation of sales contracts. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, operating results and financial condition.

We may not be able to scale our business quickly enough to meet the growing needs of our customers and if we are not able to grow efficiently, our operating results could be harmed.

As use of our products and solutions grows and as customers use them for more types of transactions, we will need to devote additional resources to improving our application architecture, integrating with third-party systems and maintaining or scaling our technology infrastructure and performance. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base.

Any failure of or delay in these efforts could cause impaired system performance and reduced customer satisfaction. These issues make our products and solutions less attractive to customers, resulting in decreased sales to new customers, lower renewal rates by existing customers, or the issuance of service credits or refunds, which could hurt our revenue growth and our reputation. Even if we are able to upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. Moreover, there are inherent risks associated with upgrading, improving and expanding our systems infrastructure. We cannot be sure that the expansion and improvements to our systems infrastructure will be effectively implemented on a timely basis, if at all. These efforts may be costly and could adversely affect our financial results.

For example, we recently launched a new enterprise resource planning, or ERP system, which is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management, and provide timely information to our management team. ERP system implementations are complex projects that require significant investment of capital and human resources, the reengineering of many business processes and the attention of many employees who would otherwise be focused on other aspects of our business. While we have implemented our new ERP system, we may experience difficulties as part of this transition, which could disrupt our operations, the management of our finances and the reporting of our financial results. Our failure to improve our systems and processes or complete such system implementations or enhancements on a timely basis, or their failure to operate in the intended manner, could harm our business, financial condition, and operating results. Additionally, if the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected.

Additionally, from time to time, we realign our resources and talent to implement stage-appropriate business strategies, which could include furloughs, layoffs and reductions in force. For example, in September 2022, in response to changing economic conditions and in an effort to support our growth, scale and profitability objectives, reduce our operational costs and improve our organizational efficiency, we authorized a restructuring plan, which included a restructuring and reduction of the current workforce by approximately 9%. The execution of this restructuring plan was substantially completed at the end of fiscal 2023. Additionally, in February 2023, in an effort to support our growth, scale and profitability objectives, we authorized an additional restructuring plan which included a restructuring and reduction of the current workforce by approximately 10%, primarily in our sales organization. We expect that the execution of this additional restructuring plan will be substantially completed by the end of the second quarter of fiscal 2024. If there are unforeseen expenses associated with such realignments in our business strategies, and we incur unanticipated charges or liabilities, then we may not be able to effectively realize the expected cost savings or other benefits of such actions. Failure to manage any growth or any scaling back of our operations could have an adverse effect on our business, operating results, and financial condition.

If our products and solutions fail to perform properly and if we fail to develop enhancements to resolve any defect or other problems, we could lose customers or become subject to service performance or warranty claims and our market share could decline.

Our operations are dependent upon our ability to prevent system interruptions and, as we continue to grow, we will need to devote additional resources to improving our infrastructure in order to maintain the performance of our products and solutions. The applications underlying our products and solutions are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. We have from time to time found defects in our products and solutions and may discover additional defects in the future that could result in data unavailability or unauthorized access or other harm to, or loss or corruption of, our customers' data. While we implement bug fixes and upgrades as part of our regularly scheduled system maintenance, we may not be able to detect and correct defects or errors before implementing our products and solutions. Consequently, we or our customers may discover defects or errors after our products and solutions have been employed. If we fail to perform timely maintenance or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, our existing customers could elect to not renew their subscriptions, delay or withhold payment to us, or cause us to issue credits, make refunds or pay penalties, and potential customers may not adopt our products and solutions and our brand and reputation could be harmed. In addition, the occurrence of any material defects, errors, disruptions in service or other performance problems with our software could result in warranty or other legal claims against us and diversion of our resources. The costs incurred in addressing and correcting any material defects or errors in our software and expanding our infrastructure and architecture in order to accommodate increased demand for our products and solutions may be substantial and could adversely affect our operating results.

If we fail to promote or maintain our brand, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that promoting and maintaining the DocuSign brand is important to supporting continued acceptance of our existing and future solutions, attracting new customers to our products and solutions and retaining existing customers. We also believe that the importance of our brand will increase as competition in our market increases. Successfully promoting and maintaining our brand will depend largely on the effectiveness of our marketing efforts, and our ability to provide reliable and useful solutions to meet the needs of our customers at competitive prices, maintain our customers' trust, continue to develop new functionality and solutions and successfully differentiate our products and solutions from those of our competitors'. Additionally, the performance of our partners may affect our brand and reputation if customers do not have a positive experience with our partners' services. We invest significantly in sales and marketing activities to attract new customers and expand use cases with existing customers, but these activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Further, we have also made public commitments to our corporate environmental, social, and governance ("ESG") and human capital management initiatives, including to the recruitment of a diverse workforce and reductions in carbon emissions. Any perceived changes in our dedication to these commitments or our failure to achieve progress in these areas on a timely basis, or at all, could adversely impact our relationships with our customers and employees and affect our reputation and the value of our brand.

If we fail to offer high-quality support, our business and reputation could suffer.

Many of our customers rely on our customer support and professional services personnel to deploy and use our products and solutions successfully. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of high-quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell our products and solutions to existing and new customers could suffer and our reputation with existing or potential customers could be harmed.

Financial Risks, including Taxation

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors, the price of our common stock could decline.

Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described herein, factors that may affect our operating results or cause our financial results to fluctuate include the following:

- general economic, market and industry conditions, including resulting from regional or global conflicts and as a result of inflation, rising interest rates and increased debt and equity market volatility;
- fluctuations in demand for, or pricing of, our products and solutions, including due to the effects of global macro-economic conditions, and differing levels of demand for our products as our customers' priorities, resources, financial conditions and economic outlook change;
- our ability to attract new customers;
- our ability to renew our subscriptions with, and expand sales of our products and solutions to, our existing customers;
- timing of revenue recognition;
- customer delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;
- changes in customers' budgets and in the timing of their budget cycles and purchasing decisions, including cost-cutting measures or other effects of macro-economic conditions;
- the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation or new entrants among competitors, customers, or strategic partners;
- our ability to control costs, including our operating expenses, and related impact to our operating margin;
- the timing of costs related to our go-to-market strategy including expansion of our sales capacity and marketing;

- potential accelerations of prepaid expenses and deferred costs;
- the amount and timing of non-cash expenses, including stock-based compensation, impairments and other non-cash charges;
- the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining existing employees;
- the amount and timing of costs associated with our restructuring plans;
- the time and costs related to litigation, including securities litigation and litigation and claims involving our former CEO;
- issues relating to acquisitions and partnerships with third parties;
- the impact of new accounting pronouncements;
- changes in laws and regulations that affect our business;
- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and solutions; and
- awareness of our brand on a global basis.

If our operating results fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action lawsuits.

Our sales cycle with enterprise and commercial customers can be long and unpredictable, and our sales efforts require considerable time and expense.

Our ability to increase our revenue and grow our business is partially dependent on the widespread acceptance of our products and solutions by large businesses and other commercial organizations. We often need to spend significant time and resources to better educate and familiarize these potential customers with the value proposition of our products and solutions. The length of our sales cycle for these customers from initial evaluation to payment for our offerings is generally three to nine months, but can vary substantially from customer to customer and from offering to offering. Customers frequently require considerable time to evaluate, test and qualify our offerings prior to entering into or expanding a subscription. This is particularly true of DocuSign CLM and our other advanced offerings, where longer evaluation, testing and qualification processes often result in longer sales cycles than for our DocuSign eSignature product. The timing of our sales with our enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale.

Additional factors that may influence the length and variability of our sales cycle include:

- the effectiveness of our sales force;
- the discretionary nature of purchasing and budget cycles and decisions;
- the obstacles placed by customers' procurement process;
- economic conditions, including inflation, rising interest rates and increased debt and equity market volatility, and other factors impacting customer budgets;
- the customer's integration complexity;
- the customer's familiarity with e-signature and agreement automation processes;
- the complexity of contracts with certain large business customers, including customers in the public sector or other highly regulated industries;
- customer evaluation of competing products during the purchasing process;
- the competitive market for our products and services; and
- evolving customer demands.

Because we recognize revenue from subscriptions over the term of the relevant contract, downturns or upturns in sales contracts are not immediately reflected in full in our operating results.

We recognize revenue over the term of each of our contracts, which are typically one year in length but may be up to three years or longer. As a result, much of our revenue is generated from the recognition of contract liabilities from contracts entered into during previous periods. Consequently, a shortfall in demand for our products and solutions and professional services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in future quarters. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales contracts in any period, as revenue from new customers is recognized over the applicable term of their contracts.

If we fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. As a result of our historical rapid growth and limited operating history, our ability to accurately forecast our future operating results is limited. Future growth rates are also subject to a number of assumptions and uncertainties, including the effectiveness of our sales and growth strategy and general macro-economic conditions. For example, it has been, and may continue to be, difficult for us to forecast our operating results due to recent macro-economic events, including interest rate hikes and rising rates of inflation and concerns about a potential economic downturn. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors. If we do not address these risks successfully, our operating results could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our stock price to decline.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We began operations in 2003 and have experienced net losses since inception. We generated a net loss of $97.5 million, $70.0 million, and $243.3 million in the years ended January 31, 2023, 2022, and 2021, and as of January 31, 2023, we had an accumulated deficit of $1.6 billion. We will need to generate and sustain increased revenue levels in future periods to become profitable and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to incur significant expenses to support growth, further develop and enhance our products and solutions, expand our infrastructure and technology, increase our sales headcount and marketing activities, and grow our international operations and customer base. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this "Risk Factors" section, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

Our current operations are international in scope and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. In each of the years ended January 31, 2023, 2022, and 2021 total revenue generated from customers outside the U.S. was 25%, 23%, and 20% of our total revenue. As of January 31, 2023, we have offices in 12 countries and approximately 33% of our full-time employees were located outside of the U.S. We are continuing to adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect. We expect that our international activities will continue to grow as we continue to pursue opportunities in existing and new international markets, which will require significant management attention and financial resources.

Our current international operations and future initiatives involve a variety of risks, including:

- changes in a specific country's or region's political or economic conditions, including the pace of the digital transformation of business in that country or region;
- the need to adapt and localize our products for specific countries, including providing customer support in different languages;
- greater difficulty collecting accounts receivable and longer payment cycles;
- potential changes in trade relations arising from U.S. policy initiatives;
- unexpected changes in laws and regulatory requirements, including but not limited to, taxes or trade laws;
- more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;
- differing labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to those in the U.S., including deemed hourly wage and overtime regulations in these locations;
- challenges inherent in efficiently managing an increased number of employees;
- difficulties in managing a business in new markets with diverse cultures, languages, and customs, as well as legal, alternative dispute and regulatory systems;
- increased travel, real estate, infrastructure and legal compliance costs associated with international operations;
- currency exchange rate fluctuations;
- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;
- laws and business practices favoring local competitors or general preferences for local vendors;
- limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;
- regional or global conflicts, including sanctions or other laws and regulations prohibiting or limiting operations in certain jurisdictions;

- political instability or terrorist activities;
- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act, and similar laws and regulations in other jurisdictions;
- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash; and
- exposure to regional or global public health issues, such as the COVID-19 pandemic, and to travel restrictions and other measures undertaken by governments in response to such issues.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we undertake may not be successful. If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our credit facility provides our lenders with a first-priority lien against substantially all of our assets, and contains financial covenants and other restrictions on our actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our credit facility restricts our ability to, among other things:

- use our accounts receivable, inventory, trademarks and most of our other assets as security in other borrowings or transactions, unless the value of the assets subject thereto does not exceed a certain threshold;
- incur additional indebtedness;
- incur liens upon our property;
- dispose of certain assets;
- declare dividends or make certain distributions; and
- undergo a merger or consolidation or other transactions.

Our credit facility also requires that our Consolidated Leverage Ratio (as defined in the credit facility) not exceed specified levels, or that our Consolidated Interest Coverage Ratio (as defined in the credit facility) be less than specified levels. Our ability to comply with these and other covenants is dependent upon several factors, some of which are beyond our control.

Our failure to comply with the covenants or payment requirements, or the occurrence of other events specified in our credit facility, could result in an event of default under the credit facility, which would give our lenders the right to terminate their commitments to provide additional loans under the credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, we have granted our lenders first-priority liens against all of our assets as collateral. Failure to comply with the covenants or other restrictions in the credit facility could result in a default. If the debt under our credit facility was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We fund our operations through payments by our customers for use of our product offerings and related services. In addition, as of January 31, 2023, we had outstanding $37.1 million aggregate principal amount of the 2023 Notes, $690.0 million aggregate principal amount of the 2024 Notes (the 2023 Notes together with the 2024 Notes, the "Notes") and available borrowing capacity of $500.0 million under our credit facility. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business.

Based upon our current operating plan, we believe that our existing cash, cash equivalents and investments are sufficient to fund our current operating expenses and capital expenditure requirements based on historical forecasts. We have based this assessment on assumptions that may prove to be wrong, and it is possible that we could use our capital resources sooner than we currently expect. This estimate does not reflect the possibility that we may not be able to access a material portion of our existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation ("FDIC") was appointed receiver of Silicon Valley Bank ("SVB"), and SVB's parent company subsequently filed for Chapter 11 protection. Our cash and cash equivalents are distributed across several large financial institutions, and our exposure to SVB was immaterial. However, if other banks and financial institutions wind down and liquidate, enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

We also intend to continue to make investments to support our business and, in the future, we may require additional funds. Additional financing may not be available on favorable terms, if at all. In addition, in the event that we incur additional debt, including under the credit facility, the debt holders would have rights senior to holders of common stock to make claims on our assets. Additionally, the credit facility restricts our ability to pay dividends on common stock and the terms of any future debt could restrict our operations. Further, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. If adequate funds are not available on acceptable terms when we require it, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition.

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital and/or increase our borrowing costs, and we may still incur substantially more debt, which may adversely affect our operations and financial results.

As of January 31, 2023, we had $37.1 million principal amount of indebtedness outstanding under our 2023 Notes, $690.0 million principal amount of indebtedness outstanding under our 2024 Notes and available borrowing capacity of $500.0 million under our credit facility. Our indebtedness may:

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
- require us to use a substantial portion of our cash flow from operations to make debt service payments;
- limit our flexibility to plan for, or react to, changes in our business and industry;
- place us at a competitive disadvantage compared to our less leveraged competitors;
- increase our vulnerability to the impact of adverse economic and industry conditions, including inflation and rising interest rates; and
- require us to consume a portion of our liquidity to settle the Notes in the next 12 months.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of January 31, 2023, we had accumulated net operating loss carryforwards and research tax credits in our federal, state and foreign jurisdictions with varying expiration dates.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an "ownership change." An "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state and foreign tax laws. Future issuances of our stock could cause an "ownership change." It is possible that any future ownership change could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our offerings to our customers outside of the U.S., which could adversely affect our operating results. In addition, an increasing portion of our operating revenues and operating expenses are earned or incurred outside of the U.S., and an increasing portion of our assets is held outside of the U.S. These operating revenues, expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected.

Additionally, global events as well as geopolitical developments, including regional conflicts in Europe, fluctuating commodity prices, trade tariff developments and inflation have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which could amplify the volatility of currency fluctuations. We have not engaged in the hedging of foreign currency transactions to date, so we may not be able to effectively offset the adverse financial impacts that may result from unfavorable movements in foreign currency exchange rates, which could adversely affect our operating results.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our offering and adversely affect our operating results.

A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. Any imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow or cash on hand to pay our debt, to settle conversions of the Notes in cash or to repurchase the Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Notes.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the amounts payable under the Notes, any borrowings including under our credit facility or other future indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. Any new or refinanced debt may be subject to substantially higher interest rates, which could adversely affect our financial condition and impact our business. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Subject to certain conditions, holders of the Notes may require us to repurchase for cash all or a portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid regular or special interest, if any. In addition, if a make-whole fundamental change (as defined in the respective indentures for the Notes) occurs prior to the respective maturity dates of the Notes, we will in some cases be required to increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. Upon a conversion of the Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered therefor or pay cash with respect to Notes being converted. As of January 31, 2023, both sets of our Notes will mature in the next 12 months, which could require us to consume a significant portion of our liquidity or raise additional financing in adverse capital markets conditions.

In addition, our credit facility prohibits us from making any cash payments on the conversion or repurchase of the Notes if an event of default exists under the credit facility or if, after giving effect to such conversion or repurchase (and any additional indebtedness incurred in connection with such conversion or a repurchase), we would not be in compliance with our financial covenants under the credit facility. Further, our ability to repurchase or to pay cash upon conversion of the Notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase the Notes at a time when the repurchase is required by the indenture governing the Notes or to pay cash upon conversion of the Notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or to pay cash upon conversion of the Notes.

Legal and Regulatory Risks

We are subject to laws and regulations affecting our business, including those related to e-signature, marketing, advertising, privacy, data protection and information security. Our actual or perceived failure to comply with laws or regulations could harm our business. Complying with laws and regulations, in particular those related to privacy and data protection, could also result in additional costs and liabilities to us or inhibit sales of our software.

The U.S. federal government and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the U.S., various laws, and regulations and agency rules and opinions apply to the collection, processing, disclosure and security of certain types of data, including:

▪ The ESIGN Act in the U.S., eIDAS in the EU and similar U.S. state laws, particularly the Uniform Electronic Transactions Act (the "UETA"), which authorize the creation of legally binding and enforceable agreements utilizing electronic signatures and records. We are particularly reliant on the UETA and the ESIGN Act, which together have solidified the legal landscape in the U.S. for use of electronic signatures and records by providing that electronic signatures and records carry the same weight and have the same legal effect as paper documents and wet ink signatures.

▪ The Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, and state laws relating to privacy and data security.

▪ Additionally, the FTC and many state attorney generals are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. For example, California has enacted the California Consumer Privacy Act (the "CCPA"), most recently amended by the California Privacy Rights Act (the "CPRA") as of January 1, 2023, with enforcement beginning on July 1, 2023, subject to regulations promulgated through a newly created enforcement agency called the California Privacy Protection Agency. Other states have passed comparable legislation, and some may pass similar legislation with potentially greater penalties, and more rigorous compliance requirements relevant to our business.

▪ The Health Insurance Portability and Accountability Act ("HIPAA") in the U.S. (as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH")), and even more stringent state health information privacy laws, impose mandatory contractual terms and other obligations with respect to safeguarding the privacy, security and transmission of protected health information and de-identified health information. We may function as a HIPAA business associate for certain of our customers and, as such, are subject to applicable privacy and data security requirements. Failure to comply with HIPAA can result in significant civil monetary penalties and, in certain circumstances, criminal penalties and fines.

Internationally, many countries have established their own data privacy and security legal framework with which we, our customers and partners may need to comply. For example, in Europe, the General Data Protection Regulation (the "GDPR") contains robust obligations on data controllers and processors and fulsome documentation requirements for data protection compliance programs by companies. As a result of our presence in Europe and the United Kingdom ("UK") and our products and services being offered in the EU and the UK, we are subject to the GDPR, UK GDPR, the UK Data Protection Act 2018, and other similar regional European data protection regulations, all of which impose stringent data protection and cybersecurity requirements, and could increase the risk of non-compliance and the costs of providing our services in a compliant manner. A breach of the GDPR, UK GDPR or other such data protection regulations, could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). Such penalties are in addition to any civil litigation claims by customers and data subjects. We may also face civil claims including representative actions and other class action-type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. The GDPR in particular imposes strict rules on the transfer of personal data out of the EU to a "third country," including the U.S. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices.

Legal developments in Europe also create complexity and uncertainty regarding transfers of personal data from the EU and the UK to the U.S. Notable recent developments include the invalidation of the EU-U.S. Privacy Shield Framework ("Privacy Shield") on July 16, 2020, under which personal data could be transferred from the European Economic Area ("EEA") to U.S. entities who had self-certified under the Privacy Shield scheme prior to invalidation. To safeguard data transfers from the EEA to other jurisdictions, including the U.S., we currently utilize respective Binding Corporate Rules and Standard Contractual Clauses as the approved data transfer mechanisms by the EU Commission for corresponding applicable data transfer activity. The EU Commission has also published revised Standard Contractual Clauses for data transfers from the EEA: the revised Standard Contractual Clauses must be used for relevant new data transfers since September 27, 2021; existing Standard Contractual Clauses arrangements were required to be migrated to the revised Standard Contractual Clauses by December 27, 2022.

We expect that new laws, regulations and industry standards will continue to be proposed and enacted relating to privacy, data protection, marketing, advertising, electronic signatures, consumer communications and information security in the U.S., the EU and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new functionality and maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing or disclosure of data or additional requirements for the express or implied consent of our customers, partners or end consumers for the use and disclosure of such information could require us to incur additional costs or modify our products and solutions, possibly in a material manner, and could limit our ability to develop new functionality.

We have been and may in the future be subject to legal proceedings and litigation for a variety of claims, including labor and employment issues, intellectual property disputes, securities law violations, derivative litigation and other matters, which may be costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others or if the cost and time-commitment of litigation diverts resources from our other business activities.

From time to time, we have been and may in the future be involved as a party or an indemnitor in legal proceedings, disputes or regulatory inquiries that arise in the ordinary course of business. These may include alleged claims, lawsuits and proceedings regarding labor and employment issues, commercial disagreements, securities law violations and other matters. In particular, companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. We have from time to time been subject to intellectual property claims and disputes and may be subject to such claims in the future. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their alleged intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. If a third party is able to obtain an injunction preventing us from utilizing such third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities employed by such intellectual property and may be unable to compete effectively. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete.

Such disputes may require us to redesign our products, delay releases, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our products and solutions. Requiring us to change one or more aspects of the way we deliver our products and solutions may harm our business. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party's intellectual property rights. Responding to such claims, including those currently pending, regardless of their merit, can be time consuming and costly to defend in litigation and damage our reputation and brand.

For more information on our pending legal proceedings, see Item 3. Legal Proceedings of this Form 10-K.

Regardless of the merits or ultimate outcome of any claims that have been or may be brought against us or that we may bring against others, lawsuits are time-consuming and expensive to resolve, divert management's time and attention, and could harm our reputation. Although we carry general liability and other forms of insurance, our insurance may not cover potential claims that arise or may not be adequate to indemnify us for all liability that may be imposed. We may also determine that the most cost-effective way to resolve a dispute is to enter into a settlement agreement. Litigation is inherently unpredictable and we cannot predict the timing, nature, controversy or outcome of lawsuits or assure you that the results of any of these actions will not have an adverse effect on our business, operating results or financial condition.

We could incur substantial costs in protecting or defending our proprietary rights, and any failure to adequately protect our rights could impair our competitive position and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual provisions in an effort to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the U.S. and other countries and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products or design around our patents. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and solutions that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of jurisdictions outside the U.S. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our products and solutions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect and enforce these rights, including through litigation. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our products and solutions, impair the functionality of our products and solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our products and solutions or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to adequately protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and solutions. Any use of open source software may expose us to greater risks than the use of commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Any use of open source software may involve security risks, making it easier for hackers and other third parties to determine how to compromise our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our software products, we may be required to re-engineer our products, discontinue the sale of our products and solutions or take other remedial actions.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection and other losses.

Our agreements with some customers and other third parties include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our offerings, solutions or other contractual obligations. Some of these indemnity provisions provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them and we may be required to cease use of certain functions of our products and solutions as a result of any such claims. In addition, our customer agreements generally include a warranty that the proper use of DocuSign by a customer in accordance with the agreement and applicable law will be sufficient to meet the definition of an "electronic signature" as defined in the Electronic Signatures in Global and National Commerce Act ("ESIGN Act") and eIDAS. Any warranty or indemnification claim brought by our customers could result in damage to our reputation and harm our business and operating results.

Many of our customers deploy our products and solutions globally, and our products and solutions must comply with certain legal and regulatory requirements in varying countries. If our products and solutions fail to meet these requirements, we could incur significant liabilities and our financial condition may suffer.

Many customers use our products and solutions globally to comply with safe harbors and other legislation in the countries in which they transact business. For example, some of our customers rely on our certifications under the FedRAMP in the U.S. and eIDAS in the EU to help satisfy their own legal and regulatory compliance requirements. If a court or regulatory body determines that our products and solutions are inadequate to meet these requirements, documents executed through our products and solutions could, in some instances, be rendered unenforceable, resulting in potential loss of customers, liability under customer contracts, and brand and reputational damage.

Changes in tax laws, rulings and interpretations may subject us to potential adverse tax consequences, which could negatively affect our financial position and results of operations.

We operate globally and are subject to taxes in the U.S. and numerous other jurisdictions throughout the world, and the tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws (including provisions of the recently enacted federal tax legislation titled the Inflation Reduction Act (the "IRA")), certain Organization for Economic Co-operation and Development ("OECD") proposals, regulations, or rulings, changes in interpretations of existing laws and regulations, or changes in accounting principles could negatively and materially affect our financial position and results of operations.

Additionally, our corporate structure and associated transfer pricing policies contemplate future growth into international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. We may be subject to taxation in international jurisdictions with increasingly complex tax laws and precedents which could have an adverse effect on our liquidity and operating results. The amount of taxes we pay in these different jurisdictions may depend on the application of the tax laws of those jurisdictions, including the U.S., to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. Furthermore, tax authorities in the jurisdictions in which we operate may challenge our transfer pricing policies and intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or to our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries which could have a material impact on us and the results of our operations.

Further, in August 2022, President Biden signed into law the IRA, which includes a 15% corporate alternative minimum tax for companies with modified GAAP net income in excess of $1 billion, a 1% excise tax on certain stock repurchases. We are not currently subject to the corporate alternative minimum tax, and do not currently expect the IRA provisions to have a material impact on our results of operations. Such changes, however, could result in an increase in the effective tax rate applicable to all or a portion of our income, which would negatively affect our financial results.

The requirements of being a public company, including developing and maintaining proper and effective disclosure controls and procedures and internal control over financial reporting, may strain our resources and divert management's attention away from other business concerns.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations that impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements and such compliance has increased, and will continue to increase, our legal, accounting and financial costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of such controls, we have expended, and anticipate that we will continue to expend, significant resources. For example, since our IPO, we have hired additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to assist in our compliance efforts.

We have incurred and expect to continue to incur significant expenses and devote substantial management effort toward compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. To assist us in complying with these requirements we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

Despite significant investment, our current controls and any new controls that we develop may become inadequate because of changes in business conditions. For example, because we have acquired companies in the past and may continue to do so in the future, we need to effectively expend resources to integrate the controls of these acquired entities with ours. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that are required to be included in the periodic reports that we file with the SEC. If our management team or independent registered public accounting firm were to furnish an adverse report, or if it is determined that we have a material weakness or significant deficiency in our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities or shareholder litigation.

In addition, as we continue to scale and improve our operations, including our internal systems and processes, we currently utilize, and in the future may seek to implement, a variety of critical systems, such as billing, human resource, financial reporting and accounting systems. The implementation and transition to any new critical system, such as our new ERP system, may be disruptive to our business if they do not work as planned or if we experience issues related to such implementation or transition, which could have a material adverse effect on our operations and result in compromised internal reporting and processes. Moreover, since most of our employees (including those critical to maintaining an effective system of disclosure controls and internal control over financial reporting) are working and are expected to continue to work for the near term, in either a fully remote or a hybrid environment, risks that we have not contemplated may arise and result in our failure to maintain effective disclosure controls or internal control over financial reporting.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our products and solutions are subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the Office of Foreign Assets Control, and we incorporate encryption technology into certain of our products and solutions. These encryption products and the underlying technology may be exported outside of the U.S. only with export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations, including to countries, governments and persons targeted by U.S. embargoes or sanctions. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. Additionally, sanctions regimes are rapidly changing as a result of regional or global conflicts. While we take precautions to prevent our products and solutions from being exported in violation of these laws, including obtaining authorizations for our encryption products, implementing IP address blocking and screenings against U.S. government and international lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

In addition, if our strategic partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control compliance requirements to our strategic partner agreements; however, no assurance can be given that our strategic partners will comply with such requirements.

Foreign governments also regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products and solutions or could limit our end-customers' ability to implement our products and solutions in those countries. Changes in our products and solutions or future changes in export and import regulations may create delays in the introduction of our products and solutions in international markets, prevent our end-customers with international operations from deploying our products and solutions globally or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products and solutions by, or in our decreased ability to export or sell our products and solutions to, existing or potential end-customers with international operations. Any decreased use of our products and solutions or limitation on our ability to export or sell our products and solutions would adversely affect our business, operating results and prospects.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, operating results and financial condition.

Risks Related to our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

- actual or anticipated fluctuations in our financial condition and operating results;
- customer demand for our solutions and the pace of the digital transformation of business;
- changes in senior management or key personnel;
- general economic, regulatory and market conditions, including inflation and interest rate fluctuations;
- variance in our financial performance from expectations of securities analysts;
- issuance of research reports by securities analysts, including publishing unfavorable reports;
- changes in the prices of subscriptions to our products and solutions;
- changes in our projected operating and financial results;
- changes in laws or regulations applicable to our products and solutions;
- announcements by us or our competitors of significant business developments, acquisitions or new offerings;
- our involvement in any litigation;
- future sales of our common stock or other securities by us or our stockholders;

- the consummation, and the anticipated benefits, of our stock repurchase program;
- the trading volume of our common stock;
- changes in the anticipated future size and growth rate of our market;
- changes in the political climate in the U.S.; and
- terrorist attacks, natural disasters and the effects of climate change, regional and global conflicts, sanctions, laws and regulations that prohibit or limit operations in certain jurisdictions, public health crises (such as the COVID-19 pandemic) or other such events impacting countries where we have operations.

In addition, broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We have been subject to and may be in the future subject to this type of litigation in the future, which could result in substantial costs and divert our management's attention.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We also provide eligible employees with the opportunity to purchase shares of our common stock at a discounted price per share through our ESPP and pursuant to our 2018 Plan, our management is authorized to grant stock options, restricted stock units ("RSUs") and other equity awards to our employees, directors and consultants. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock. In addition, we filed a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the U.S. in the open market.

Future sales of shares of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If the number of analysts that cover us declines or if analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our stock price and trading volume could decline.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our common stock;
- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;
- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;
- prohibit cumulative voting in the election of directors;
- provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock;
- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and
- require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware or the U.S. federal district courts are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. If a court were to find any of these exclusive-forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation, however, provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In December 2018, the Delaware Chancery Court issued an opinion invalidating provisions similar to ours limiting to U.S. federal court the forum in which a stockholder is able to bring a claim under the Securities Act ("Federal Forum Provision"). On March 18, 2020, however, the Delaware Supreme Court reversed the decision of the Delaware Chancery Court and held that such provisions are facially valid. In light of that recent decision, we announced that we may in the future enforce our Federal Forum Provision. While there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision generally means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While the Federal Forum Provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder's ability to bring a claim in a judicial forum of the stockholder's choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

General Risks

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us and our existing and prospective customers. The revenue growth and potential profitability of our business depend on demand for our products and solutions. Current or future economic and global market uncertainties or downturns could adversely affect our business and operating results. Economic uncertainty and associated macro-economic conditions make it difficult for our customers and us to accurately forecast and plan future business activities, and could cause our customers to slow spending on our products. Negative conditions in the general economy both in the U.S. and abroad, including conditions resulting from inflation, changes in interest rates, gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes and the effects of climate change, public health crises, regional and global conflicts and terrorist attacks in the U.S., Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including spending on information technology, and negatively affect the growth of our business. In addition, unfavorable conditions in certain industry sectors could impact customers or partners disproportionately, which could also impact the demand for our products. To the extent our products and solutions are perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products and solutions. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, operating results and financial condition could be adversely affected.

Natural catastrophic events and man-made problems such as power disruptions, computer viruses, data security breaches, regional or global conflicts, and terrorism may disrupt our business.

We rely heavily on our network infrastructure and information technology systems, including our ERP system, for our business operations. A disruption or failure of these systems in the event of online attack, earthquake, fire, terrorist attack, public health crisis, power loss, telecommunications failure or other similar catastrophic event, including as a result of the effects of climate change, could cause system interruptions, delays in accessing our service, reputational harm and loss of critical data or could prevent us from providing our products and solutions to our customers. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or information technology systems, including any errors, defects or failures in third-party hardware, could affect our ability to conduct normal business operations and adversely affect our operating results. Additionally, while we believe our exposure from the recent conflict in Ukraine is limited, we could experience unanticipated disruptions to our business as a result of current or future regional and global conflicts, including sanctions or other laws and regulations prohibiting or limiting operations in certain jurisdictions, increased risks of potential cyberattacks, related impacts to our customers, or micro- or macro-economic effects on the global economy.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in San Francisco, California, and consist of approximately 93,000 square feet under lease agreements that expire on July 31, 2029. We maintain additional offices in multiple locations in the U.S. and internationally in Europe, Asia, Latin America, Israel, Egypt and Australia.

We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

DocuSign, Inc. Securities Litigation and Related Derivative Litigation

On February 8, 2022, a putative securities class action was filed in the U.S. District Court for the Northern District of California, captioned Weston v. DocuSign, Inc., et al., Case No. 3:22-cv-00824, naming DocuSign and certain of our current and former officers as defendants. An amended complaint was filed on July 8, 2022. As amended, the suit purports to allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, based on allegedly false and misleading statements about our business and prospects during the course of the COVID-19 pandemic. As amended, the suit is purportedly brought on behalf of purchasers of our securities between June 4, 2020 and June 9, 2022. We moved to dismiss the amended complaint on September 16, 2022.

An earlier action alleging similar claims against the same defendants, captioned Collins v. DocuSign, Inc., et al., Case No. 3:22-cv-00851, filed in the Eastern District of New York and subsequently transferred to the Northern District of California, was voluntarily dismissed on February 14, 2022.

Four putative shareholder derivative cases have been filed containing allegations based on or similar to those in the securities class action (Weston). The cases were filed on May 17, 2022, in the U.S. District Court for the District of Delaware, captioned Potteti v. Springer, et al., Case No. 1:22-cv-00652; on May 19, 2022 in the U.S. District Court for the Northern District of California, captioned Lapin v. Springer, et al., Case No. 3:22-cv-02980; on May 20, 2022, in the U.S. District Court for the Northern District of California, captioned Votto v. Springer, et al., Case No. 3:22-cv-02987; and on September 20, 2022 in the U.S. District Court for the Northern District of California, captioned Fox v. Springer, et al., Case No. 3:22-cv-05343. Each case is allegedly brought on the Company's behalf. The suits name the Company as a nominal defendant and, depending on the particular case, the members of our board of directors or, in certain instances, current or former officers, as defendants. While the complaints vary, they are based largely on the same underlying allegations as the securities class action suit described above (Weston), as well as, in certain instances, alleged insider trading. Collectively, these lawsuits purport to assert claims for, among other things, breach of fiduciary duty, aiding and abetting such breach, corporate waste, unjust enrichment, and under Sections 10(b) and 21D of the Securities Exchange Act of 1934. The complaints seek to recover unspecified damages and other relief on the Company's behalf. By court order dated July 19, 2022, the two cases in the Northern District of California (Lapin and Votto) have been consolidated and stayed in light of the securities class action and no response to the complaints in the action will be due unless and until the stay is lifted. The third case in the Northern District of California (Fox) was related to the other derivative suits and assigned to the same judge, and was similarly stayed by order of the court on December 2, 2022. The Delaware suit (Potteti) was voluntarily dismissed on September 1, 2022, and then re-filed in the Delaware Court of Chancery on September 22, 2022, under the caption Pottetti v. Springer, et al., Case No. C.A. 2022-0852-PAF. The Delaware Court of Chancery issued an order on September 30,2022 staying the action in light of the securities class action and no response to the complaint will be due unless and until the stay is lifted.

DocuSign Civil Litigation

On October 25, 2022, an action was filed in the Delaware Court of Chancery, captioned Daniel D. Springer v. Mary Agnes Wilderotter and DocuSign, Inc., Civil Action No. 2022-0963-LWW, concerning Mr. Springer's resignation from our board of directors. Mr. Springer's complaint sought relief determining that he did not resign from his position on our board of directors and remains a director, and for an award of attorneys' fees and costs associated with the civil action. To avoid the cost and distraction of further litigation with Mr. Springer, the Company offered to stipulate to entry of judgment in favor of Mr. Springer as to his disputed resignation and his status as a member of our Board. Following our offer, on January 11, 2023, the Chancery Court issued an order declaring and confirming that (i) Mr. Springer has not resigned from the Board and (ii) Mr. Springer is currently a member of the Board. Mr. Springer subsequently filed a motion seeking payment of his attorneys' fees. DocuSign has opposed this motion, which remains pending before the Chancery Court.

In addition, on January 26, 2023, Mr. Springer delivered a demand for arbitration before JAMS, a private alternative dispute resolution firm, captioned Daniel D. Springer v. DocuSign, Inc. and Mary Agnes Wilderotter. In the demand, Mr. Springer alleges that he was wrongfully terminated as CEO; asserts related claims against DocuSign and Ms. Wilderotter, including defamation, withholding promised compensation and breach of contract; and seeks unspecified damages and other relief. DocuSign has engaged legal counsel to defend the matter, and on March 10, 2023, submitted a motion to dismiss several of the causes of action asserted in the demand.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II - OTHER INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK

Market Price of our Common Stock

Our common stock is traded on The Nasdaq Global Select Market under the symbol DOCU.

Holders of our Common Stock

As of February 28, 2023, there were 78 holders of record of our common stock. The actual number of stockholders is greater than the number of holders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividend on our common stock. We do not expect to declare or pay any cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

Stock Performance Graph

This performance graph shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of DocuSign, Inc under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes $100 was invested in our common stock at the market close on April 27, 2018, the date our stock commenced trading on the Nasdaq Global Select Market. Data for the S&P 500 Index and the S&P 500 Information Technology Index assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

COMPARISON OF CUMULATIVE TOTAL RETURN



Recent Sales of Unregistered Equity Securities

None.

Use of Proceeds

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2022, our board of directors authorized and approved a stock repurchase program of up to $200.0 million of our outstanding common stock. Repurchases of our common stock may be effected from time to time, either on the open market, in block trades, in privately negotiated transactions, and through other transactions in accordance with applicable securities laws. The program does not obligate us to repurchase any specific number of shares and may be discontinued at any time. The program has no expiration date and will continue until otherwise suspended, terminated, or modified at any time for any reason by our board of directors. No repurchases occurred under the program during the three months ended January 31, 2023. As of January 31, 2023, the approximate dollar value of shares that may yet be purchased under the stock repurchase program was $137.0 million. See Note 11 of this Annual Report on Form 10-K for additional information related to stock repurchases.

ITEM 6. Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. As discussed in the section titled "Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" under Part I, Item 1A in this Annual Report on Form 10-K. Our fiscal year ends January 31.

Executive Overview of Fiscal 2023 Results

Overview

DocuSign is the global leader in the eSignature category. We offer products that address broader agreement workflows and digital transformation, enabling agreements to be signed electronically on a wide variety of devices, from virtually anywhere in the world, securely. DocuSign's product offerings, including DocuSign eSignature, allow organizations to do business faster with less risk and lower costs, while providing better experiences for customers and employees. As a result, over 1.3 million customers and more than a billion users worldwide utilize DocuSign products to create, upload and send documents for multiple parties to sign electronically.

We generally offer access to our products on a subscription basis with prices based on the functionality our customers require and the quantity of Envelopes provisioned. Similar to the physical envelopes historically used to mail paper documents, an Envelope is a digital container used to send one or more documents for signature or approval to one or more recipients. Our customers have the flexibility to put a large number of documents in an Envelope. For a number of use cases, such as buying a home, multiple Envelopes are used over the course of the process. To drive customer reach and adoption, we also offer for free certain limited-time or feature-constrained versions of our platform.

We generate substantially all our revenue from sales of subscriptions, which accounted for 97%, 97% and 95% of our revenue in the years ended January 31, 2023, 2022 and 2021. Our subscription fees include the use of our products and access to customer support. Subscriptions generally range from one to three years, and substantially all our multi-year customers pay in annual installments, one year in advance.

We also generate revenue from professional and other non-subscription services, which consists primarily of fees associated with providing new customers deployment and integration services. Other revenue includes amounts derived from sales of on-premises solutions. Professional services and other revenue accounted for the remainder of total revenue. We anticipate continuing to invest in customer success through our professional services offerings as we believe it plays an important role in accelerating our customers' adoption of our products, which helps drive customer retention and expansion.

We offer subscriptions to our products to businesses at all scales, from global enterprise down to local VSBs. We rely on our direct sales force and partnerships to sell to enterprises and commercial businesses, and our digital self-service channel to sell to all customers, but it's primarily used by VSBs, which is the most cost-effective way to reach our smallest customers. We offer more than 400 off-the-shelf, prebuilt integrations with the applications that many of our customers already use—including those offered by Google, Microsoft, Oracle, Salesforce, SAP, and ServiceNow—so that they can create, sign, send and manage agreements from directly within these applications. We have a diverse customer base spanning across virtually all industries and around the world with no significant customer concentration. No single customer accounted for more than 10% of total revenue in any of the years presented.

We focused initially on selling our products to commercial businesses and VSBs and later expanded our focus to target enterprise customers. The number of our customers with greater than $300,000 in annualized contract value has increased from 852 customers as of January 31, 2022 to 1,080 customers as of January 31, 2023. Each of our customer types has a different purchasing pattern. VSBs tend to become customers quickly with very little to no direct sales or customer support interaction and generate smaller average contract values, while commercial and enterprise customers typically involve longer sales cycles, larger contract values and greater expansion opportunities for us.

Financial Results for the Year Ended January 31, 2023

(in thousands)	Year Ended January 31, 2023
Total revenue	$ 2,515,915
Total costs and expenses	2,603,946
Total stock-based compensation expense	538,726
Loss from operations	(88,031)
Net loss	(97,454)
Cash provided by operating activities	506,759
Capital expenditures	(77,654)

Cash, cash equivalents, restricted cash and investments were $1.2 billion as of January 31, 2023.

Key Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including the following:

Growing Customer Base

We are highly focused on continuing to acquire new customers to support our long-term growth. We have invested, and expect to continue to invest in our go-to-market efforts involving a combination of direct sales, partner-assisted sales and digital self-service purchasing. As of January 31, 2023, we had a total of over 1.3 million customers, including over 211,000 enterprise and commercial customers, compared to over 1.1 million customers and over 170,000 enterprise and commercial customers as of January 31, 2022. We define enterprise customers as companies generally included in the Global 2000. We define commercial customers to include both mid-market companies, which includes companies outside the Global 2000 that have greater than 250 employees, and medium-sized businesses, or SMBs, which are companies with between 10 and 249 employees, in each case excluding any enterprise customers. We define VSBs as companies with fewer than 10 employees. We refer to total customers as all enterprises, commercial businesses and VSBs.

We believe that our ability to increase the number of customers using our products, particularly the number of enterprise and commercial customers, is an indicator of our market penetration, the growth of our business and our potential future business opportunities. By increasing awareness of our products, further developing our sales and marketing expertise and continuing to build features tuned to different industry needs, we have expanded the diversity of our customer base to include organizations of all sizes across nearly every industry.

Retaining and Expanding Contracts with Existing Enterprise and Commercial Customers

Many of our customers have increased spend with us as they have expanded their use of our offerings in both existing and new use cases across their front or back-office operations. Our enterprise and commercial customers may start with just one use case and gradually implement additional use cases across their organization once they see the benefits of our software platform. Several of our largest enterprise customers have deployed our products for hundreds of use cases across their organizations. We believe there is significant expansion opportunity with our customers following their initial adoption of our software platform.

Increasing International Revenue

Our international revenue represented 25%, 23% and 20% of our total revenue in each of the years ended January 31, 2023, 2022, and 2021, respectively.

We started our international selling efforts in English-speaking common law countries, such as Canada, the UK and Australia, where we were able to leverage our core technologies due to similar approaches to electronic signature in these jurisdictions and the U.S. We have since made significant investments to be able to offer our products in select civil law countries. For example, in Europe, we offer Standards-Based Signature ("SBS") technology tailored for eIDAS. SBS supports signatures that involve digital certificates, including those specified in the EU's eIDAS regulations for advanced and qualified electronic signatures.

We believe there is a substantial opportunity for us to increase our international customer base by leveraging and expanding investments in our technology, direct sales force and strategic partnerships around the world, as well as helping existing U.S.-based customers manage agreements across their international businesses. We have experienced increased demand across multiple regions and are expanding our sales and marketing resources to capitalize on the potential growth of these markets. Additionally, we expect to continue to develop and enhance our strategic partnerships in key international markets as we grow internationally.

Investing for Growth

We believe that our market opportunity is large, and we plan to invest to support further growth. This includes optimizing our go-to-market efforts to focus on attractive growth opportunities and investing in research and development to drive product innovation and meet customer needs at scale. We also continue to assess and evaluate strategic acquisitions and investments. As we focus on infrastructure and technology that best serve our customers across industries, we will prioritize initiatives that accelerate our product capabilities.

We believe these collective activities will lead to continued expansion within our current customers' organizations and attract new customers.

Components of Results of Operations

Revenue

We derive revenue primarily from the sale of subscriptions and, to a lesser extent, professional services.

Subscription Revenue	Subscription revenue consists of fees for the use of our software platform and our technical infrastructure and access to customer support, which includes phone or email support. We typically invoice customers annually in advance. We recognize subscription revenue ratably over the term of the contract subscription period beginning on the date access to our software platform is provided.
Professional Services and Other Revenue	Professional services revenue includes fees associated with new customers requesting deployment and integration services. We price professional services on a time and materials basis and on a fixed fee basis. We generally have standalone value for our professional services and recognize revenue based on standalone selling price as services are performed or upon completion of services for fixed fee contracts. Other revenue includes amounts derived from sales of on-premises solutions.

Overhead Allocation

We allocate shared overhead costs, such as facilities (including rent, utilities and depreciation on equipment shared by all departments), information technology, information security and recruiting costs to all departments based on headcount. As such, these allocated overhead costs are reflected in each cost of revenue and operating expense category.

Cost of Revenue

Cost of Subscription Revenue	Cost of subscription revenue primarily consists of expenses related to hosting our software platform and providing support. These expenses consist of employee-related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs, associated with our technical infrastructure, customer success and customer support. These expenses also consist of software and maintenance costs, third-party hosting fees, outside services associated with the delivery of our subscription services, amortization expense associated with capitalized internal-use software and acquired intangible assets, credit card processing fees and allocated overhead costs.
Cost of Professional Services and Other Revenue	Cost of professional services and other revenue consists primarily of personnel costs for our professional services delivery team, travel-related costs and allocated overhead costs.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors including our pricing, timing and amount of investment to maintain or expand our hosting capability, the growth of our software platform support and professional services team, stock-based compensation expenses, amortization of costs associated with capitalized internal use software and acquired intangible assets and allocated overhead costs.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. As our revenues continue to increase, our operating expenses as a percentage of revenue may increase or decrease at different rates, driven by the timing of revenue recognition, the timing of hiring, our investments in growth and other factors.

Sales and Marketing Expense	Sales and marketing expense consists primarily of personnel costs, including sales commissions. These expenses also include expenditures related to advertising, marketing, promotional events and brand awareness activities, as well as allocated overhead costs. We expect sales and marketing expense to continue to increase in absolute dollars as we enhance our product offerings and implement marketing strategies.
Research and Development Expense	Research and development expense consists primarily of personnel costs. These expenses also include non-personnel costs, such as subcontracting, consulting and professional fees for third-party development resources, as well as allocated overhead costs. Our research and development efforts focus on maintaining and enhancing existing functionality and adding new functionality. We expect research and development expense to increase in absolute dollars as we invest in the enhancement of our software platform.
General and Administrative Expense	General and administrative expense consists primarily of employee-related costs for those employees providing administrative services such as legal, human resources, information technology related to internal systems, accounting and finance. These expenses also include certain third-party consulting services, certain facilities costs, allocated overhead costs and impairment of operating lease right-of-use assets and other lease-related charges. We expect general and administrative expense to increase in absolute dollars to support the overall growth of our operations.
Restructuring and Other Related Charges	Restructuring and other related charges consist primarily of costs associated with restructuring plans approved by our Board of Directors. In connection with these restructuring actions or other exit actions, which were undertaken to improve operating margin and support our growth, scale and profitability objectives, we recognize costs related to termination benefits for former employees whose positions were eliminated, the write-off of facility-related balances, and other costs.

Interest Expense and Loss on Extinguishment of Debt

Interest expense consists primarily of contractual interest expense, amortization of discount and amortization of debt issuance costs on our Notes. The loss on extinguishment of debt consists of the difference between the fair value and the net carrying value of our Notes at settlement.

Interest Income and Other Income, Net

Interest income and other income, net, consists primarily of interest earned on our cash, cash equivalents and investments, changes in fair value of our strategic investments and foreign currency transaction gains and losses.

Provision for Income Taxes

Our provision for income taxes consists primarily of income taxes in certain foreign jurisdictions where we conduct business, and tax benefits arising from deductions for stock-based compensation. We have a valuation allowance against our U.S. consolidated group and certain foreign deferred tax assets. We expect to maintain this valuation allowance for the foreseeable future or until it becomes more likely than not that the benefit of these U.S. and foreign deferred tax assets will be realized by way of expected future taxable income.

Discussion of Results of Operations

The following table summarizes our historical consolidated statements of operations data:

(in thousands)		2023	As % of Revenue	2022	As % of Revenue
		Year Ended January 31,			
Revenue:					
Subscription	$	2,442,177	97 %	$ 2,037,272	97 %
Professional services and other		73,738	3	69,941	3
Total revenue		2,515,915	100	2,107,213	100
Cost of revenue:					
Subscription		426,077	17	343,661	16
Professional services and other		110,011	4	122,790	6
Total cost of revenue		536,088	21	466,451	22
Gross profit		1,979,827	79	1,640,762	78
Operating expenses:					
Sales and marketing		1,242,711	49	1,076,527	51
Research and development		480,584	19	393,362	19
General and administrative		316,228	13	232,757	11
Restructuring and other related charges		28,335	1	—	—
Total operating expenses		2,067,858	82	1,702,646	81
Loss from operations		(88,031)	(3)	(61,884)	(3)
Interest expense		(6,389)	(1)	(6,443)	—
Interest income and other income, net		4,539	—	1,413	—
Loss before provision for income taxes		(89,881)	(4)	(66,914)	(3)
Provision for income taxes		7,573	—	3,062	—
Net loss	$	(97,454)	(4)%	$ (69,976)	(3)%

For a comparison of our results of operations for the fiscal years ended January 31, 2022 and 2021, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the fiscal year ended January 31, 2022, filed with the SEC on March 25, 2022.

Revenue

(in thousands)		2023	As % of Revenue	2022	As % of Revenue	2023 vs 2022
		Year Ended January 31,				
Revenue:						
Subscription	$	2,442,177	97 %	$ 2,037,272	97 %	20 %
Professional services and other		73,738	3	69,941	3	5 %
Total revenue	$	2,515,915	100 %	$ 2,107,213	100 %	19 %

Subscription revenue increased $404.9 million, or 20%, in the year ended January 31, 2023. The increase was primarily due to the expansion of existing customers and the addition of new customers, as well as an increase in sales to our mid-market and enterprise customers through our direct and indirect go-to-market initiatives. We continue to invest in a variety of customer programs and initiatives, which, along with expanded customer use cases, have helped increase our subscription revenue over time.

We expect subscription revenue to continue to increase as existing customers increase their usage across their organizations while we offer new functionality, develop new products and attract new customers.

Cost of Revenue and Gross Margin

(in thousands)	Year Ended January 31,		2023 vs 2022
	2023	2022	
Cost of revenue:			
Subscription	$ 426,077	$ 343,661	24 %
Professional services and other	110,011	122,790	(10) %
Total cost of revenue	$ 536,088	$ 466,451	15 %
Gross margin:			
Subscription	83 %	83 %	— pts
Professional services and other	(49)%	(76)%	27 pts
Total gross margin	79 %	78 %	1 pts

Cost of subscription revenue increased $82.4 million, or 24% in the year ended January 31, 2023, primarily driven by higher costs to support our growing customer base. Significant increases consisted of:

- $29.2 million in personnel costs and $15.8 million in stock-based compensation expense primarily due to higher average headcount and annual salary increases;
- $20.8 million in operating costs to support our platform and the growth in our revenue, including a $13.7 million increase in hosting costs and an $8.8 million increase in subscription reseller fees;
- $10.1 million due to higher information technology costs; and
- $5.7 million in depreciation and amortization, which reflects the impact of higher data center costs and capitalized software assets.

Cost of professional service and other revenue decreased $12.8 million, or 10%, in the year ended January 31, 2023, due to $11.6 million decrease in personnel costs due to decreasing headcount of our professional services delivery team in fiscal 2023.

Sales and Marketing

(in thousands)	Year Ended January 31,		2023 vs 2022
	2023	2022	
Sales and marketing	$ 1,242,711	$ 1,076,527	15 %
Percentage of revenue	49 %	51 %	

Sales and marketing expenses decreased as a percentage of revenue due to savings on personnel costs from the restructuring plan implemented during the third quarter of fiscal 2023 and shifts in the allocation of resources for our go-to-market initiatives. Sales and marketing expenses increased $166.2 million, or 15%, in the year ended January 31, 2023, primarily driven by investments in workforce and technology support to accommodate the demand for our products and increased interest in digital transformation of agreements. Significant increases consisted of:

- $102.5 million in personnel costs and $35.6 million in stock-based compensation expense due to higher average headcount, annual salary increases, higher commissions in line with higher sales and higher payroll taxes;
- $12.6 million due to higher information technology costs; and
- $8.5 million in travel expenses due to an increase in in-person meetings and events.

Research and Development

(in thousands)	Year Ended January 31,		2023 vs 2022
	2023	**2022**	
Research and development	$ 480,584	$ 393,362	22 %
Percentage of revenue	19 %	19 %	

Research and development expenses increased $87.2 million, or 22%, in the year ended January 31, 2023, primarily due to investments in workforce and technology support to accommodate growth. Significant increases consisted of:

- $41.4 million in stock-based compensation expense and $31.4 million in personnel costs due to higher average headcount and annual salary increases; and
- $10.4 million due to higher information technology costs.

General and Administrative

(in thousands)	Year Ended January 31,		2023 vs 2022
	2023	**2022**	
General and administrative	$ 316,228	$ 232,757	36 %
Percentage of revenue	13 %	11 %	

General and administrative expenses increased $83.5 million, or 36%, in the year ended January 31, 2023, primarily due to investments in workforce and technology support to accommodate the operations and growth in our business. Significant increases consisted of:

- $33.4 million in stock-based compensation expense and $17.6 million in personnel costs due to higher average headcount and annual salary increases;
- $23.4 million in professional fees due to increases in consultant fees to support the implementation of a new enterprise resource planning system, and legal and other fees; and
- $7.8 million due to higher information technology costs.

Restructuring and Other Related Charges

Restructuring and other related charges were $28.3 million in the year ended January 31, 2023, due to the implementation of a restructuring plan during the third quarter of fiscal 2023. Restructuring costs primarily consisted of $27.4 million of employee termination benefits. There were no restructuring and other related charges in the year ended January 31, 2022.

Liquidity and Capital Resources

Our principal sources of liquidity were cash, cash equivalents and investments as well as cash generated from operations. As of January 31, 2023, we had $1.0 billion in cash and cash equivalents and short-term investments. We also had $186.0 million in long-term investments that provide additional capital resources. We finance our operations primarily through payments by our customers for use of our product offerings and related services and through debt financing.

In January 2021 we entered into a $500.0 million credit facility, which may be increased by an additional $250.0 million subject to customary terms and conditions. The credit facility is available for five years until January 11, 2026 to optimize our capital structure and strengthen our balance sheet. There were no outstanding borrowings under the credit facility as of January 31, 2023.

In September 2018, we issued and sold $575.0 million in aggregate principal amount of 0.5% Convertible Senior Notes due 2023 (the "2023 Notes"), of which $37.1 million remains unpaid as of January 31, 2023. In January 2021, we issued and sold $690.0 million in aggregate principal amount of 0% Convertible Senior Notes due 2024 (the "2024 Notes"). We believe that our sources of liquidity, including our cash, cash equivalents and investments, and expected future operating cash flows, and borrowing capacity available to us from our credit facility, are adequate to meet the potential cash commitments for the foreseeable future, including upcoming maturities in the next 12 months related to our 2023 Notes and 2024 Notes as well as other lease obligations.

Further details of these transactions are described in Note 8 to the Consolidated Financial Statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

We were in compliance with all debt covenants at January 31, 2023.

We believe our existing cash, cash equivalents and marketable securities will be sufficient to meet our working capital and capital expenditures needs over at least the next 12 months. While we generated positive cash flows from operations in the recent years, we have generated losses from operations in the past as reflected in our accumulated deficit of $1.6 billion as of January 31, 2023. We expect to continue to incur operating losses for the foreseeable future due to the investments we intend to make and may require additional capital resources to execute strategic initiatives to grow our business.

We typically invoice our customers annually in advance. Therefore, a substantial source of our cash is from such invoices, which are included on our consolidated balance sheets in contract liabilities until revenue is recognized and in accounts receivable until cash is collected. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. Contract liabilities consist of the unearned portion of billed fees for our subscriptions, which is subsequently recognized as revenue in accordance with our revenue recognition policy.

Our future capital requirements will depend on many factors including our growth rate, customer retention and expansion, inflation, tax withholding obligations related to settlement of our RSUs, the timing and extent of spending to support our efforts to develop our software platform, the expansion of sales and marketing activities and the continuing market acceptance of our software platform. We may in the future enter into arrangements to acquire or invest in complementary businesses, technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

(in thousands)		Year Ended January 31,		
		2023		**2022**
Net cash provided by (used in):				
Operating activities	$	506,759	$	506,467
Investing activities		(191,197)		(162,909)
Financing activities		(98,256)		(394,621)
Effect of foreign exchange on cash, cash equivalents and restricted cash		(3,784)		(5,594)
Net change in cash, cash equivalents and restricted cash	$	213,522	$	(56,657)

Cash Flows from Operating Activities

Cash provided by operating activities increased to $506.8 million for the year ended January 31, 2023 from $506.5 million for the year ended January 31, 2022. Cash provided by operating activities is primarily driven by the timing of customer collections. In the year ended January 31, 2023, we experienced a decrease in amounts billed to customers and recognized as contract liabilities, partially offset by increased collections of accounts receivable. Our accounts receivable increased by $76.0 million in the year ended January 31, 2023, compared to an increase of $117.4 million, in the prior year, which resulted in a $41.4 million increase in cash provided by operating activities year over year. Our contract liabilities increased by $143.2 million in the year ended January 31, 2023, compared to an increase of $250.5 million in the prior year, which resulted in a $107.3 million decrease in cash provided by operating activities.

Cash Flows from Investing Activities

For the year ended January 31, 2023, cash used in investing activities of $191.2 million was primarily driven by $109.8 million net purchases of marketable securities and $77.7 million purchases of property and equipment as we continued to invest in data center build outs to support our growing operations and capitalized software development projects.

For the year ended January 31, 2022, cash provided by investing activities of $162.9 million was primarily driven by $93.4 million net purchases of marketable securities and $61.4 million purchases of property and equipment as we continued to invest in data center build outs to support our growing operations and capitalized software development projects. In addition, we used $6.4 million to pay for acquisitions.

Cash Flows from Financing Activities

For the year ended January 31, 2023, cash used in financing activities of $98.3 million was primarily driven by $63.0 million used to repurchase 1.1 million shares of common stock at an average of $55.52 per share through our stock repurchase program which commenced in fiscal 2023, and $35.2 million payments for tax withholding on share settlements, net of proceeds associated with our equity plans.

For the year ended January 31, 2022, cash used in financing activities of $394.6 million was primarily driven by $316.7 million payments for tax withholding on share settlements, net of proceeds associated with our equity plans. We also used $77.9 million for repayments of our 2023 Notes.

Obligations and Commitments

Our principal contractual obligations and commitments consist of obligations under the Notes (including principal and coupon interest), operating leases, as well as noncancelable contractual commitments that primarily relate to cloud infrastructure support and sales and marketing activities. Refer to Note 8, Note 9 and Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for more information.

We do not have any special purpose entities and we do not engage in off-balance sheet financing arrangements.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with generally accepted accounting principles ("GAAP"). Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions and judgments that we believe to have the most significant impact on our consolidated financial statements are revenue recognition, deferred contract acquisition costs, stock-based compensation, income taxes and loss contingencies.

Revenue Recognition

We recognize revenue from contracts with customers using the five-step method described in Note 1 to the consolidated financial statements. At contract inception we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

Our performance obligations consist of (i) subscription services, (ii) professional and other services, (iii) on-premises solutions and (iv) maintenance and support for our on-premises solutions. In general, we satisfy the majority of our performance obligations over time as we transfer the promised services to our customers. For some of our services, such as delivery of on-premises solutions, we satisfy our performance obligations at a point in time. We apply significant judgment in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition.

Period of Benefit of Deferred Contract Acquisition Costs

Contract acquisition costs are amortized on a straight-line basis over their period of benefit. To determine the period of benefit, we evaluate the type of costs incurred, the nature of the related benefit, and the specific facts and circumstances of our arrangements. The period of benefit for commissions paid for the acquisition of the initial subscription contract is determined by considering our customer life and the technological life of our software platform and related significant features. The period of benefit for commissions on renewal subscription contracts is determined by considering the average contractual term for our renewal contracts. Periodically, we evaluate these factors and review whether events or changes in circumstances have occurred that could impact the period of benefit. Any future changes in circumstances around our customer life and average contractual terms of renewal contracts may materially change the periods of benefit and therefore the amortization amounts recognized in our consolidated statement of operations and comprehensive loss.

Stock-based Compensation

We issue stock-based awards to employees, including restricted stock units ("RSUs"), purchase rights granted under our Employee Stock Purchase Plan ("ESPP") and stock options. We measure the fair value of these awards at the grant date and recognize such fair value as expense over the service period.

The fair value of RSUs is determined by the fair value of our underlying common stock. From time to time, we grant RSUs that also include performance-based or market-based conditions. For RSUs granted with a market condition, we use a Monte Carlo option-pricing model to determine the fair value of the RSUs. The fair value of stock options and ESPP purchase rights are determined by the Black-Scholes option pricing model.

For RSUs with a performance condition, we assess the probability that such performance conditions will be met or achieved every reporting period.

Judgment is required to estimate the expected life of the stock awards, the volatility of the underlying common stock, forfeiture rates and probability of achievement of performance conditions. Our assumptions may differ from those used in prior periods. Changes to the estimates we make from time to time may have a significant impact on our stock-based compensation expense and could materially impact our results of operations.

We recognize compensation expense net of forfeitures that are estimated at the time of grant based on historical experience and our expectations regarding future pre-vesting termination behavior of employees and revise in subsequent periods if actual forfeitures differ from those estimates. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Accordingly, the need to establish such allowance is assessed periodically by considering matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. The evaluation of recoverability of the deferred tax assets requires that we weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified.

In recognizing tax benefits from uncertain tax positions, we assess whether it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items, and as a result, we may record unrecognized tax benefits in the future. At that time, we would make adjustments to these potential future reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. Our estimate of the potential outcome of any uncertain tax position is subject to management's assessment of relevant risks, facts and circumstances existing at that time. To the extent that the final tax outcome of these matters would be different to the amounts we may potentially record in the future, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Loss Contingencies

We evaluate contingent liabilities, including threatened or pending litigation, and make provisions for such liabilities when it is both probable that a loss has been incurred and its amount can be reasonably estimated. Because of uncertainties related to these legal matters, we base our estimates and accrue the liabilities, if any, on the information available at the time of our assessment. Developments in these matters could affect the amount of liability we accrue. As additional information becomes available, we may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position. Further, until the final resolution of any such matter, there may be a loss exposure in excess of the liability recognized and such amount could be significant.

Recent Accounting Pronouncements

Refer to Note 1 in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for recently issued accounting pronouncements not yet adopted as of the date of this report.

Non-GAAP Financial Measures and Other Key Metrics

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We present these non-GAAP measures to assist investors in seeing our financial performance using a management view, and because we believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. However, these non-GAAP measures are not intended to be considered in isolation from, a substitute for, or superior to our GAAP results.

Non-GAAP gross profit, non-GAAP gross margin, non-GAAP income from operations, non-GAAP operating margin and non-GAAP net income: We define these non-GAAP financial measures as the respective GAAP measures, excluding expenses related to stock-based compensation, employer payroll tax on employee stock transactions, amortization of acquisition-related intangibles, amortization of debt discount and issuance costs, acquisition-related expenses, loss on extinguishment of debt, fair value adjustments to strategic investments, executive transition costs, lease-related impairment and lease-related charges, restructuring and other related charges, tax impact related to an intercompany IP transfer and, as applicable, other special items. The amount of employer payroll tax-related items on employee stock transactions is dependent on our stock price and other factors that are beyond our control and do not correlate to the operation of the business. When evaluating the performance of our business and making operating plans, we do not consider these items (for example, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution rather than the accounting charges associated with such grants). We believe it is useful to exclude these expenses in order to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies and over multiple periods. In addition to these exclusions, we subtract an assumed provision for income taxes to calculate non-GAAP net income. We utilize a fixed long-term projected tax rate in our computation of the non-GAAP income tax provision to provide better consistency across the reporting periods. For fiscal 2023, we determined the projected non-GAAP tax rate to be 20%.

Free cash flow: We define free cash flow as net cash provided by operating activities less purchases of property and equipment. We believe free cash flow is an important liquidity measure of the cash that is available (if any), after purchases of property and equipment, for operational expenses, investment in our business and to make acquisitions. Free cash flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash in excess of our capital investments in property and equipment. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

Billings: We define billings as total revenues plus the change in our contract liabilities and refund liability less contract assets and unbilled accounts receivable in a given period. Billings reflects sales to new customers plus subscription renewals and additional sales to existing customers. Only amounts invoiced to a customer in a given period are included in billings. We believe billings is a key metric to measure our periodic performance. Given that most of our customers pay in annual installments one year in advance, but we typically recognize a majority of the related revenue ratably over time, we use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers.

Reconciliation of gross profit (loss) and gross margin:

(in thousands)	Year Ended January 31,		
	2023	**2022**	**2021**
GAAP gross profit	$ 1,979,827	$ 1,640,762	$ 1,088,989
Add: Stock-based compensation	72,674	58,499	42,658
Add: Amortization of acquisition-related intangibles	9,613	11,670	11,052
Add: Employer payroll tax on employee stock transactions	2,184	7,524	5,904
Add: Lease-related impairment and lease-related charges	1,090	—	—
Non-GAAP gross profit	$ 2,065,388	$ 1,718,455	$ 1,148,603
GAAP gross margin	79 %	78 %	75 %
Non-GAAP adjustments	3 %	4 %	4 %
Non-GAAP gross margin	82 %	82 %	79 %
GAAP subscription gross profit	$ 2,016,100	$ 1,693,611	$ 1,121,405
Add: Stock-based compensation	46,916	31,152	20,793
Add: Amortization of acquisition-related intangibles	9,613	11,670	11,052
Add: Employer payroll tax on employee stock transactions	1,393	3,703	2,862
Add: Lease-related impairment and lease-related charges	447	—	—
Non-GAAP subscription gross profit	$ 2,074,469	$ 1,740,136	$ 1,156,112
GAAP subscription gross margin	83 %	83 %	81 %
Non-GAAP adjustments	2 %	2 %	3 %
Non-GAAP subscription gross margin	85 %	85 %	84 %
GAAP professional services and other gross loss	$ (36,273)	$ (52,849)	$ (32,416)
Add: Stock-based compensation	25,758	27,347	21,865
Add: Employer payroll tax on employee stock transactions	791	3,821	3,042
Add: Lease-related impairment and lease-related charges	643	—	—
Non-GAAP professional services and other gross loss	$ (9,081)	$ (21,681)	$ (7,509)
GAAP professional services and other gross margin	(49)%	(76)%	(45)%
Non-GAAP adjustments	37 %	45 %	35 %
Non-GAAP professional services and other gross margin	(12)%	(31)%	(10)%

Reconciliation of income (loss) from operations and operating margin:

(in thousands)	Year Ended January 31,		
	2023	**2022**	**2021**
GAAP loss from operations	$ (88,031)	$ (61,884)	$ (173,855)
Add: Stock-based compensation	533,100	408,542	286,877
Add: Amortization of acquisition-related intangibles	20,706	24,770	25,618
Add: Employer payroll tax on employee stock transactions	12,921	42,192	34,042
Add: Acquisition-related expenses	—	387	7,962
Add: Restructuring and other related charges	28,335	—	—
Add: Executive transition costs	2,634	—	—
Add: Lease-related impairment and lease-related charges	7,181	5,099	—
Non-GAAP income from operations	$ 516,846	$ 419,106	$ 180,644
GAAP operating margin	(3)%	(3)%	(12)%
Non-GAAP adjustments	24 %	23 %	24 %
Non-GAAP operating margin	21 %	20 %	12 %

Reconciliation of net income (loss):

(in thousands, except per share data)	Year Ended January 31,					
		2023		2022		2021
GAAP net income (loss)	$	(97,454)	$	(69,976)	$	(243,267)
Add: Stock-based compensation		533,100		408,542		286,877
Add: Amortization of acquisition-related intangibles		20,706		24,770		25,618
Add: Employer payroll tax on employee stock transactions		12,921		42,192		34,042
Add: Acquisition-related expenses		—		387		7,962
Add: Amortization of debt discount and issuance costs		4,970		5,098		28,001
Add: Loss on extinguishment of debt		—		—		33,752
Add: Tax expense related to intercompany IP transfer[1]		—		—		9,294
Add: Restructuring and other related charges		28,335		—		—
Add: Executive transition costs		2,634		—		—
Add: Lease-related impairment and lease-related charges		7,181		5,099		—
Less: Fair value adjustments to strategic investments		3,689		(5,270)		—
Add: Income Tax effect of non-GAAP adjustments[2]		(97,158)		—		—
Non-GAAP net income	$	418,924	$	410,842	$	182,279

[1] Represents net change in tax liabilities related to an intercompany IP transfer

[2] Represents the income tax adjustment using our estimated non-GAAP tax rate of 20%. Estimating a non-GAAP tax rate of 20%, the income tax effect of non-GAAP adjustments was $79.7 million for the year ended January 31, 2022 and $32.9 million for the year ended January 31, 2021.

Computation of free cash flow:

(in thousands)	Year Ended January 31,					
		2023		2022		2021
Net cash provided by operating activities	$	506,759	$	506,467	$	296,954
Less: Purchases of property and equipment		(77,654)		(61,396)		(82,395)
Non-GAAP free cash flow	$	429,105	$	445,071	$	214,559
Net cash (used in) provided by investing activities	$	(191,197)	$	(162,909)	$	81,229
Net cash used in financing activities	$	(98,256)	$	(394,621)	$	(58,976)

Computation of billings:

(in thousands)	Year Ended January 31,					
		2023		2022		2021
Revenue	$	2,515,915	$	2,107,213	$	1,453,047
Add: Contract liabilities and refund liability, end of period		1,191,269		1,049,106		800,940
Less: Contract liabilities and refund liability, beginning of period		(1,049,106)		(800,940)		(522,201)
Add: Contract assets and unbilled accounts receivable, beginning of period		18,273		21,021		15,082
Less: Contract assets and unbilled accounts receivable, end of period		(16,615)		(18,273)		(21,021)
Add: Contract assets and unbilled accounts receivable contributed by acquisitions		—		—		6,589
Less: Contract liabilities and refund liability contributed by acquisitions		—		—		(9,344)
Non-GAAP billings	$	2,659,736	$	2,358,127	$	1,723,092

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange and interest rates.

Interest Rate Risk

As of January 31, 2023, we had cash, cash equivalents and investments totaling $1.2 billion, which consisted primarily of bank deposits, money market funds, commercial paper, corporate notes and bonds and U.S. Treasury and government agency securities. Interest-earning instruments carry a degree of interest rate risk. Our investment portfolio is composed of highly rated securities and limits the amount of credit exposure to any one issuer. A hypothetical 100 basis point increase in interest rates would result in an approximate $3.8 million decrease of the fair value of our investment portfolio as of January 31, 2023. Such losses would only be realized if we sold the investments prior to maturity. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

We had no exposure to changes in interest rates from debt obligations at January 31, 2023 as our 2023 Notes and 2024 Notes (the "Notes") were issued at fixed rates of 0.5% and 0.0%, respectively. The fair value of the Notes changes when the market price of our stock fluctuates or interest rates change. However, we carry the Notes at face value less unamortized discount on our balance sheet and present the fair value for required disclosure purposes only.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of each of our subsidiaries is either its local currency or the U.S. dollar, depending on the circumstances. The assets and liabilities of each of our subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Operations accounts are translated using the average exchange rate for the relevant period. A strengthening or weakening of the U.S. dollar against the other currencies may negatively or positively affect our operating results as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of "Accumulated other comprehensive loss" within "Stockholders' equity". Gains or losses due to remeasurements of transactions denominated in foreign currencies are included in "Interest income and other income, net" in our consolidated statements of operations and comprehensive loss. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DocuSign, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of DocuSign, Inc. and its subsidiaries (the "Company") as of January 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended January 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt effective February 1, 2021.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely

detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Identifying and Evaluating Terms and Conditions in Contracts

As described in Note 1 to the consolidated financial statements, revenue recognition is determined by management through the following steps: (i) identification of the contract, or contracts, with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligation in the contract; and (v) recognition of the revenue when, or as, the Company satisfies a performance obligation. Management applies significant judgment in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition. For the year ended January 31, 2023, the Company's revenue was $2.52 billion.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically identifying and evaluating terms and conditions in contracts, is a critical audit matter are the significant judgment by management in identifying and evaluating terms and conditions, especially non-standard terms, in contracts that impact revenue recognition. This in turn led to significant auditor judgment and effort in performing procedures and evaluating audit evidence to determine whether terms and conditions were appropriately identified and evaluated by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls related to the identification and evaluation of terms and conditions that impact the determination of revenue recognition. These procedures also included, among others, testing the completeness and accuracy of management's identification and evaluation of the specific terms and conditions in contracts with customers by examining revenue contracts on a test basis and testing management's process for identifying and evaluating the terms and conditions in contracts, including management's determination of the impact of those terms and conditions on revenue recognition.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 27, 2023

We have served as the Company's auditor since 2009, which includes periods before the Company became subject to SEC reporting requirements.

DOCUSIGN, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	January 31, 2023		January 31, 2022	
Assets				
Current assets				
Cash and cash equivalents	$	721,895	$	509,059
Investments—current		309,771		293,763
Accounts receivable, net of allowance for doubtful accounts of $6,011 and $5,807 as of January 31, 2023 and 2022		516,914		440,950
Contract assets—current		12,437		12,588
Prepaid expenses and other current assets		69,987		63,236
Total current assets		1,631,004		1,319,596
Investments—noncurrent		186,049		94,938
Property and equipment, net		199,892		184,664
Operating lease right-of-use assets		141,493		126,021
Goodwill		353,619		355,058
Intangible assets, net		70,280		98,816
Deferred contract acquisition costs—noncurrent		350,899		311,835
Other assets—noncurrent		79,484		50,337
Total assets	$	3,012,720	$	2,541,265
Liabilities and Equity				
Current liabilities				
Accounts payable	$	24,393	$	52,804
Accrued expenses and other current liabilities		100,987		91,377
Accrued compensation		163,133		160,163
Convertible senior notes—current		722,887		—
Contract liabilities—current		1,172,867		1,029,891
Operating lease liabilities—current		24,055		37,404
Total current liabilities		2,208,322		1,371,639
Convertible senior notes, net—noncurrent		—		718,487
Contract liabilities—noncurrent		16,925		16,725
Operating lease liabilities—noncurrent		141,348		126,340
Deferred tax liability—noncurrent		10,723		9,316
Other liabilities—noncurrent		18,115		23,255
Total liabilities		2,395,433		2,265,762
Commitments and contingencies (Note 10)				
Stockholders' equity				
Preferred stock, $0.0001 par value; 10,000 shares authorized, 0 shares issued and outstanding as of January 31, 2023 and 2022		—		—
Common stock, $0.0001 par value; 500,000 shares authorized, 201,904 shares outstanding as of January 31, 2023; 500,000 shares authorized, 198,834 shares outstanding as of January 31, 2022		20		20
Treasury stock, at cost: 10 shares as of January 31, 2023; 7 shares as of January 31, 2022		(1,785)		(1,532)
Additional paid-in capital		2,240,732		1,720,013
Accumulated other comprehensive loss		(22,996)		(4,809)
Accumulated deficit		(1,598,684)		(1,438,189)
Total stockholders' equity		617,287		275,503
Total liabilities and equity	$	3,012,720	$	2,541,265

The accompanying notes are an integral part of these consolidated financial statements.

DOCUSIGN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended January 31,		
(in thousands, except per share data)	2023	2022	2021
Revenue:			
Subscription	$ 2,442,177	$ 2,037,272	$ 1,381,397
Professional services and other	73,738	69,941	71,650
Total revenue	2,515,915	2,107,213	1,453,047
Cost of revenue:			
Subscription	426,077	343,661	259,992
Professional services and other	110,011	122,790	104,066
Total cost of revenue	536,088	466,451	364,058
Gross profit	1,979,827	1,640,762	1,088,989
Operating expenses:			
Sales and marketing	1,242,711	1,076,527	798,625
Research and development	480,584	393,362	271,522
General and administrative	316,228	232,757	192,697
Restructuring and other related charges	28,335	—	—
Total operating expenses	2,067,858	1,702,646	1,262,844
Loss from operations	(88,031)	(61,884)	(173,855)
Interest expense	(6,389)	(6,443)	(30,799)
Loss on extinguishment of debt	—	—	(33,752)
Interest income and other income, net	4,539	1,413	8,914
Loss before provision for income taxes	(89,881)	(66,914)	(229,492)
Provision for income taxes	7,573	3,062	13,775
Net loss	$ (97,454)	$ (69,976)	$ (243,267)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.49)	$ (0.36)	$ (1.31)
Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	200,903	196,675	185,760
Other comprehensive income (loss):			
Foreign currency translation gains (losses), net of tax	$ (15,336)	$ (7,935)	$ 7,468
Unrealized losses on investments, net of tax	(2,851)	(1,838)	(831)
Other comprehensive income (loss)	(18,187)	(9,773)	6,637
Comprehensive loss	$ (115,641)	$ (79,749)	$ (236,630)
Stock-based compensation expense included in costs and expenses:			
Cost of revenue—subscription	$ 46,916	$ 31,152	$ 20,793
Cost of revenue—professional services and other	25,758	27,347	21,865
Sales and marketing	222,334	186,759	131,041
Research and development	149,967	108,523	65,890
General and administrative	88,125	54,761	47,288
Restructuring and other related charges	5,626	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DOCUSIGN, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balances at January 31, 2020	181,254	$ 18	$ 1,685,167	$ —	$ (1,673)	$ (1,137,185)	$ 546,327
Settlement of convertible senior notes due in 2023	4,698	1	(31,933)	—	—	—	(31,932)
Reclassification to mezzanine equity for convertible senior notes due in 2023	—	—	(3,390)	—	—	—	(3,390)
Equity component of issued convertible senior notes due in 2024	—	—	63,268	—	—	—	63,268
Purchase of capped calls related to issuance of convertible senior notes due in 2024	—	—	(31,395)	—	—	—	(31,395)
Issuance of common stock as consideration for acquisition	247	—	48,361	—	—	—	48,361
Exercise of stock options	2,072	—	24,305	—	—	—	24,305
Settlement of restricted stock units	4,072	—	—	—	—	—	—
Tax withholding on net share settlement of restricted stock units and employee stock purchase plan	—	—	(376,542)	(1,048)	—	—	(377,590)
Employee stock purchase plan	464	—	29,859	—	—	—	29,859
Employee stock-based compensation expense	—	—	294,554	—	—	—	294,554
Net loss	—	—	—	—	—	(243,267)	(243,267)
Other comprehensive income, net	—	—	—	—	6,637	—	6,637
Balances at January 31, 2021	192,807	19	1,702,254	(1,048)	4,964	(1,380,452)	325,737
Cumulative impact of Accounting Standards Update 2020-06 adoption	—	—	(86,144)	—	—	12,239	(73,905)
Settlement of convertible senior notes due in 2023	749	—	(873)	—	—	—	(873)
Exercise of stock options	1,693	—	23,729	—	—	—	23,729
Settlement of restricted stock units	5,071	1	(1)	—	—	—	—
Tax withholding on net share settlement of restricted stock units and employee stock purchase plan	(1,760)	—	(388,915)	(484)	—	—	(389,399)
Employee stock purchase plan	264	—	46,077	—	—	—	46,077
Charitable donation of common stock	10	—	3,000	—	—	—	3,000
Employee stock-based compensation expense	—	—	420,886	—	—	—	420,886
Net loss	—	—	—	—	—	(69,976)	(69,976)
Other comprehensive income, net	—	—	—	—	(9,773)	—	(9,773)
Balances at January 31, 2022	198,834	$ 20	$ 1,720,013	$ (1,532)	$ (4,809)	$ (1,438,189)	$ 275,503

The accompanying notes are an integral part of these consolidated financial statements.

DOCUSIGN, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balances at January 31, 2022	198,834	20	1,720,013	(1,532)	(4,809)	(1,438,189)	275,503
Exercise of stock options	868	—	12,678	—	—	—	12,678
Settlement of restricted stock units	4,230	—	—	—	—	—	—
Tax withholding on net share settlement of restricted stock units and employee stock purchase plan	(1,428)	—	(88,900)	(253)	—	—	(89,153)
Employee stock purchase plan	535	—	36,526	—	—	—	36,526
Repurchases of common stock	(1,135)	—	—	—	—	(63,041)	(63,041)
Employee stock-based compensation expense	—	—	560,415	—	—	—	560,415
Net loss	—	—	—	—	—	(97,454)	(97,454)
Other comprehensive loss, net	—	—	—	—	(18,187)	—	(18,187)
Balances at January 31, 2023	201,904	$ 20	$ 2,240,732	$ (1,785)	$ (22,996)	$ (1,598,684)	$ 617,287

The accompanying notes are an integral part of these consolidated financial statements.

DOCUSIGN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended January 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net loss	$ (97,454)	$ (69,976)	$ (243,267)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	86,255	81,913	71,090
Amortization of deferred contract acquisition and fulfillment costs	185,045	144,442	99,384
Amortization of debt discount and transaction costs	4,970	5,098	28,001
Loss on extinguishment of debt	—	—	33,752
Operating cash flow related to repayments of convertible senior notes	—	—	(75,165)
Non-cash operating lease costs	27,501	26,819	26,728
Stock-based compensation expense	538,726	408,542	286,877
Deferred income taxes	1,697	1,369	(2,410)
Other	15,723	9,871	(210)
Changes in operating assets and liabilities			
Accounts receivable	(75,964)	(117,380)	(73,913)
Prepaid expenses and other current assets	(5,038)	(7,074)	(1,155)
Deferred contract acquisition and fulfillment costs	(232,315)	(207,393)	(208,510)
Other assets	(22,319)	(11,496)	(4,094)
Accounts payable	(26,440)	12,148	12,128
Accrued expenses and other liabilities	7,340	10,828	37,155
Accrued compensation	(1,781)	1,128	64,586
Contract liabilities	143,177	250,482	267,750
Operating lease liabilities	(42,364)	(32,854)	(21,773)
Net cash provided by operating activities	506,759	506,467	296,954
Cash flows from investing activities:			
Cash paid for acquisition, net of acquired cash	—	(6,388)	(180,370)
Purchases of marketable securities	(533,710)	(384,128)	(164,989)
Sales of marketable securities	—	7,569	28,986
Maturities of marketable securities	423,917	283,184	488,538
Purchases of strategic and other investments	(3,750)	(1,750)	(8,541)
Purchases of property and equipment	(77,654)	(61,396)	(82,395)
Net cash (used in) provided by investing activities	(191,197)	(162,909)	81,229
Cash flows from financing activities:			
Proceeds from issuance of convertible senior notes, net of initial purchasers' discounts and transaction costs	—	—	677,370
Purchase of capped calls related to issuance of convertible senior notes	—	—	(31,395)
Repayments of convertible senior notes	(16)	(77,906)	(384,199)
Repurchases of common stock	(63,041)	—	—
Payment of revolving credit facility costs	—	—	(2,453)
Payment of tax withholding obligation on RSU settlement and ESPP purchase	(84,403)	(386,521)	(372,463)
Proceeds from exercise of stock options	12,678	23,729	24,305
Proceeds from employee stock purchase plan	36,526	46,077	29,859
Net cash used in financing activities	(98,256)	(394,621)	(58,976)
Effect of foreign exchange on cash, cash equivalents and restricted cash	(3,784)	(5,594)	5,646
Net increase (decrease) in cash, cash equivalents and restricted cash	213,522	(56,657)	324,853
Cash, cash equivalents and restricted cash at beginning of period	509,679	566,336	241,483
Cash, cash equivalents and restricted cash at end of period	$ 723,201	$ 509,679	$ 566,336

The accompanying notes are an integral part of these consolidated financial statements.

DOCUSIGN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended January 31,		
(in thousands)	2023	2022	2021
Supplemental disclosure:			
Cash paid for interest	$ 185	$ 349	$ 78,040
Cash paid for operating lease liabilities	38,873	40,552	35,176
Cash paid for income taxes	10,416	6,940	3,503
Non-cash investing and financing activities:			
Property and equipment in accounts payable and accrued expenses and other current liabilities	$ 4,757	$ 11,285	$ 3,903
Operating lease right-of-use assets exchanged for lease obligations	63,086	2,749	30,816
Fair value of shares issued as consideration for acquisition	—	—	48,361
Fair value of shares issued as part of the repayments of convertible senior notes	2	174,230	1,233,990

The accompanying notes are an integral part of these consolidated financial statements.

DOCUSIGN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization and Description of Business

DocuSign, Inc. (“we,” “our” or “us”) was incorporated in the State of Washington in April 2003. We merged with and into DocuSign, Inc., a Delaware corporation, in March 2015.

DocuSign is the global leader in the eSignature category. We offer products that address broader agreement workflows, and digital transformation, including the world’s leading electronic signature product, enabling agreements to be signed electronically on a wide variety of devices, from virtually anywhere in the world, securely.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements include those of DocuSign, Inc. and our subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Our fiscal year ends on January 31. References to fiscal 2023, for example, are to the fiscal year ended January 31, 2023.

Certain prior year amounts have been reclassified to conform to current year presentation. These amounts were not material to any of the periods presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the consolidated financial statements and notes thereto.

Significant items subject to such estimates and assumptions made by management include, but are not limited to, the determination of:
- the average period of benefit associated with deferred contract acquisition costs and fulfillment costs;
- the valuation of strategic investments;
- the fair value of certain stock awards issued;
- the fair value of convertible notes;
- the useful life and recoverability of long-lived assets;
- the discount rate used for operating leases; and
- the recognition, measurement and valuation of deferred income taxes.

Concentration of Credit Risk

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. Although we deposit our cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. We have not experienced any losses on our deposits of cash and cash equivalents. Cash equivalents consist of money market funds, which are invested through financial institutions in the U.S. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists.

No customer individually accounted for more than 10% of our revenues in the years ended January 31, 2023, 2022 and 2021 or for more than 10% of our accounts receivable as of January 31, 2023 and 2022. We perform ongoing credit evaluations of our customers, do not require collateral and maintain allowances for potential credit losses on customers’ accounts using the expected loss model.

Revenue Recognition

We recognize revenue when a customer obtains control of promised services. We apply significant judgment in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. To achieve the core principle of this standard, we apply the following steps:

1. Identification of the contract, or contracts, with the customer

We consider the terms and conditions of the contract and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the contract is approved, we can identify each party's rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay and the contract has commercial substance. At contract inception we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services and the products that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Our performance obligations consist of (i) subscription services, (ii) professional services, (iii) on-premises solutions, and (iv) maintenance and support for on-premises solutions.

3. Determination of the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

4. Allocation of the transaction price to the performance obligation in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP").

5. Recognition of the revenue when, or as, we satisfy a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized as control of the service is transferred to the customer, in an amount that reflects the consideration that we expect to receive in exchange for those services. We generate all our revenue from contracts with customers.

Subscription Revenue

We generate revenue primarily from sales of subscriptions to access our software platform and related subscriptions of our customers. Our subscription revenue is driven by our go-to-market model, which includes a combination of direct sales, partner-assisted sales and web-based self-service purchasing. Subscription arrangements with customers do not provide the customer with the right to take possession of our software operating platform at any time. Instead, customers are granted continuous access to our software platform over the contractual period. A time-elapsed method is used to measure progress because we transfer control evenly over the contractual period. Accordingly, the fixed consideration related to subscription revenue is generally recognized on a straight-line basis over the contract term beginning on the date access to our software platform is provided.

Professional Services and Other Revenue

Professional services and other revenue consists of fees associated with consulting and training services from assisting customers in implementing and expanding the use of our software platform. These services are generally distinct from subscription services. Professional services do not result in significant customization of the subscription service. Revenue from professional services provided on a time and materials basis is recognized as the services are performed. Other revenue includes amounts derived from the sale of our on-premises solutions, which are recognized upon passage of control, which occurs upon shipment of the product. The maintenance and support on the on-premises solutions is a stand-ready obligation to perform this service over the term of the arrangement and, as a result, is accounted for ratably over the term of the arrangement.

Contracts with Multiple Performance Obligations

Most of our contracts with customers contain multiple performance obligations that are distinct and accounted for separately. The transaction price is allocated to the separate performance obligations on a relative SSP basis. We determine SSP for our performance obligations based on our observable inputs, such as standalone sales and historical contract pricing. SSP is consistent with our overall pricing objectives, taking into consideration the type of subscription services and professional and other services.

Variable Consideration

Revenue from sales is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price is constrained and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue will not occur when the uncertainty is resolved.

If our services do not meet certain service level commitments, our customers are entitled to receive service credits, and in certain cases, refunds, each representing a form of variable consideration. We have historically not experienced any significant incidents affecting the defined levels of reliability and performance as required by our subscription contracts. Accordingly, the amount of any estimated refunds related to these agreements in the consolidated financial statements is not material during the periods presented.

Deferred Contract Acquisition Costs

We capitalize sales commissions, certain parts of the company bonus and associated payroll taxes paid to internal sales personnel that are incremental to the acquisition of customer contracts as deferred contract acquisition costs in "Prepaid expenses and other current assets" and "Deferred contract acquisition costs—noncurrent" on our consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract.

These deferred commissions are amortized on a straight-line basis over the periods of benefit, commensurate with the pattern of revenue recognition. Commissions paid for renewal of a subscription contract are not considered commensurate with the commissions paid for the acquisition of the initial subscription contract given the substantive difference in commission rates between new and renewal contracts. The period of benefit for commissions paid for the acquisition of the initial subscription contract, of five years, is determined by taking into consideration our initial estimated customer life and the technological life of our software platform and related significant features. The period of benefit for renewal subscription contracts, of two years, is determined by considering the average contractual term for renewal contracts.

Commissions paid on professional services contracts are amortized over the period of benefit, being the period the associated revenue is earned as the commissions paid on new and renewal professional services contracts are commensurate with each other.

Amortization of deferred contract acquisition costs is primarily included in the "Sales and marketing" expense in the consolidated statements of operations and comprehensive loss.

We periodically review these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred contract acquisition costs. There were no material impairment losses recorded during the periods presented.

Deferred Contract Fulfillment Costs

We capitalize third-party costs to fulfill contracts with a customer in "Prepaid expenses and other current assets" and "Other assets—noncurrent" on our consolidated balance sheets. We amortize these costs on a straight-line basis consistent with the ratable revenue recognition of the performance obligations in the associated contracts.

Cost of Revenue

"Subscription" cost of revenue primarily consists of personnel and related costs to support our software platform, amortization expense associated with capitalized internally-developed software and technology-related intangible assets, property and equipment depreciation, allocated overhead expenses, merchant processing fees and server hosting costs.

"Professional services and other" cost of revenue consists primarily of personnel costs for our professional services delivery team, travel-related costs and allocated overhead.

Advertising

Advertising costs are expensed as incurred and are included in "Sales and marketing" expense in our consolidated statements of operations and comprehensive loss. Advertising expense was $128.3 million, $115.7 million and $78.6 million in the years ended January 31, 2023, 2022 and 2021.

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation.

Stock-Based Compensation

Compensation cost for stock-based awards issued to employees, including stock options, ESPP purchase rights and RSUs, is measured at fair value on the date of grant and recognized over the service period, generally on a straight-line basis.

The fair value of stock options and ESPP purchase rights is estimated on the date of grant using a Black-Scholes option-pricing model. The fair value of RSUs is estimated on the date of grant based on the fair value of our underlying common stock. From time to time, we grant RSUs that also include performance-based or market-based conditions. For RSUs granted with a market condition, we use a Monte Carlo option-pricing model to determine the fair value of the RSUs.

Compensation expense for RSUs granted with a market or a performance condition is recognized on a graded vesting basis over the requisite service period. The amount of compensation expense related to the RSUs granted with a performance condition is determined after assessing the probability of achieving requisite performance criteria.

We recognize compensation expense related to shares issued pursuant to the 2018 ESPP on a straight-line basis over the offering period of six months.

Compensation expense is recognized net of forfeitures that are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

We capitalize stock-based compensation costs incurred as a result of qualifying internally-developed software development activities.

We may elect to issue shares on the settlement dates net of the statutory tax withholding requirements to be paid by us on behalf of our employees. In these instances, we record the liability for withholding amounts to be paid by us as treasury stock or as a reduction to additional paid-in capital, and include these payments as a reduction of cash flows from financing activities.

Restructuring charges

Restructuring liabilities arise when management commits to a restructuring plan, the restructuring plan identifies all significant actions, the period of time to complete the restructuring plan indicates that significant changes to the plan are not likely and employees who are impacted have been notified of the pending involuntary termination. Restructuring charges are accrued in the period in which it is probable that the employees are entitled to the restructuring benefits and the amounts can be reasonably estimated.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. We record a valuation allowance to reduce our deferred tax assets to an amount for which realization is more likely than not.

Foreign Currency

The functional currency of our foreign entities and branches is generally the local currency. Monetary assets and liabilities and transactions denominated in currencies other than an entity's functional currency are remeasured into its functional currency using current exchange rates at each balance sheet date. Nonmonetary assets and liabilities are not remeasured. We recognize gains and losses from such adjustments within "Interest income and other income, net" in the consolidated statements of operations and comprehensive loss in the period of occurrence.

We present our financial statements in U.S. dollars. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on our consolidated statements of comprehensive loss, net of tax. All assets and liabilities denominated in a foreign currency are translated at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using the historical exchange rate.

Net Loss Per Share Attributable to Common Stockholders

In periods when we have net income, we compute basic and diluted net loss per share in conformity with the two-class method required for participating securities. The undistributed earnings are allocated between common stock and participating securities as if all earnings had been distributed during the period presented. We consider any shares issued on the early exercise of stock options subject to repurchase to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of early exercised shares do not have a contractual obligation to share in our losses. As such, our net losses in all the years presented were not allocated to these participating securities.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potential shares of common stock, including shares underlying our convertible senior notes, unvested RSUs, early exercised or outstanding stock options, ESPP purchase rights, convertible preferred stock, and warrants to purchase common stock and convertible preferred stock, to the extent they are dilutive.

Since we have reported net losses for all periods presented, dilutive common shares are not assumed to have been issued as their effect would have been antidilutive. Therefore, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, highly liquid investments with original maturities of three months or less at the date of purchase and deposits with financial institutions and are carried at fair value.

Investments

Investments in marketable securities consist of commercial paper, corporate notes and bonds, as well as U.S. Treasury and government agency securities. Management determines the appropriate classification of investments at the time of purchase and reevaluates such determination at each balance sheet date. Marketable securities are classified as available-for-sale and are carried at fair value in the consolidated balance sheet and are classified as short-term or long-term based on their remaining contractual maturities.

We evaluate our investments with unrealized loss positions at the individual security level to determine whether the unrealized loss was related to credit or noncredit factors. We consider whether a credit loss exists based on the extent of the unrealized loss position, any adverse conditions specifically related to the security or the issuer's operating environment, pay structure of the security, the issuer's payment history and any changes in the issuer's credit rating. Estimated credit losses are determined using a discounted cash flow model and recorded as an allowance, with changes in expected credit losses on our investments recorded in "Interest income and other income, net" in the consolidated statements of operations and comprehensive loss. Unrealized gains and losses related to noncredit factors are reflected in "Accumulated other comprehensive loss" on the consolidated balance sheets.

Strategic Investments

Our strategic investments consist of non-marketable equity investments in privately-held companies and investment companies in which we do not have a controlling interest or significant influence. We have elected to apply the measurement alternative for equity investments in privately-held companies that do not have readily determinable fair values, measuring them at cost, less any impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. We have elected to measure our equity investments in investment companies that do not have readily determinable fair values based on the investment's net asset value. An impairment loss is recorded when an event or circumstance indicates a decline in value has occurred.

As of January 31, 2023 and 2022, we held equity investments in privately-held companies totaling $12.5 million and $12.4 million that were classified in "Other assets—noncurrent" on our consolidated balance sheets.

Restricted Cash

Restricted cash consists of certificates of deposits collateralizing our operating lease agreements for office space and cash withheld from employees to fund claims and program expenses related to the Voluntary Disability Plans in California and Washington.

The following table illustrates the reconciliation of cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows as of January 31, 2023, 2022, and 2021:

	January 31,		
(in thousands)	2023	2022	2021
Cash and cash equivalents	$ 721,895	$ 509,059	$ 566,055
Restricted cash included in prepaid expense and other current assets	37	280	—
Restricted cash included in other assets - noncurrent	1,269	340	281
Total cash, cash equivalents, and restricted cash	$ 723,201	$ 509,679	$ 566,336

Fair Value of Financial Instruments

We measure assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3   Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities being measured within the fair value hierarchy.

The carrying values of cash, accounts receivable and accounts payable approximate their respective fair values due to the short period of time to maturity, receipt or payment.

Accounts Receivable and Allowance for Doubtful Accounts and Credit Losses

Accounts receivable primarily consist of amounts billed currently due from customers. Our accounts receivable are subject to collection risk. Gross accounts receivable are reduced for this risk by an allowance for doubtful accounts. This allowance is for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts includes balances that are specifically identified for adequacy based on a regular evaluation of such factors as age of the receivable balance, current economic conditions, credit quality of the customer, and past collection experience. We also include in our allowance for doubtful accounts an estimate for future credit losses, based on historical experience, which is recorded in the period in which we invoice our customers. We do not have any off-balance-sheet credit exposure related to our customers.

We do not typically offer right of refund in our contracts and do not require collateral from our customers. Changes in the allowance for doubtful accounts were not material in all periods presented.

Property and Equipment

Property and equipment, including costs incurred to bring to the location and condition necessary for intended use, are recorded at cost and depreciated over their estimated useful lives using the straight-line method and the following estimated useful lives:

	Estimated Useful Life
Computer and network equipment	3 years
Software, including capitalized software development costs	3 - 5 years
Furniture and office equipment	3 - 4 years
Leasehold improvements	Lesser of lease term and 10 years

Disposals are removed at cost less accumulated depreciation, and any gain or loss from disposition is reflected in the statement of operations and comprehensive loss in the year of disposition. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Leases

Leases arise from contractual obligations that convey the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. We determine whether an arrangement is or contains a lease at inception, based on whether there is an identified asset and whether we control the use of the identified asset throughout the period of use. At lease commencement date, we determine lease classification between finance and operating, allocate the consideration to the lease and nonlease components and recognize a right-of-use asset and corresponding lease liability for each lease component. A right-of-use asset represents our right to use an underlying asset and a lease liability represents our obligation to make payments during the lease term.

The lease liability is initially measured as the present value of the remaining lease payments over the lease term. The discount rate used to determine the present value is our incremental borrowing rate unless the interest rate implicit in the lease is readily determinable. We estimate our incremental borrowing rate based on the information available at lease commencement date for borrowings with a similar term. The right-of-use asset is initially measured as the present value of the lease payments, adjusted for initial direct costs, prepaid lease payments to lessors and lease incentives.

We do not recognize right-of-use assets and liabilities for leases with a term of twelve months or less. Additionally, we do not separate nonlease components from the associated lease components for our office leases and certain other asset classes. The total consideration includes fixed payments and contractual escalation provisions. We are responsible for maintenance, insurance, property taxes and other variable payments, which are expensed as incurred. Our leases include options to renew or terminate. We include the option to renew or terminate in our determination of the lease term when the option is deemed to be reasonably certain to be exercised.

Operating leases are classified in "Operating lease right-of-use assets", "Operating lease liabilities—current", and "Operating lease liabilities—noncurrent" on our consolidated balance sheets. Operating lease expense is recognized on a straight-line basis over the expected lease term and included in "Loss from operations" in our consolidated statements of operations and comprehensive loss.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the acquisition method of accounting and is not amortized. We test goodwill for impairment at least annually, on November 1, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such events and changes may include: significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy.

Our test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the purposes of impairment testing, we have determined that we have one operating segment and one reporting unit. We performed a qualitative assessment for the fiscal year ended January 31, 2023, and concluded that it is more likely than not that the fair value of the reporting unit significantly exceeds its carrying value. There was no impairment of goodwill recorded in the years ended January 31, 2022 and 2021.

Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives. The estimated useful lives of intangible assets, estimated based on our expected period of benefit, are as follows:

	Estimated Useful Life
Existing technology	3 - 5 years
Customer contracts & related relationships	5 - 10 years
Other[1]	1 - 5 years

[1] Includes certifications, maintenance contracts and related relationships, subscription backlog and tradenames and trademarks

We evaluate the estimated remaining useful lives of intangible assets and other long-lived assets to assess whether a revision to the remaining periods of amortization is required.

Impairment of Long-Lived Assets

We review long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset group may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. We recognized an impairment of $5.1 million on operating lease right-of-use assets as part of General and administrative expense during the year ended January 31, 2022. There was no impairment recognized in the other periods presented.

Software Development and Cloud Computing Arrangement Implementation Costs

We capitalize qualifying internally-developed software development costs incurred during the application development stage, as long as it is probable the project will be completed and the software will be used to perform the function intended. Capitalization of such costs ceases once the project is substantially complete and ready for its intended use. Capitalized software development costs are included in "Property and equipment, net" on our consolidated balance sheets and are amortized on a straight-line basis over their expected useful lives of approximately three to five years.

We also capitalize qualifying implementation costs under cloud computing arrangements ("CCA"). Capitalization of such costs ceases once the software of the hosting arrangement is ready for its intended use. The CCA implementation costs balance was $49.5 million and $22.6 million as of January 31, 2023 and 2022, and is included in "Other assets—noncurrent" on our consolidated balance sheets and amortized on a straight-line basis over the term of the associated hosting arrangement.

Business Combinations

We account for our acquisitions using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill.

Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by our Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. Our Chief Executive Officer is our CODM. Our CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, we have determined that we operate in one operating and one reportable segment.

Convertible Debt

Prior to February 1, 2021, we accounted for our convertible debt instruments as separate liability and equity components. We determined the carrying amount of the liability component as the present value of its cash flows using a discount rate based on comparable convertible transactions for similar companies. The carrying amount of the equity component representing the conversion option was calculated by deducting the fair value of the liability component from the principal amount of the convertible debt instruments as a whole.

This difference represented a debt discount that was amortized to interest expense over the term of the convertible debt instruments using the effective interest rate method. The equity component was not remeasured as long as it continued to meet the conditions for equity classification.

The transaction costs incurred related to the issuance of the convertible debt instruments were allocated to the liability and equity components based on their relative initial carrying value of the convertible debt instruments. Transaction costs attributable to the liability component were being amortized to interest expense over the respective terms of the convertible debt instruments, and transaction costs attributable to the equity component were netted against the equity component of the convertible debt instruments in stockholders' equity.

Effective February 1, 2021, we account for our convertible debt instruments as a single liability measured at its amortized cost. At issuance, the carrying amount is calculated as the proceeds, net of initial purchasers' discounts and transaction costs. The difference between the principal amount and carrying value is amortized to interest expense over the term of the convertible debt instruments using the effective interest rate method.

At settlement, the carrying amount of the liability is derecognized and the excess of the cash consideration, if any, over the carrying amount is recorded as a reduction to additional paid-in capital.

Capped calls entered into in connection with the offering of the convertible debt instruments are considered indexed to our own stock and are considered equity classified. They are recorded in stockholders' equity and are not accounted for as derivatives. The cost incurred in connection with the capped calls was recorded as a reduction to additional paid-in capital.

Legal Contingencies

We evaluate contingent liabilities including threatened or pending litigation and make provisions for such liabilities when it is both probable that a loss has been incurred and its amount can be reasonably estimated. We periodically assess the likelihood of any adverse judgments or outcomes from potential claims or legal proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of the liabilities required, if any, for these contingencies is made after the analysis of each separate matter.

Recently Adopted Accounting Pronouncements

We have not adopted accounting pronouncements during the year ended January 31, 2023.

Note 2. Revenue

Subscription revenue is recognized over time and accounted for approximately 97%, 97% and 95% of our revenue for the years ended January 31, 2023, 2022 and 2021.

Performance Obligations

As of January 31, 2023, the amount of the transaction price allocated to remaining performance obligations for contracts greater than one year was $1.9 billion. We expect to recognize 57% of the transaction price allocated to remaining performance obligations within the 12 months following January 31, 2023 in our consolidated statement of operations and comprehensive loss.

Contract Balances

Contract assets represent amounts for which we have recognized revenue, pursuant to our revenue recognition policy, for contracts that have not yet been invoiced to our customers where there is a remaining performance obligation, typically for multi-year arrangements. Total contract assets were $12.4 million and $12.6 million as of January 31, 2023 and 2022. The change in contract assets reflects the difference in timing between our satisfaction of remaining performance obligations and our contractual right to bill our customers.

Contract liabilities consist of deferred revenue and include payments received in advance of performance under the contract. Such amounts are generally recognized as revenue over the contractual period. For the years ended January 31, 2023, 2022 and 2021, we recognized revenue of $1.0 billion, $773.7 million and $499.5 million that was included in the corresponding contract liability balance at the beginning of the periods presented.

We receive payments from customers based upon contractual billing schedules. We record accounts receivable when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically 30 days.

Note 3. Fair Value Measurements

The following table summarizes our financial assets that are measured at fair value on a recurring basis:

(in thousands)	January 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Level 1:				
Cash equivalents[1]				
Money market funds	$ 133,009	$ —	$ —	$ 133,009
Level 2:				
Cash equivalents[1]				
Commercial paper	9,992	—	(2)	9,990
Available-for-sale securities				
Commercial paper	85,957	—	(258)	85,699
Corporate notes and bonds	367,930	101	(3,771)	364,260
Municipal notes and bonds	7,983	—	(65)	7,918
U.S. governmental securities	38,344	4	(405)	37,943
Level 2 total	510,206	105	(4,501)	505,810
Total	$ 643,215	$ 105	$ (4,501)	$ 638,819

(in thousands)	January 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Level 1:				
Cash equivalents[1]				
Money market funds	$ 110,716	$ —	$ —	$ 110,716
Level 2:				
Cash equivalents[1]				
Commercial paper	3,499	—	—	3,499
Available-for-sale securities				
Commercial paper	126,371	1	(175)	126,197
Corporate notes and bonds	243,840	—	(1,296)	242,544
U.S. governmental securities	20,036	—	(76)	19,960
Level 2 total	393,746	1	(1,547)	392,200
Total	$ 504,462	$ 1	$ (1,547)	$ 502,916

(1) Included in "cash and cash equivalents" in our consolidated balance sheets as of January 31, 2023 and 2022, in addition to cash of $578.9 million and $394.9 million

We use quoted prices in active markets for identical assets to determine the fair value of our Level 1 investments. The fair value of our Level 2 investments is determined using pricing based on quoted market prices or alternative market observable inputs.

The fair value of our available-for-sale securities as of January 31, 2023, by remaining contractual maturities, were as follows (in thousands):

Due in one year or less	$	309,771
Due in one to two years		186,049
	$	495,820

As of January 31, 2023 and 2022, securities in an unrealized loss position were, individually and in aggregate, not material. An allowance for credit losses was deemed unnecessary for these securities, given the extent of the unrealized loss positions as well as the issuers' high credit ratings and consistent payment history.

We had no liabilities measured at fair value on a recurring basis as of January 31, 2023 and 2022.

Strategic Investments

As of January 31, 2023 and 2022, we held equity investments in privately-held companies totaling $12.5 million and $12.4 million. The carrying value of strategic investments is adjusted to fair value on a non-recurring basis for observable transactions of identical or similar investments of the same issuer or for impairment. Strategic investments measured at fair value on a non-recurring basis are classified as Level 3 in the fair value hierarchy because nonrecurring fair value measurements may include observable and unobservable inputs. During the year ended January 31, 2023, the value of these investments decreased $3.7 million, net. During the year ended January 31, 2022, the value of these investments increased $4.8 million.

Convertible Senior Notes

We estimated the fair value based on the estimated or actual bids and offers of the Notes in an over-the-counter market on the last trading day of the reporting period (Level 2). The Notes are recorded at face value less unamortized debt discount and transaction costs as "Convertible senior notes, net—noncurrent" and "Convertible senior notes—current." Refer to Note 8 for further information.

(in thousands)		January 31,		
		2023		**2022**
0.5% Convertible Senior Notes due in 2023				
Aggregate principal amount	$	37,083	$	37,099
Fair value amount		38,981		65,440
0.0% Convertible Senior Notes due in 2024				
Aggregate principal amount	$	690,000	$	690,000
Fair value amount		655,666		656,363

Note 4. Property and Equipment, Net

Property and equipment, net consisted of the following:

(in thousands)		January 31,		
		2023		**2022**
Computer and network equipment	$	138,869	$	127,799
Software, including capitalized software development costs		114,524		82,537
Furniture and office equipment		20,897		20,939
Leasehold improvements		73,415		79,811
		347,705		311,086
Less: Accumulated depreciation		(210,781)		(170,261)
		136,924		140,825
Work in progress		62,968		43,839
	$	199,892	$	184,664

Depreciation and amortization expenses associated with property and equipment was $65.5 million, $57.1 million and $45.5 million in the years ended January 31, 2023, 2022 and 2021. This included amortization expense related to capitalized internally-developed software costs of $19.7 million, $10.3 million and $6.2 million in the respective years.

We capitalized $66.1 million, $39.0 million and $29.3 million of internally developed software costs, including $19.2 million, $9.8 million and $7.2 million of capitalized stock-based compensation in the years ended January 31, 2023, 2022 and 2021.

Note 5. Acquisitions

Acquisition of Seal Software Group Limited

On May 1, 2020, we completed the acquisition of Seal Software Group Limited ("Seal"), a contract analytics and artificial intelligence ("AI") technology provider headquartered in Walnut Creek, California. The acquisition allows us to integrate Seal's technology comprehensively across the DocuSign Agreement Cloud to deliver increased functionality to companies using the Agreement Cloud to prepare, sign, act on and manage agreements.

Under the terms of the purchase agreement, we paid $184.7 million in cash, net of cash acquired, transaction costs and working capital adjustments, for Seal's outstanding stock.

We accounted for the transaction as a business combination using the acquisition method of accounting. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date. Fair values were determined using the income and cost approaches. Excess purchase price consideration was recorded as goodwill and is primarily attributable to the assembled workforce and expanded market opportunities when integrating Seal's AI and analytics capabilities within our existing product offering.

In the year ended January 31, 2021, we recognized revenues from Seal of $16.3 million and net losses of $20.1 million, excluding the impact of acquired intangible asset amortization. The results of operations of Seal were included in our consolidated statements of operations from the acquisition date.

The following unaudited pro forma information has been prepared for illustrative purposes only and assumes the acquisition occurred on February 1, 2019. It includes pro forma adjustments related to the amortization of acquired intangible assets, share-based compensation expense, professional services revenue and contract acquisitions costs adjustments under the new revenue recognition standard, and contract liabilities fair value adjustment. The unaudited pro forma results have been prepared based on estimates and assumptions, which we believe are reasonable, however, they are not necessarily indicative of the consolidated results of operations had the acquisition occurred on February 1, 2019, or of future results of operations:

	Year Ended January 31,
(in thousands) (unaudited)	2021
Revenue	$ 1,464,424
Net loss	(246,819)

Acquisition of Liveoak Technologies, Inc.

On July 6, 2020, we completed the acquisition of Liveoak Technologies, Inc. ("Liveoak"), a virtual customer engagement and business platform based in Austin, Texas. The company's platform includes several technologies specific to remote agreements, such as video conferencing, video identity verification, collaborative form-filling, an integration with DocuSign eSignature, and a detailed audit trail. The acquisition enables us to leverage Liveoak's technology and expertise to accelerate the launch of DocuSign Notary, a new product for remote online notarization, where signers and the notary public are in different places.

The consideration to acquire Liveoak's outstanding stock was $48.4 million, which consisted primarily of the fair value of our common stock issued and the fair value of stock options issued to substitute vested Liveoak options.

We included the results of operations of Liveoak in our consolidated statements of operations from the acquisition date. These results, including pro forma information, were not material to our consolidated statements of operations for the year ended January 31, 2021.

Note 6. Goodwill and Intangible Assets, Net

The changes in the carrying amount of goodwill were as follows (in thousands):

Balance at January 31, 2021	$ 350,151
Additions—Seal	1,185
Additions—Clause	4,100
Foreign currency translation	(378)
Balance at January 31, 2022	355,058
Foreign currency translation	(1,439)
Balance at January 31, 2023	$ 353,619

Intangible assets consisted of the following:

(in thousands, except years)	Weighted-average Remaining Useful Life (Years)	As of January 31, 2023				As of January 31, 2022		
		Acquisition-related Intangibles, Gross	Accumulated Amortization	Acquisition-related Intangibles, Net		Acquisition-related Intangibles, Gross	Accumulated Amortization	Acquisition-related Intangibles, Net
Existing technology	2.2	$ 76,194	$ (56,920)	$ 19,274		$ 76,194	$ (47,307)	$ 28,887
Customer contracts & related relationships	6.0	110,082	(50,429)	59,653		110,082	(39,911)	70,171
Other	0.0	22,534	(22,534)	—		22,534	(21,959)	575
	5.1	$ 208,810	$ (129,883)	78,927		$ 208,810	$ (109,177)	99,633
Cumulative translation adjustment				(8,647)				(817)
Total				$ 70,280				$ 98,816

Amortization of finite-lived intangible assets was as follows:

(in thousands)	Year Ended January 31,		
	2023	2022	2021
Cost of subscription revenue	$ 9,613	$ 11,670	$ 11,052
Sales and marketing	11,093	13,100	14,566
Total	$ 20,706	$ 24,770	$ 25,618

As of January 31, 2023, future amortization of finite-lived intangible assets that will be recorded in cost of revenue and operating expenses is estimated as follows, excluding cumulative translation adjustment:

Fiscal Period	Amount (in thousands)
2024	$ 19,375
2025	18,798
2026	12,655
2027	10,518
2028	8,058
Thereafter	9,523
Total	$ 78,927

Note 7. Deferred Contract Acquisition and Fulfillment Costs

The following table represents a rollforward of our deferred contract acquisition and fulfillment costs:

(in thousands)		Year Ended January 31,		
		2023		2022
Deferred Contract Acquisition Costs				
Beginning balance	$	315,158	$	262,519
Additions to deferred contract acquisition costs		179,898		169,322
Amortization of deferred contract acquisition costs		(134,964)		(112,931)
Cumulative translation adjustment		(4,703)		(3,752)
Ending balance	$	355,389	$	315,158
Deferred Contract Fulfillment Costs				
Beginning balance	$	19,088	$	12,506
Additions to deferred contract fulfillment costs		52,417		38,071
Amortization of deferred contract fulfillment costs		(50,081)		(31,489)
Cumulative translation adjustment		(348)		—
Ending balance	$	21,076	$	19,088

Note 8. Debt

Convertible Senior Notes

In September 2018, we issued $575.0 million in aggregate principal amount of the 0.5% Convertible Senior Notes due in 2023, which included the initial purchasers' exercise in full of their option to purchase an additional $75.0 million aggregate principal amount of the 2023 Notes. The net proceeds from the issuance of the 2023 Notes were $560.8 million after deducting the initial purchasers' discounts and transaction costs.

In January 2021, we issued $690.0 million in aggregate principal amount of the 0% Convertible Senior Notes due in 2024, which included the initial purchasers' exercise in full of their option to purchase an additional $90.0 million aggregate principal amount of the 2024 Notes. The net proceeds from the issuance of the 2024 Notes were $677.3 million after deducting the initial purchasers' discounts and transaction costs.

The Notes are senior unsecured obligations and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of our unsecured indebtedness then existing and future liabilities that are not so subordinated; effectively junior in right of payment to any of our secured indebtedness, to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries. Upon conversion of the Notes, holders will receive cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

The 2023 Notes are governed by an indenture dated September 18, 2018 (the "2018 Indenture"). The 2024 Notes are governed by an indenture dated January 15, 2021 (the "2021 Indenture," and together with the 2018 Indenture, the "Indentures"). The Indentures are between us, as the issuer, and U.S. Bank National Association, as trustee. The Indentures do not contain any financial covenants or restrictions on the payments of dividends, the incurrence of indebtedness, or the issuance or repurchase of securities by us or any of our subsidiaries. The 2023 Notes mature on September 15, 2023, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date. Interest on the 2023 Notes is payable semi-annually in arrears on March 15 and September 15 of each year. The Notes are subject to additional interest in certain events of default. The 2024 Notes mature on January 15, 2024 unless earlier repurchased by us or earlier converted in accordance with their terms prior to the maturity date.

Conversion terms

The 2023 Notes have an initial conversion rate of 13.9860 shares of our common stock per $1,000 principal amount of the 2023 Notes, which is equal to an initial conversion price of approximately $71.50 per share of our common stock. The 2024 Notes have an initial conversion rate of 2.3796 shares of our common stock per $1,000 principal amount of the 2024 Notes, which is equal to an initial conversion price of approximately $420.24 per share of our common stock. The initial conversation rates are subject to adjustment in some events. Following certain corporate events that occur prior to the maturity date or, with respect to the 2023 Notes, following our issuance of a notice of redemption, we will increase the conversion rate for a holder who elects to convert its Notes in connection with such corporate event or during the related redemption period in certain circumstances. Additionally, upon the occurrence of a corporate event that constitutes a "fundamental change" as defined within the respective Indentures, holders of the Notes may require us to repurchase for cash all or a portion of their Notes at a purchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any. No such corporate events have occurred as of January 31, 2023.

Holders of the 2023 Notes may convert all or any portion of their 2023 Notes at any time on or after June 15, 2023, until the close of business on September 13, 2023. Prior to the close of business on the business day immediately preceding June 15, 2023, holders of the 2023 Notes may convert all or any portion of their 2023 Notes, in integral multiples of $1,000 principal amount, only under the following circumstances (the "2023 Notes conversion conditions"):
- During any fiscal quarter commencing after the fiscal quarter ending on January 31, 2019 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
- During the 5-business day period after any 10 consecutive trading day period (the "measurement period") in which the trading price as defined in the 2018 Indenture per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;
- If we call any or all of the notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or
- Upon the occurrence of specified corporate events described in the 2018 Indenture.

Based upon the reported sales price of our common stock, the 2023 Notes became convertible on August 1, 2020 and continued to be convertible through July 31, 2022. As of January 31, 2023, the 2023 Notes did not meet the conversion terms and are not convertible.

Holders of the 2024 Notes may convert all or any portion of their 2024 Notes at any time on or after October 15, 2023, until the close of business on January 11, 2024. Prior to the close of business on the business day immediately preceding October 15, 2023, holders of the 2024 Notes may convert all or any portion of their 2024 Notes, in integral multiples of $1,000 principal amount, only under the following circumstances (the "2024 Notes conversion conditions"):
- During any fiscal quarter commencing after the fiscal quarter ending on April 30, 2021 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
- During the 5-business day period after any 10 consecutive trading day period (the "measurement period") in which the trading price as defined in the 2021 Indenture per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or
- Upon the occurrence of specified corporate events described in the 2021 Indenture.

As of January 31, 2023, the 2024 Notes conversion conditions described above were not met and therefore the 2024 Notes are not yet convertible.

Redemption terms

We may redeem for cash or shares all or any portion of the 2023 Notes, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, beginning on or after September 20, 2021 if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during any period of 30 consecutive trading days ending on, and including, the trading day immediately preceding the date on which the Company provides the notice of redemption is greater than or equal to 130% of the conversion price on each applicable trading day.

We may not redeem the 2024 Notes prior to the maturity date.

Repurchases of the 2023 Notes

In connection with our issuance of the 2024 Notes in fiscal 2021, we used a portion of the proceeds to repurchase $460.0 million aggregate principal amount of the 2023 Notes in privately negotiated transactions for an aggregate consideration of $1.7 billion, consisting of $459.2 million in cash and 4.7 million shares of our common stock with a value of $1.2 billion, a non-cash financing activity. We recorded an extinguishment loss of $33.8 million as a result of the transaction.

In our consolidated statement of cash flows, the cash paid to repurchase the 2023 Notes was bifurcated into two components: the portion of the repayment attributable to accreted interest related to debt discount is classified as cash outflows from operating activities, and the portion of the repayment attributable to the principal is classified as cash outflows from financing activities.

Conversions of the 2023 Notes

In January 2021, certain holders of the 2023 Notes exercised their option to convert $23.9 million aggregate amount of the principal of the 2023 Notes. As the principal was settled in cash in March 2021, we reclassified $20.5 million of the carrying value to "Convertible senior notes—current" and $3.4 million, representing the difference between the aggregate principal and the carrying value, to mezzanine equity from permanent equity on our consolidated balance sheet as of January 31, 2021.

During the year ended January 31, 2022, we settled $77.9 million aggregate amount of the principal of 2023 Notes, for aggregate consideration of $252.1 million, consisting of $77.9 million in cash and 0.7 million shares of our common stock with a value of $174.2 million. The $0.9 million excess of the cash consideration over the corresponding carrying value was recorded as a reduction to additional paid-in capital.

Net Carrying Amounts of the Liability Components

The 2023 Notes and 2024 Notes are within one year of maturity and are therefore classified as current liabilities in our consolidated balance sheets as of January 31, 2023.

		January 31,		
(in thousands)		2023		2022
2023 Notes (effective interest rate of 5.9%):				
Principal	$	575,000	$	575,000
Less: extinguishment or conversion		(537,917)		(537,901)
Unpaid principal		37,083		37,099
Less: unamortized transaction costs		(118)		(303)
Net carrying value of liability component	$	36,965	$	36,796
Excess of if-converted value over principal	$	—	$	28,159
2024 Notes (effective interest rate of 3.8%):				
Principal	$	690,000	$	690,000
Less: unamortized transaction costs		(4,078)		(8,309)
Net carrying value of liability component	$	685,922	$	681,691
Excess of if-converted value over principal	$	—	$	—

Interest expense recognized related to the Notes was as follows:

(in thousands)	Year Ended January 31,		
	2023	2022	2021
Contractual interest expense	$ 185	$ 168	$ 2,773
Amortization of debt discount	—	—	25,828
Amortization of transaction costs	4,415	4,544	2,173
Total	$ 4,600	$ 4,712	$ 30,774

Capped Calls

To minimize the potential economic dilution to our common stock upon conversion of the Notes, we entered into privately-negotiated capped call transactions ("Capped Calls") with certain counterparties.

The capped call transactions were as follows:

(in thousands, except per share amounts)	2023 Notes	2024 Notes
Aggregate cost of capped calls	$ 67,563	$ 31,395
Initial strike price per share [1]	$ 71.50	$ 420.24
Initial cap price per share [1]	$ 110.00	$ 525.30
Shares of our common stock covered by the capped calls [1]	8,042	1,642

[1] Subject to adjustments for certain events, such as merger events and tender offers, and anti-dilution adjustments

Impact on Loss Per Share

Upon adoption of ASU 2020-06 on February 1, 2021, in periods when we have net income, the shares of our common stock subject to the Notes outstanding during the period are included in our diluted earnings per share under the if-converted method.

Prior to the adoption of ASU 2020-06, had we had net income, the shares of our common stock subject to the Notes outstanding during the period would have been included in our diluted earnings per share. In the fourth quarter of 2021, share settlement was presumed leading to the application of the if-converted method. In periods before that, cash settlement was presumed and shares subject to the Notes would have been included under the treasury stock method.

Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive. However, upon conversion, there will be no economic dilution from the Notes unless the market price of our common stock exceeds the cap prices listed above in the Capped Calls section, as exercise of the Capped Calls offsets any dilution from the Notes from the conversion price up to the cap price.

As of January 31, 2022, the market price of our common stock exceeded the $110.00 per share cap price associated with the 2023 Notes but not the $525.30 cap price associated with the 2024 notes. Therefore, the 2023 Notes would have caused economic dilution if converted as of January 31, 2022. As of January 31, 2023, the market price of our common stock did not exceed the $110.00 per share cap price associated with the 2023 Notes or the $525.30 cap price associated with the 2024 notes. Therefore, the Notes would not have caused economic dilution if converted as of January 31, 2023.

Revolving Credit Facility

In January 2021, we entered into a credit agreement with a syndicate of banks. The credit agreement extended a senior secured revolving credit facility to us in an aggregate principal amount of $500.0 million, which amount may be increased by an additional $250.0 million subject to the terms of the credit agreement. We may use the proceeds of future borrowings under the credit facility to finance working capital, capital expenditures and for other general corporate purposes, including permitted acquisitions.

The facility matures in January 2026 and requires us to comply with customary affirmative and negative covenants. We were in compliance with all covenants as of January 31, 2023. As of January 31, 2023, there were no outstanding borrowings under the revolving credit facility. The facility is subject to customary fees for loan facilities of this type, including ongoing commitment fees at a rate between 0.25% and 0.30% per annum on the daily undrawn balance.

Note 9. Leases

We lease offices under noncancelable operating lease agreements that expire at various dates through the end of July 2034. As of January 31, 2023, we had no finance leases. Some of our operating leases contain escalation provisions for adjustments in the consumer price index and options to renew. We include a renewal option in the lease terms for calculating our lease liability when we are reasonably certain that we will exercise the renewal option.

Operating lease expense for the fiscal years ended January 31, 2023, 2022 and 2021 was $33.2 million, $34.4 million and $34.0 million.

Future lease payments under operating leases as of January 31, 2023, were as follows:

Fiscal Period:	Amount (in thousands)	
2023	$	31,092
2024		26,478
2025		23,335
2026		21,002
2027		16,988
Thereafter		83,587
Total undiscounted cash flows	$	202,482
Less: imputed interest		(37,079)
Present value of lease liabilities	$	165,403

The weighted average remaining lease terms as of January 31, 2023 and 2022 were 8.5 years and 5.7 years. The discount rates for operating leases as of January 31, 2023 and 2022 were 4.6% and 4.3%.

Note 10. Commitments and Contingencies

As of January 31, 2023, we had unused letters of credit outstanding totaling $5.3 million, the majority of which are associated with our various operating leases.

We have entered into certain noncancelable contractual arrangements that require future purchases of goods and services. These arrangements primarily relate to cloud infrastructure support and sales and marketing activities. As of January 31, 2023, our future noncancelable minimum payments due under these contractual obligations with a remaining term of more than one year were as follows:

Fiscal Period:	Amount (in thousands)	
2024	$	47,803
2025		27,091
2026		11,625
2027		4,899
2028		1,663
Thereafter		1,622
Total	$	94,703

In May 2022, we entered into an agreement with a public cloud computing service provider. Under the agreement, the minimum commitment is $175.0 million through fiscal 2028. As of January 31, 2023, the remaining commitment was $157.1 million. The remaining commitment is excluded from the table above.

Indemnification

We enter into indemnification provisions under our agreements with customers and other companies in the ordinary course of business, including business partners, contractors and parties performing our research and development. Pursuant to these arrangements, we agree to indemnify and defend the indemnified party for certain claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of our activities. The duration of these indemnification agreements is generally perpetual. The maximum potential amount of future payments we could be required to make under these indemnification clauses or agreements is not determinable. Historically, we have not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these indemnification agreements is not material as of January 31, 2023 and 2022. We maintain commercial general liability insurance and product liability insurance to offset certain of our potential liabilities under these indemnification agreements.

We have entered into indemnification agreements with each of our directors, executive officers and certain other officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with us.

Claims and Litigation

From time to time, we may be subject to legal proceedings, claims and litigation made against us in the ordinary course of business. All legal costs associated with litigation are expensed as incurred. We believe the final outcome of these matters, including the case described below, will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flows.

DocuSign, Inc. Securities Litigation and Related Derivative Litigation

On February 8, 2022, a putative securities class action was filed in the U.S. District Court for the Northern District of California, captioned Weston v. DocuSign, Inc., et al., Case No. 3:22-cv-00824, naming DocuSign and certain of our current and former officers as defendants. An amended complaint was filed on July 8, 2022. As amended, the suit purports to allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, based on allegedly false and misleading statements about our business and prospects during the course of the COVID-19 pandemic. As amended, the suit is purportedly brought on behalf of purchasers of our securities between June 4, 2020 and June 9, 2022. We moved to dismiss the amended complaint on September 16, 2022.

An earlier action alleging similar claims against the same defendants, captioned Collins v. DocuSign, Inc., et al., Case No. 3:22-cv-00851, filed in the Eastern District of New York and subsequently transferred to the Northern District of California, was voluntarily dismissed on February 14, 2022.

Four putative shareholder derivative cases have been filed containing allegations based on or similar to those in the securities class action (Weston). The cases were filed on May 17, 2022, in the U.S. District Court for the District of Delaware, captioned Potteti v. Springer, et al., Case No. 1:22-cv-00652; on May 19, 2022 in the U.S. District Court for the Northern District of California, captioned Lapin v. Springer, et al., Case No. 3:22-cv-02980; on May 20, 2022, in the U.S. District Court for the Northern District of California, captioned Votto v. Springer, et al., Case No. 3:22-cv-02987; and on September 20, 2022 in the U.S. District Court for the Northern District of California, captioned Fox v. Springer, et al., Case No. 3:22-cv-05343. Each case is allegedly brought on the Company's behalf. The suits name the Company as a nominal defendant and, depending on the particular case, the members of our board of directors or, in certain instances, current or former officers, as defendants. While the complaints vary, they are based largely on the same underlying allegations as the securities class action suit described above (Weston), as well as, in certain instances, alleged insider trading. Collectively, these lawsuits purport to assert claims for, among other things, breach of fiduciary duty, aiding and abetting such breach, corporate waste, unjust enrichment, and under Sections 10(b) and 21D of the Securities Exchange Act of 1934. The complaints seek to recover unspecified damages and other relief on the Company's behalf. By court order dated July 19, 2022, the two cases in the Northern District of California (Lapin and Votto) have been consolidated and stayed in light of the securities class action and no response to the complaints in the action will be due unless and until the stay is lifted. The third case in the Northern District of California (Fox) was related to the other derivative suits and assigned to the same judge, and was similarly stayed by order of the court on December 2, 2022. The Delaware suit (Potteti) was voluntarily dismissed on September 1, 2022, and then re-filed in the Delaware Court of Chancery on September 22, 2022, under the caption Pottetti v. Springer, et al., Case No. C.A. 2022-0852-PAF. The Delaware Court of Chancery issued an order on September 30,2022 staying the action in light of the securities class action and no response to the complaint will be due unless and until the stay is lifted.

DocuSign Civil Litigation

On October 25, 2022, an action was filed in the Delaware Court of Chancery, captioned Daniel D. Springer v. Mary Agnes Wilderotter and DocuSign, Inc., Civil Action No. 2022-0963-LWW, concerning Mr. Springer's resignation from our board of directors. Mr. Springer's complaint sought relief determining that he did not resign from his position on our board of director and remains a director, and for an award of attorneys' fees and costs associated with the civil action. To avoid the cost and distraction of further litigation with Mr. Springer, the Company offered to stipulate to entry of judgment in favor of Mr. Springer as to his disputed resignation and his status as a member of our Board. Following our offer, on January 11, 2023, the Chancery Court issued an order declaring and confirming that (i) Mr. Springer has not resigned from the Board and (ii) Mr. Springer is currently a member of the Board. Mr. Springer subsequently filed a motion seeking payment of his attorneys' fees. DocuSign has opposed this motion, which remains pending before the Chancery Court.

In addition, on January 26, 2023, Mr. Springer delivered a demand for arbitration before JAMS, a private alternative dispute resolution firm, captioned Daniel D. Springer v. DocuSign, Inc. and Mary Agnes Wilderotter. In the demand, Mr. Springer alleges that he was wrongfully terminated as CEO; asserts related claims against DocuSign and Ms. Wilderotter, including defamation, withholding promised compensation and breach of contract; and seeks unspecified damages and other relief. DocuSign has engaged legal counsel to defend the matter, and on March 10, 2023 submitted a motion to dismiss several of the causes of action asserted in the demand.

Note 11. Stockholders' Equity

Common Stock Reserved for Future Issuance

We have reserved the following shares of common stock, on an as-if converted basis, for future issuance as follows:

	January 31,	
(in thousands)	2023	2022
RSUs outstanding	17,801	7,993
Options issued and outstanding	2,228	3,105
Remaining shares available for future issuance under the Equity Incentive Plans	39,538	42,199
Remaining shares available for future issuance under the ESPP	9,447	7,993
Total shares of common stock reserved	69,014	61,290

Equity Incentive Plans

We maintain three stock-based compensation plans: the 2018 Equity Incentive Plan (the "2018 Plan"), the Amended and Restated 2011 Equity Incentive Plan (the "2011 Plan") and the Amended and Restated 2003 Stock Plan (the "2003 Plan").

Our board of directors adopted, and our stockholders approved, the 2018 Plan during the year ended January 31, 2019. The 2018 Plan went into effect in April 2018, upon the effectiveness of our IPO Registration Statement. The 2018 Plan serves as a successor to the 2011 Plan and 2003 Plan and provides for the grant of stock-based awards to our employees, directors and consultants. Shares available for grant under the 2011 Plan that were reserved but not issued as of the effective date of the 2018 Plan were added to the reserves of the 2018 Plan. No additional awards under the 2011 Plan or 2003 Plan have been made since the effective date of the 2018 Plan. Outstanding awards under these two plans continue to be subject to the terms and conditions of the respective plans.

Additionally, any shares subject to outstanding awards originally granted under the 2011 Plan that: (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares or otherwise returned to DocuSign, Inc.; or (iii) are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award are added to the reserves of the 2018 Plan.

The 2018 Plan permits the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards. RSUs granted under the 2018 Plan generally vest over a four-year period, either quarterly or with 25% vesting at the end of one year and the remainder quarterly thereafter. Additionally, the Company grants performance-based and market-based RSUs to its executives on an annual basis.

Shares available for grant under the 2018 Plan for the year ended January 31, 2023 was as follows:

(in thousands)	Year Ended January 31, 2023
Available at beginning of fiscal year	42,199
Awards authorized	9,942
Shares granted	(17,757)
Shares cancelled/expired	3,731
Shares withheld for taxes	1,423
Available at end of fiscal year	39,538

The 2018 Plan provides that the number of shares reserved will automatically increase on the first day of each fiscal year, beginning on February 1, 2019, and ending on February 1, 2028, by 5% of the total number of shares of our capital stock outstanding on the immediately preceding January 31st (or such lesser number of shares as our board of directors or a committee of our board of directors may approve). The most recent automatic increase of 10.1 million shares occurred on February 1, 2023.

RSUs

The majority of RSUs vest upon the satisfaction of a service-based vesting condition. From time to time, we may also grant RSUs that are subject to either a performance-based or market-based vesting condition. The performance-based conditions will be satisfied upon satisfaction of certain financial performance targets. The market-based conditions will be satisfied if certain milestones based on our common stock price or relative total shareholder return are met. The weighted-average grant date fair value for RSUs granted during the years ended January 31, 2023, 2022 and 2021 was $66.50, $226.20 and $144.80 per share. The total grant date fair value of RSUs vested during the years ended January 31, 2023, 2022 and 2021 was $461.8 million, $367.1 million and $282.3 million.

RSU activity for the year ended January 31, 2023 was as follows:

(in thousands, except per share data)	Number of Units	Weighted-Average Grant Date Fair Value
Unvested at January 31, 2022	7,843	$ 146.52
Granted	17,757	66.50
Vested	(4,256)	108.50
Canceled	(3,723)	115.63
Unvested at January 31, 2023	17,621	$ 81.30

As of January 31, 2023, our total unrecognized compensation cost related to RSUs was $1.0 billion. We expect to recognize this expense over the remaining weighted-average period of approximately 3.1 years.

As of January 31, 2023, the grant date fair value of unvested RSUs that are subject to market-based vesting conditions was $97.5 million. We calculated the fair value of the RSU with market conditions using Monte Carlo option-pricing model based on the following assumptions:

	Year Ended January 31,		
	2023	2022	2021
Risk-free interest rate	3.21% - 4.42%	0.30 %	0.22 %
Expected dividend yield	— %	— %	— %
Expected life (in years)	1.0 - 6.7	3.0	3.0
Expected volatility	54% - 66%	46 %	40 %

Stock Options

There were no options granted during the years ended January 31, 2023, 2022 and 2021.

Option activity for the year ended January 31, 2023 was as follows:

(in thousands, except per share data and years)	Number of Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 31, 2022, all vested and exercisable	3,105	$ 16.41	4.45	$ 339,286
Exercised	(868)	14.60		
Canceled/expired	(9)	17.25		
Outstanding at January 31, 2023, all vested and exercisable	2,228	$ 17.11	3.60	$ 96,839

As of January 31, 2023, there was no remaining unrecognized compensation cost related to stock option grants. The aggregate intrinsic value of options exercised during the years ended January 31, 2023, 2022 and 2021 was $48.1 million, $391.2 million and $302.4 million.

2018 Employee Stock Purchase Plan

During the year ended January 31, 2019, our board of directors adopted, and our stockholders approved the ESPP. In April 2018, the ESPP went into effect upon the effectiveness of our IPO Registration Statement. The ESPP allows eligible employees to purchase shares of our common stock at a discounted price by accumulating funds, normally through payroll deductions, of up to 15% of their earnings. The purchase price for common stock under the ESPP is equal to 85% of the fair market value of our common stock on the first or last day of the offering period, whichever is lower. The ESPP provides for separate six-month offering periods that begin in the first and third quarter of each year.

We calculated the fair value of the ESPP purchase right using the Black-Scholes option-pricing model, based on the following assumptions:

	Year Ended January 31,		
	2023	2022	2021
Risk-free interest rate	1.15% - 4.04%	0.04% - 0.06%	0.11%-0.17%
Expected dividend yield	— %	— %	— %
Expected life of purchase right (in years)	0.5	0.5	0.5
Expected volatility	83% - 102%	43% - 58%	47% - 58%

The expected term for the ESPP purchase rights is based on the duration of the offering period. Estimated volatility for ESPP purchase rights is based on the historical volatility of our common stock price. The interest rate is derived from government bonds with a similar term to the ESPP purchase right granted. We have not declared, nor do we expect to declare dividends. Compensation expense related to the ESPP was $22.2 million, $18.6 million and $12.6 million for the years ended January 31, 2023, 2022 and 2021.

The number of shares reserved under the ESPP will automatically increase on the first day of each fiscal year, starting on February 1, 2019 and continuing through February 1, 2028, in an amount equal to the lesser of (i) 1% of the total number of shares of our common stock outstanding on January 31 of the preceding fiscal year, (ii) 3.8 million shares, or (iii) a lesser number of shares determined by our board of directors. As of January 31, 2023, 9.4 million shares of common stock were reserved for issuance under the ESPP.

Stock Repurchase Program

In March 2022, our board of directors authorized a stock repurchase program of up to $200.0 million of our outstanding common stock. During the year ended January 31, 2023, we repurchased and cancelled 1.1 million shares of common stock at an average price of $55.52 per share, for an aggregate amount of $63.0 million.

Note 12. Restructuring and Other Related Charges

During fiscal 2023, the board of directors authorized a restructuring plan (the "2023 Restructuring Plan") in response to changing economic conditions and in an effort to reduce our operational costs and improve our organizational efficiency. We expect to incur costs associated with the Restructuring Plan related to employee termination benefits and other costs mainly in the third and fourth quarters of fiscal 2023. These amounts are recorded to the Restructuring and other related charges within our consolidated statements of operations and comprehensive loss as they are incurred.

For the year ended January 31, 2023, restructuring and other related charges were $28.3 million, and primarily composed of $27.4 million for employee termination benefits, which included stock-based compensation expense of $5.6 million.

The following table summarizes our restructuring liabilities during the year ended January 31, 2023:

(in thousands)	January 31, 2022		Accruals	Cash Payments	January 31, 2023
Employee termination benefits	$	—	$ 21,748	$ (21,364)	$ 384
Other		—	1,058	(900)	158
Total	$	—	$ 22,806	$ (22,264)	$ 542

Note 13. Net Loss per Share Attributable to Common Stockholders

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for periods presented:

(in thousands, except per share data)	Year Ended January 31,		
	2023	2022	2021
Numerator:			
Net loss attributable to common stockholders	$ (97,454)	$ (69,976)	$ (243,267)
Denominator:			
Weighted-average common shares outstanding	200,903	196,675	185,760
Net loss per share attributable to common stockholders:			
Basic and diluted	$ (0.49)	$ (0.36)	$ (1.31)

Outstanding potentially dilutive securities that were excluded from the diluted per share calculations because they would have been antidilutive are as follows:

(in thousands)	January 31,		
	2023	2022	2021
RSUs	15,129	7,843	10,586
Stock options	2,228	3,105	4,798
ESPP	516	287	130
Convertible senior notes	2,161	2,161	3,250
Total antidilutive securities	20,034	13,396	18,764

Note 14. Employee Benefit Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Plan"). This Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. In the fourth quarter of fiscal 2019, we began to match 50% of each participant's contribution up to a maximum of 6% of the participant's base salary and commissions paid during the period. During the year ended January 31, 2023, 2022 and 2021, we recognized expenses of $32.3 million, $25.5 million and $18.9 million related to matching contributions.

Note 15. Income Taxes

The domestic and foreign components of pre-tax loss were as follows:

(in thousands)	Year Ended January 31,		
	2023	2022	2021
U.S.	$ 19,673	$ (93,356)	$ (240,175)
International	(109,554)	26,442	10,683
Loss before income taxes	$ (89,881)	$ (66,914)	$ (229,492)

The components of our income tax provision (benefit) were as follows:

(in thousands)	Year Ended January 31,		
	2023	2022	2021
Current			
Federal	$ (464)	$ (931)	$ (35)
State	1,666	(108)	269
Foreign	4,674	3,407	15,951
Total current	5,876	2,368	16,185
Deferred			
Federal	21	213	(243)
State	(21)	184	5
Foreign	1,697	297	(2,172)
Total deferred	1,697	694	(2,410)
Provision for income taxes	$ 7,573	$ 3,062	$ 13,775

The reconciliation of the statutory federal income tax rate to our effective tax rate was as follows:

(in percentage)	Year Ended January 31,		
	2023	2022	2021
U.S. statutory rate	21.0 %	21.0 %	21.0 %
State taxes	(2.4)	2.1	2.7
Foreign tax rate differential	16.4	(3.4)	0.1
Increase (decrease) unrecognized tax benefit	(0.5)	1.0	(5.6)
Stock-based compensation	(55.1)	309.6	87.1
Change in valuation allowance	(35.5)	(386.4)	(118.4)
Dual Jurisdiction Deferred Taxes	39.2	—	—
Research and development credits	20.1	58.2	9.1
Lapse of Statute of Limitations	0.6	1.4	—
Other deferred adjustment	(10.7)	(9.9)	(1.1)
Other	(1.5)	1.8	(0.9)
Effective tax rate	(8.4)%	(4.6)%	(6.0)%

The significant components of net deferred tax balances were as follows:

(in thousands)	January 31,	
	2023	2022
Deferred tax assets		
Net operating loss carryforwards	$ 711,532	$ 891,414
Accruals and reserves	18,330	15,566
Stock-based compensation	49,615	35,319
Research and development credits	118,183	99,353
Capitalized research and development expenses	204,501	—
Other	55,087	57,049
Total deferred tax assets	1,157,248	1,098,701
Less: Valuation allowance	(1,032,016)	(999,191)
Deferred tax assets, net of valuation allowance	125,232	99,510
Deferred tax liabilities		
Deferred contract acquisition costs	(103,185)	(74,727)
Other	(30,646)	(31,765)
Total deferred tax liabilities	(133,831)	(106,492)
Net deferred tax liabilities	$ (8,599)	$ (6,982)

We intend to invest substantially all of our foreign subsidiary earnings, as well as our capital in our foreign subsidiaries, indefinitely outside of the U.S. in those jurisdictions in which we would incur significant, additional costs upon repatriation of such amounts. Therefore, no deferred tax liabilities for foreign withholding taxes have been recorded relating to the earnings of our foreign subsidiaries.

Recognized tax benefits on total stock-based compensation expense, which are reflected in the "Provision for income taxes" in the consolidated statements of operations and comprehensive loss, were $3.3 million, $1.6 million and $2.2 million in the years ended January 31, 2023, 2022 and 2021, respectively. Our tax provision includes a $2.2 million tax shortfall, and $1.9 million and $2.0 million of excess tax benefits from stock-based compensation for the years ended January 31, 2023, 2022 and 2021, respectively.

As of January 31, 2023, we had accumulated net operating loss carryforwards of $2.9 billion for federal and $1.4 billion for state. Of the federal net operating losses, $2.7 billion is carried forward indefinitely, but is limited to 80% of taxable income. The remaining federal and state net operating loss carryforwards will begin to expire in 2025 and 2027, respectively. As of January 31, 2023, we also had total foreign net operating loss carryforwards of $171.9 million, which do not expire under local law.

As of January 31, 2023, we had accumulated U.S. research tax credits of $126.3 million for federal, $33.3 million for California and $1.4 million for Illinois. The U.S. federal and Illinois research tax credits will begin to expire in 2033 and 2027, respectively. The California research tax credits do not expire.

Available net operating losses may be subject to annual limitations due to ownership change limitations provided by the Internal Revenue Code, as amended (the "Code"), and similar state provisions. Under Section 382 of the Code, substantial changes in our ownership and the ownership of acquired companies may limit the amount of net operating loss carryforwards that are available to offset taxable income. Our ability to carry forward our federal and state net operating losses is limited due to an ownership change that occurred in a prior fiscal year. This limitation has been accounted for in calculating the available net operating loss carryforwards. The foreign jurisdictions in which we operate may have similar provisions that may limit our ability to use net operating loss carryforwards incurred by entities that we have acquired. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examination from various taxing authorities.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits was as follows:

	January 31,	
(in thousands)	2023	2022
Unrecognized tax benefits balance at February 1	$ 46,729	$ 33,779
Gross increase for tax positions of prior years	333	5,287
Gross decrease for tax positions of prior years	(1,734)	(1,513)
Settlements	(2,484)	—
Gross increase for tax positions of current year	5,102	9,176
Unrecognized tax benefits balance at January 31	$ 47,946	$ 46,729

As of January 31, 2023, the Company had $47.9 million of unrecognized tax benefits, of which $10.8 million could affect the Company's effective tax rate, if recognized. The remainder of the unrecognized tax benefits would not affect the effective tax rate due to a significant portion of the unrecognized tax benefit being recorded as a reduction in our gross deferred tax asset, offset by a reduction in our valuation allowance. We have net uncertain tax positions of $11.3 million, $16.2 million and $16.7 million included in other liabilities on our consolidated balance sheet as of January 31, 2023, 2022 and 2021.

We do not expect our gross unrecognized tax benefit to change significantly within the next 12 months. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. As of January 31, 2023, accrued interest and penalties was $0.6 million.

We are subject to taxation in the U.S. and various foreign jurisdictions. Our tax years from inception in 2003 through January 31, 2023 remain subject to examination by U.S. and California taxing authorities, as well as taxing authorities in various other state and foreign jurisdictions. We are not under examination in any material jurisdictions.

We recognize valuation allowances on deferred tax assets if it is more likely than not that some or all the deferred tax assets will not be realized. Due to our history of losses in the U.S., the net cumulative U.S. deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $32.8 million in the year ended January 31, 2023 and by $275.4 million in the year ended January 31, 2022.

The following table represents the rollforward of our valuation allowance:

	Year Ended January 31,		
(in thousands)	2023	2022	2021
Beginning balance	$ 999,191	$ 723,767	$ 445,746
Valuation allowance charged to income tax provision	32,825	256,017	269,135
Valuation allowance from acquisitions	—	—	9,354
Convertible senior notes settled	—	—	14,985
Convertible senior notes issued	—	—	(15,453)
Adoption of ASU 2020-06	—	19,407	—
Ending balance	$ 1,032,016	$ 999,191	$ 723,767

Note 16.   Geographic Information

We operate in one operating segment and one reportable segment as we only report financial information on an aggregate and consolidated basis to the Chief Executive Officer, who is our CODM.

Revenue by geography is based on the address of the customer as specified in our master subscription agreement. Revenue by geographic area was as follows:

(in thousands)	Year Ended January 31,		
	2023	**2022**	**2021**
U.S.	$ 1,895,932	$ 1,625,966	$ 1,166,004
International	619,983	481,247	287,043
Total revenue	$ 2,515,915	$ 2,107,213	$ 1,453,047

No single country other than the U.S. had revenue greater than 10% of total revenue in the years ended January 31, 2023, 2022 and 2021.

Our long-lived assets by geographic area, which consist of property and equipment, net and operating lease right-of-use assets were as follows:

(in thousands)	January 31,	
	2023	**2022**
U.S.	$ 266,328	$ 218,048
Ireland	44,019	55,061
All other countries	31,038	37,576
Total long-lived assets	$ 341,385	$ 310,685

Note 17. Subsequent Events

On February 16, 2023, we announced a restructuring plan ("2024 Restructuring Plan") that was designed to support our growth, scale and profitability objectives. As part of the 2024 Restructuring Plan, we expect it will restructure and reduce our current workforce by approximately 10%, primarily in our worldwide field organization. We currently estimate that we will incur charges of approximately $25 million to $35 million in connection with the 2024 Restructuring Plan, consisting primarily of cash expenditures for employee transition, notice period severance payments, employee benefits, and related costs as well as non-cash expenses related to vesting of share-based awards. We expect that the majority of the restructuring charges will be incurred in the first quarter of fiscal 2024 and that the execution of the 2024 Restructuring Plan will be substantially complete by the end of the second quarter of fiscal 2024.

On March 9, 2023, we announced that Cynthia Gaylor, our Chief Financial Officer, notified us of her intention to resign. Ms. Gaylor will continue to provide services in her current capacities to provide for the orderly transition of her duties through June 15, 2023, the effective date of her resignation.

On March 10, 2023, the Federal Deposit Insurance Corporation ("FDIC") issued a press release stating that Silicon Valley Bank, Santa Clara, California, ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Thereafter, the FDIC transferred all deposits of SVB to a newly created bridge bank, named Silicon Valley Bridge Bank, N.A., providing all depositors access to their money beginning on March 13, 2023,and committing to the resolution of SVB in a manner that fully protects all depositors. We maintain operating accounts at SVB with immaterial balances and therefore believe that our exposure to loss because of SVB's receivership is immaterial.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), as of January 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of January 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time periods specified by Securities and Exchange Commission ("SEC") rules and forms and (b) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding any required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Management has concluded that its internal control over financial reporting was effective as of January 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The effectiveness of our internal control over financial reporting as of January 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the fourth quarter of fiscal 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We maintain a Code of Business Conduct and Ethics applicable to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, which is a "Code of Ethics for Senior Financial Officers" as defined by applicable rules of the SEC. This code is publicly available on our investor relations website at investor.docusign.com. If we make any amendments to this code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our investor relations website or in a Current Report on Form 8-K filed with the SEC.

The remaining information required by this item, including information about our Directors, Executive Officers and Audit Committee, is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this Annual Report on Form 10-K:

1.   Financial Statements

The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations and Comprehensive Loss
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

2.   Financial Statement Schedules

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

3.   Exhibits

See the Exhibit Index immediately following "Item 16. Form 10-K Summary."

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit Number	Description	Form	File No.	Incorporated by Reference Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation.	8-K	001-38465	3.1	May 1, 2018
3.2	Amended and Restated Bylaws.	8-K	001-38465	3.1	March 10, 2022
4.1	Form of Common Stock Certificate.	S-1/A	333-223990	4.1	April 17, 2018
4.2	Indenture, dated September 18, 2018, between the Registrant and U.S. Bank National Association, as Trustee.	8-K	001-38465	4.1	September 18, 2018
4.3	Form of Global Note representing the Registrant's 0.50% Convertible Senior Notes due 2023 (included as Exhibit A to the Indenture filed as Exhibit 4.1).	8-K	001-38465	4.2	September 18, 2018
4.4	Credit Agreement, dated as of January 11, 2021, by and among the Registrant, Bank of America, N.A., BofA Securities, Inc. and Silicon Valley Bank, and the lenders thereunder.	8-K	001-38465	99.1	January 11, 2021
4.5	Indenture, dated January 15, 2021, by and among the Registrant and U.S. National Bank Association, as Trustee.	8-K	001-38465	4.1	January 15, 2021
4.6	Form of Global Note representing the Registrant's 0% Convertible Senior Notes due 2024 (included as Exhibit A to the Indenture filed as Exhibit 4.1).	8-K	001-38465	4.1	January 15, 2021
4.7	Description of the Registrant's Securities.	10-K	001-38465	4.8	March 31, 2021
10.1	Form of Confirmation for Capped Call Transactions.	8-K	001-38465	10.1	September 18, 2018
10.2	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.	8-K	001-38465	10.1	December 3, 2020
10.3#	Amended and Restated 2011 Equity Incentive Plan, as amended.	S-1	333-223990	10.2	March 28, 2018
10.4#	Form of Option Agreement and Exercise Notice under Amended and Restated 2011 Equity Incentive Plan.	S-1	333-223990	10.3	March 28, 2018
10.5#	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under Amended and Restated 2011 Equity Incentive Plan.	S-1	333-223990	10.4	March 28, 2018
10.6#	2018 Equity Incentive Plan.	S-8	333-224577	10.6	May 1, 2018
10.7#	Form of Option Agreement and Exercise Notice under 2018 Equity Incentive Plan.	S-1	333-223990	10.6	March 28, 2018
10.8#	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under 2018 Equity Incentive Plan.	S-1	333-223990	10.7	March 28, 2018
10.9#	2018 Employee Stock Purchase Plan.	S-8	333-224577	10.9	May 1, 2018
10.10#	Form of Performance Stock Unit Grant Notice under 2018 Equity Incentive Plan.	10-Q	001-38465	10.5	June 9, 2022
10.11	Office Lease 221 Main Street and related amendments.	S-1	333-223990	10.12	March 28, 2018

10.12	11th Amendment to Office Lease 221 Main Street.			Filed herewith	
10.13#	Non-Employee Director Compensation Policy, amended and restated as of May 28, 2021.	10-Q	001-38465	10.1	June 4, 2021
10.14#	Amended and Restated Offer Letter, dated as of March 27, 2018, by and between the Registrant and Daniel D. Springer.	S-1	333-223990	10.10	March 28, 2018
10.15#	Amendment to Offer Letter, dated as of March 10, 2020, by and between the Registrant and Daniel D. Springer.	8-K	001-38465	99.2	March 12, 2020
10.16#	Offer Letter, dated as of August 28, 2020, by and between the Registrant and Cynthia Gaylor.	10-Q	001-38465	10.2	December 4, 2020
10.17	Form of Capped Call Transaction Confirmation entered into January 2021.	8-K	001-38465	99.1	January 15, 2021
10.18	Form of Exchange Agreement.	8-K	001-38465	99.2	January 15, 2021
10.19#	Amended and Restated Executive Severance and Change in Control Agreement, dated as of March 31, 2021, by and between the Company and Cynthia Gaylor.	10-K	001-38465	10.28	March 31, 2021
10.20#	Executive Severance and Change in Control Agreement, dated as of March 11, 2021, by and between the Company and Dan Springer.	10-K	001-38465	10.31	March 31, 2021
10.21#	Offer Letter, dated as of May 9, 2022, by and between the Registrant and Stephen Shute.	10-Q	001-38465	10.1	June 9, 2022
10.22#	Offer Letter, dated as of May 31, 2022, by and between the Registrant and James Shaughnessy.	10-Q	001-38465	10.2	June 9, 2022
10.23#	Executive Severance and Change in Control Agreement, dated as of May 9, 2022, by and between the Registrant and Stephen Shute.	10-Q	001-38465	10.3	June 9, 2022
10.24#	Executive Severance and Change in Control Agreement, dated as of May 31, 2022, by and between the Registrant and James Shaughnessy.	10-Q	001-38465	10.4	June 9, 2022
10.26#	Offer Letter, dated June 17, 2022, by and between the Registrant and Mary Agnes Wilderotter.	8-K	001-38465	10.1	June 22, 2022
10.27#	Amendment to Amended and Restated Executive Severance and Change in Control Agreement, dated June 21, 2022, by and between the Registrant and Cynthia Gaylor.	8-K	001-38465	10.2	June 22, 2022
10.28#	Amendment to Executive Severance and Change in Control Agreement, dated June 21, 2022, by and between the Registrant and James Shaughnessy.	8-K	001-38465	10.3	June 22, 2022
10.29#	Amendment to Executive Severance and Change in Control Agreement, dated June 21, 2022, by and between the Registrant and Stephen Shute.	8-K	001-38465	10.4	June 22, 2022
10.30#	Separation Agreement and General Release of Claims, dated July 28, 2022, by and between the Registrant and Scott Olrich.	8-K	001-38465	10.1	July 29, 2022
10.31#	Offer Letter, dated as of May 19, 2022, by and between the Registrant and Inhi Cho Suh.	8-K	001-38465	10.1	September 8, 2022
10.32#	Executive Severance and Change in Control Agreement, dated as of July 5, 2022, by and between the Registrant and Inhi Cho Suh.	8-K	001-38465	10.2	September 8, 2022
10.33#	Amendment to Executive Severance and Change in Control Agreement, dated as of July 5, 2022, by and between the Registrant and Inhi Cho Suh.	8-K	001-38465	10.3	September 8, 2022
10.34#	Offer Letter dated September 13, 2022 by and between the Registrant and Allan Thygesen.	8-K	001-38465	10.1	September 22, 2022

10.35#	[Transition Services and Separation Agreement, dated March 9, 2023, by and between the Registrant and Cynthia Gaylor.](#)	8-K	001-38465	10.1		March 10, 2023
10.36#	[Offer Letter, dated as of January 3, 2023, by and between the Registrant and Robert Chatwani.](#)	8-K	001-38465	10.2		March 10, 2023
10.37#	[Executive Severance and Change in Control Agreement, dated as of January 3, 2023, by and between the Registrant and Robert Chatwani.](#)	8-K	001-38465	10.3		March 10, 2023
10.38#	[Form of Expanded Severance Letter](#).	8-K	001-38465	10.4		March 10, 2023
21.1	[Subsidiaries of the Registrant.](#)				Filed herewith	
23.1	[Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.](#)				Filed herewith	
24.1	Power of Attorney (reference is made to the signature page hereto).				Filed herewith	
31.1	[Certification of the Chief Executive Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)				Filed herewith	
31.2	[Certification of the Chief Financial Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)				Filed herewith	
32.1*	[Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)				Filed herewith	
101.INS	Inline XBRL Instance Document.				Filed herewith	
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				Filed herewith	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				Filed herewith	
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.				Filed herewith	
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.				Filed herewith	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				Filed herewith	
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)				Filed herewith	

*   The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

\#   Indicates management contract or compensatory plan, contract or agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2023

DOCUSIGN, INC.

By: /s/ Allan Thygesen

Allan Thygesen

Chief Executive Officer

(Principal Executive Officer)

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Allan Thygesen and Cynthia Gaylor, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Allan Thygesen Allan Thygesen	Chief Executive Officer and Director (*Principal Executive Officer*)	March 27, 2023
/s/ Cynthia Gaylor Cynthia Gaylor	Chief Financial Officer (*Principal Financial Officer and Principal Accounting Officer*)	March 27, 2023
/s/ Mary Agnes Wilderotter Mary Agnes Wilderotter	Chair, Director	March 27, 2023
/s/ James Beer James Beer	Director	March 27, 2023
/s/ Teresa Briggs Teresa Briggs	Director	March 27, 2023
/s/ Cain A. Hayes Cain A. Hayes	Director	March 27, 2023
/s/ Blake J. Irving Blake J. Irving	Director	March 27, 2023
/s/ Enrique T. Salem Enrique T. Salem	Director	March 27, 2023
/s/ Peter Solvik Peter Solvik	Director	March 27, 2023
/s/ Daniel D. Springer Daniel D. Springer	Director	March 27, 2023